Form 10KSB, Exhibit 13
period 1996-12-31
SOUTH FLORIDA BANK HOLDING CORPORATION
filed 1997-03-27
CIK 869063

                                                                   EXHIBIT 13.1







March, 1997

Dear Fellow Shareholders:

     Your Company continues to build value for our community and our shareholders. South Florida Bank is one of the few remaining independent community banks in Lee County, and enjoyed a record year of growth and profitability. The Directors and management are pleased to report the following accomplishments.

     The Company earned $1,000,206, or $.82 per share, during 1996, representing a 69% improvement from 1995 earnings of $593,000, or $.59 per share. This is the second consecutive year of record profits. The 1996 return on average equity was 18.44% and return on average assets was 1.57%, as compared to a 1995 return on average equity of 14.89% and return on average assets of 1.01%. In addition, quarterly profits continue to improve with 1996 fourth quarter pre-tax earnings of $204,000 exceeding 1995 fourth quarter pre-tax earnings of $146,000. This is an increase of 40%.

     Total assets increased $7.9 million, or 12%, to $71.5 million as of December 31, 1996. Loans grew 21% to $43.1 million as the Bank funded $17.5 million of new loans during 1996 as compared to $13.0 million during 1995. The Bank's advertising campaign highlighting our personal approach to banking resulted in a 14% increase in deposits. In addition, the Bank improved its asset quality, reducing loans on non-accrual status and other real estate owned to $811,000, or 1.13% of total assets.

     Earnings improved during 1996 from 1995 primarily as a result of the increase in net interest income and the decrease in non-interest expenses. An increase in total assets coupled with an improvement in the net interest margin to 4.85% from 4.63% resulted in an increase of $388,000 in net interest income. Non-interest expenses decreased for the fourth consecutive year. Non-interest expenses totaled $2.6 million in 1996, or a reduction of $79,000 from 1995.

     Your Bank's capital remains strong with average equity totaling 8.52% of average assets, and exceeds the FDIC's guidelines for a well-capitalized bank. Our capital base enables us to continue to grow and meet the needs of an ever expanding community.

     We are pleased that George T. (Pat) Mann, Jr., President of George T. Mann General Contractor, Inc., and Carole A. Green, a Director of the Hospital Board of Lee County d/b/a Lee Memorial Health Systems have joined our Board of Directors in October, 1996. They have already made valuable contributions.

     Please read the following report as it provides an in-depth analysis of your Company's financial information. We look forward to meeting with you at the Annual Meeting to be held on Tuesday, April 22, 1997 at 4:00 p.m. at the Bank's Colonial Office, 1500 Colonial Boulevard, Fort Myers, Florida.


Very truly yours,




Robert Ernest Hendry                                  William P. Valenti
Chairman of the Board                                 President and Chief
                                                      Executive Officer

                     SOUTH FLORIDA BANK HOLDING CORPORATION
                             SELECTED FINANCIAL DATA

                                                1996              1995              1994              1993              1992
                                            ------------      ------------      ------------      ------------      ------------
Statements of Operations:
------------------------
Total interest income ..................    $  4,869,672      $  4,534,245      $  3,749,349      $  4,325,676      $  6,138,754
Total interest expense .................       1,956,622         2,009,174         1,402,489         1,744,587         2,794,607
                                            ------------      ------------      ------------      ------------      ------------
     Net interest income ...............       2,913,050         2,525,071         2,346,860         2,581,089         3,344,147
Provision for loan losses ..............            --              28,000           (75,000)          325,000         2,540,000
Non-interest income ....................         611,513           547,321           515,196           612,408           626,210
Non-interest expense ...................       2,632,357         2,711,569         2,894,585         3,518,497         3,931,547
                                            ------------      ------------      ------------      ------------      ------------
     Income (Loss) before
         income taxes ..................         892,206           332,823            42,471          (650,000)       (2,501,190)
Benefit for income taxes ...............         108,000           260,000              --                --                --
                                            ------------      ------------      ------------      ------------      ------------
     Net income (loss) .................    $  1,000,206      $    592,823      $     42,471      $   (650,000)     $ (2,501,190)
                                            ============      ============      ============      ============      ============

     Net income (loss) per share .......    $        .82      $       0.59      $       0.04      $      (0.71)     $      (3.15)
                                            ============      ============      ============      ============      ============

Return (Loss) on average assets ........            1.57%             1.01%              .08%            (1.05)%           (3.25)%
Return (Loss) on average equity ........           18.44             14.89              1.20            (16.99)           (46.67)

Loans charged-off ......................    $    (98,341)     $   (815,193)     $   (163,072)     $ (1,454,117)     $ (4,018,232)
Loans recovered ........................         150,633           296,700           507,821           487,932           104,618
                                            ------------      ------------      ------------      ------------      ------------
     Net loans (charged-off)
         recovered .....................    $     52,292      $   (518,493)     $    344,749      $   (966,185)     $ (3,913,614)
                                            ============      ============      ============      ============      ============

Statements of Financial Condition:
---------------------------------
Total loans ............................    $ 44,040,268      $ 36,545,637      $ 32,854,507      $ 35,887,129      $ 40,382,123
Allowance for loan losses ..............         904,562           852,270         1,342,763         1,073,014         1,714,199
                                            ------------      ------------      ------------      ------------      ------------
     Loans - net .......................      43,135,706        35,693,367        31,511,744        34,814,115        38,667,924

Total loan delinquencies 30
     days and over .....................         390,345           904,198         1,609,520         1,756,673         2,979,472
Other real estate owned ................         548,500           582,500         2,361,035         4,107,177         5,081,110
                                            ------------      ------------      ------------      ------------      ------------
     Total .............................         938,845         1,486,698         3,970,555         5,863,850         8,060,582

Investments ............................      16,639,176        17,867,052        13,461,342        11,559,669        13,877,939
Federal funds sold .....................       5,179,000         5,337,000         1,428,000         1,785,000         5,336,000

Total assets ...........................      71,529,527        63,590,119        52,751,846        57,476,270        69,574,730

Total deposits .........................      63,887,775        55,990,836        48,136,291        51,847,669        63,247,150

Total shareholders' equity .............       6,407,725         5,386,085         3,803,037         3,813,952         3,459,696
Book value per share ...................            5.29              4.50              3.79              3.80              4.35

Number of branches .....................               3                 3                 3                 3                 3

Average equity to average assets .......            8.52%             6.48%             6.56%             6.17%             6.96%
Total risk-based capital ratio .........           13.70             13.33             11.04              9.84              8.57
Tier 1 capital to total asset ratio ....            8.82              8.05              6.92              6.25              5.09

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Consolidated total assets of South Florida Bank Holding Corporation (the "Holding Corporation"), its subsidiary South Florida Bank (the "Bank"), and the Bank's wholly-owned subsidiaries, New Town Properties, Inc. and Valu Prop, Inc. (collectively, the "Company") increased to $71.5 million as of December 31, 1996, from $63.6 million as of December 31, 1995, an increase of $7.9 million or 12.49%. During 1996 the Bank emphasized growth by means of an advertising campaign and an officer calling program. The Company's shareholders' equity increased to $6.4 million as of December 31, 1996 from $5.4 million as of December 31, 1995, an increase of $1.0 million or 18.97%. This increase was primarily the result of net income of $1.0 million, the exercise of 15,000 stock options for $75,000, partially offset with the $54,000 decrease resulting from unrealized securities losses. As of December 31, 1996, the Bank's total risk-based capital ratio was 13.70% and leverage ratio was 8.82%, as compared to 13.33% and 8.05%, respectively, as of December 31, 1995. See "Capital Resources" for additional information regarding the Bank's capital ratios.

     Net income increased to $1.0 million for the year ended December 31, 1996, or $.82 per share, from $593,000 for the year ended December 31, 1995, or $.59 per share, and from net income of $42,000 for the year ended December 31, 1994, or $.04 per share. Income before income taxes increased to $892,000 for 1996, from $333,000 for 1995 and $42,000 for 1994. The Company's improved earnings during 1996 as compared to the prior two years resulted partly from net interest income increasing $388,000 from 1995 to 1996 and $178,000 from 1994 to 1995 as the Bank's total interest-earning assets grew. In addition, the total of legal and collection expenses decreased to $149,000 during 1996 from $193,000 and $334,000 during 1995 and 1994, respectively, and the Bank recorded a benefit for income taxes of $108,000 during 1996 and $260,000 during 1995.

     The following discussion provides a more in-depth analysis of the Company's financial condition and results of operations. The financial statements and accompanying notes included in this report are an integral part of this discussion and should be read in conjunction with it.

FINANCIAL CONDITION

     The Bank's advertising campaign, coupled with an officer calling program, resulted in an increase in total assets and liabilities. The Company's total assets increased to $71.5 million as of December 31, 1996 from $63.6 million as of December 31, 1995, an increase of $7.9 million or 12.49%. Earning assets, comprised of loans and the investment portfolio (which in turn is comprised of investments held-to-maturity, investments available-for-sale, and federal funds sold) increased, as discussed below, to $64.9 million as of December 31, 1996 from $58.9 million as of December 31, 1995, an increase of $6.0 million or 10.28%. Non-earning assets, comprised of cash and due from banks, premises and equipment, accrued interest receivable, other real estate owned and other assets, increased to $6.6 million as of December 31, 1996 from $4.7 million as of December 31, 1995, an increase of $1.9 million (primarily due to a $1.9 million increase in cash and due from banks) or 40.12%.

     Net loans increased to $43.1 million as of December 31, 1996 from $35.7 million as of December 31, 1995, an increase of $7.4 million or 20.85%. Mortgage loans which increased $4.0 million were the primary components of outstanding loans. In addition, installment loans increased $2.1 million (with the introduction during late 1995 of a mobile home loan product) and commercial loans increased $981,000. Management's strategy is to lend to small-to-medium sized businesses. For a discussion of the decrease of loans on non-accrual status to $263,000 as of December 31, 1996 from $676,000 as of December 31, 1995, and the increase in the allowance for loan losses to $905,000 as December 31, 1996 from $852,000 as of December 31, 1995, see "--Allowance for Loan Losses".

     The investment portfolio decreased to $21.8 million as of December 31, 1996 from $23.2 million as of December 31, 1995, a decrease of $1.4 million or 5.97%. The proceeds from the decrease in the investment portfolio were primarily used to fund the increase in loans.

     Cash and due from banks increased to $4.7 million as of December 31, 1996 from $2.8 million as of December 31, 1995, or an increase of $1.9 million or 69.90%. This increase resulted primarily from the increase in funds due from banks. These funds were primarily the proceeds of a portion of the increase in demand deposit accounts which increased $4.8 million from December 31, 1995 to December 31, 1996.

     Premises and equipment decreased to $408,000 as of December 31, 1996 from $503,000 as of December 31, 1995, a decrease of $95,000 or 18.72%. This decrease resulted primarily from the excess of 1996 depreciation expense of $146,000 over the cost of furniture and fixed asset acquisitions. Accrued interest receivable decreased to $452,000 as of December 31, 1996 from $496,000 as of December 31, 1995, a decrease of $44,000 or 8.94%. This decrease resulted primarily from the $63,000 decrease in accrued interest receivable on investment securities partially offset with the increase in accrued interest receivable on loans receivable which increased with the increase in total loans.

     Other real estate owned decreased to $549,000 as of December 31, 1996 from $583,000 as of December 31, 1995, a decrease of $34,000 or 5.84%. This decrease resulted primarily from a partial write-down in the carrying value of a certain piece of other real estate owned. See "-- Allowance for Loan Losses" for a discussion of the four remaining assets reported as other real estate owned. Other assets increased to $504,000 as of December 31, 1996 from $367,000 as of December 31, 1995, an increase of $137,000 or 37.27%. This increase resulted primarily from the $108,000 increase in deferred income tax assets, net of the valuation allowance associated with the Company's tax loss carryforward.

     Deposits increased to $63.9 million as of December 31, 1996 from $56.0 million as of December 31, 1995, an increase of $7.9 million or 14.10%. Core deposits increased to $59.5 million as of December 31, 1996 from $52.9 million as of December 31, 1995, an increase of $6.6 million or 12.58%. This increase in core deposits primarily reflected deposit accounts opened (including the new 15-month certificate of deposit) as a result of the advertising campaign and officer calling program. As of December 31, 1996 and 1995, the ratio of net loans to deposits was 67.52% and 63.75%, respectively.

     Securities sold under agreements to repurchase ("Sweep Accounts") decreased to $749,000 as of December 31, 1996 from $1.6 million as of December 31, 1995, a decrease of $874,000 or 53.86%. This decrease resulted from Sweep Accounts closing as originally contracted with the customers.

     For the years ended December 31, 1996, 1995 and 1994, the Bank's average statements of financial condition, interest income and expense, and yields earned and rates paid were as follows:

                                                                AVERAGE BALANCES, INTEREST YIELDS AND RATES
                                                              1996                                      1995
                                         --------------------------------------     ---------------------------------------
                                            Average                       Yield/       Average                        Yield/
ASSETS:                                     Balance         Interest       Rate        Balance        Interest         Rate
                                         ------------     ----------      -----     ------------     ----------      -----
Loans:
   Commercial .......................    $  7,536,483     $  767,113      10.18%    $  6,292,714     $  647,245      10.29%
   Mortgage (a) .....................      26,930,923      2,434,924       9.04       23,846,224      2,214,187       9.29
   Installment ......................       2,593,582        224,442       8.65        1,458,742        144,760       9.92
   Other ............................       2,876,305        289,674      10.07        2,511,312        260,973      10.39
                                         ------------     ----------      -----     ------------     ----------      -----
Total loans, net
   of unearned
   income (b) .......................      39,937,293      3,716,153       9.30       34,108,992      3,267,165       9.58
Investment securities-
   all taxable ......................      16,703,169        981,321       5.88       16,796,439      1,053,831       6.27
Federal funds sold ..................       3,234,819        172,198       5.32        3,625,897        213,249       5.88
                                         ------------     ----------      -----     ------------     ----------      -----
Total earning
   assets (c) .......................      59,875,281     $4,869,672       8.13%      54,531,328     $4,534,245       8.31%
                                                          ==========      =====                      ==========      =====
Cash and due
   from banks .......................       2,809,497                                  2,497,149
Other assets ........................       1,879,234                                  2,637,183
Allowance for
   loan losses ......................        (927,332)                                  (981,014)
                                         ------------                               ------------
Total assets ........................    $ 63,636,680                               $ 58,684,646
                                         ============                               ============

LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing deposits:
   NOW accounts .....................    $  7,604,620     $  123,378       1.62%    $  7,131,146     $  136,564       1.92%
   Money market .....................       9,332,707        242,863       2.60        9,274,608        280,082       3.02
   Savings ..........................       2,360,086         52,476       2.22        2,260,354         55,796       2.47
   Time deposits:
   Under $100,000 ...................      23,031,493      1,333,029       5.79       22,445,225      1,335,187       5.95
   $100,000 & over ..................       3,145,980        178,118       5.66        2,822,473        162,786       5.77
                                         ------------     ----------      -----     ------------     ----------      -----
Total interest-bearing
   deposits .........................      45,474,886      1,929,864       4.24       43,933,806      1,970,415       4.48
Sweep accounts ......................       1,194,434         38,623       3.23          958,802         39,750       4.15
                                         ------------     ----------      -----     ------------     ----------      -----
Total interest-bearing
   liabilities ......................      46,669,320     $1,968,487       4.22%      44,892,608     $2,010,165       4.48%
                                                          ==========      =====                      ==========      =====
Demand deposits .....................      11,093,282                                  9,520,152
Other liabilities ...................         450,556                                    471,786
Shareholders' equity ................       5,423,522                                  3,800,100
                                         ------------                               ------------
Total ...............................    $ 63,636,680                               $ 58,684,646
                                         ============                               ============

SPREAD AND INTEREST DIFFERENTIAL:
Interest rate spread ................                                      3.91%                                      3.83%
                                                                          =====                                      =====
Excess of total earning assets
   over total interest-bearing
   liabilities ......................    $ 13,205,961                               $  9,638,720
                                         ============                               ============
Net yield on interest-
   earnings assets ..................                     $2,901,185       4.85%                     $2,524,080       4.63%
                                                          ==========      =====                      ==========      =====

                                       AVERAGE BALANCES, INTEREST YIELDS AND RATES
                                                            1994
                                         --------------------------------------
                                            Average                       Yield/
ASSETS:                                     Balance         Interest       Rate
------                                  ------------     ----------      -----

Loans:
   Commercial .......................    $  7,857,366     $  701,554       8.93%
   Mortgage (a) .....................      23,108,759      2,063,031       8.93
   Installment ......................       1,652,266        162,293       9.82
   Other ............................       1,917,674        195,176      10.18
                                         ------------     ----------      -----
Total loans, net
   of unearned
   income (b) .......................      34,536,065      3,122,054       9.04
Investment securities-
   all taxable ......................      12,203,210        563,621       4.62
Federal funds sold ..................       1,504,963         63,674       4.23
                                         ------------     ----------      -----
Total earning
   assets (c) .......................      48,244,238     $3,749,349       7.77%
                                                          ==========      =====
Cash and due
   from banks .......................       2,331,964
Other assets ........................       4,654,216
Allowance for
   loan losses ......................      (1,273,098)
                                         ------------
Total assets ........................    $ 53,957,320
                                         ============

LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing deposits:
   NOW accounts .....................    $  6,973,190     $  127,934       1.83%
   Money market .....................       9,748,941        264,586       2.71
   Savings ..........................       2,509,565         60,313       2.40
   Time deposits:
   Under $100,000 ...................      17,366,561        794,850       4.58
   $100,000 & over ..................       2,538,346        123,030       4.85
                                         ------------     ----------      -----
Total interest-bearing
   deposits .........................      39,136,603      1,370,713       3.50
Sweep accounts ......................         900,153         31,776       3.53
                                         ------------     ----------      -----
Total interest-bearing
   liabilities ......................      40,036,756     $1,402,489       3.50%
                                                          ==========      =====
Demand deposits .....................       9,874,901
Other liabilities ...................         508,465
Shareholders' equity ................       3,537,198
                                         ------------
Total ...............................    $ 53,957,320
                                         ============

SPREAD AND INTEREST DIFFERENTIAL:
Interest rate spread ................                                      4.27%
                                                                          =====
Excess of total earning assets
   over total interest-bearing
   liabilities ......................    $  8,207,482
                                         ============
Net yield on interest-
   earnings assets ..................                     $2,346,860       4.86%
                                                          ==========      =====


     (a) Interest income on mortgage loans included loan fees recognized as income of $9,000, $15,000 and $42,000 during the years ended December 31, 1996, 1995 and 1994, respectively.
     (b) Non-accrual loans were included in loans, net of unearned income.
     (c) The Company has made no loans or investments that qualify for tax-exempt treatment and, accordingly, has no tax-exempt income.

Loan Portfolio

     The Bank's loan portfolio is primarily concentrated in commercial, mortgage, and installment loans. As of December 31, 1996, 1995 and 1994, the composition of the Bank's loan portfolio was as follows:

                                                  1996                          1995                     1994
                                       ------------------------     ------------------------     ------------------------
                                                          % of                         % of                         % of
                                                          Total                        Total                        Total
                                           Amount         Loans        Amount          Loans         Amount         Loans
                                       ------------       -----     ------------       -----     ------------      ------
Commercial ........................    $  8,062,573       18.31%    $  7,081,642       19.38%    $  6,738,904       20.51%
Mortgage: (a)
     Construction .................       1,029,003        2.34        1,331,809        3.64        1,163,988        3.54
     Non-construction .............      28,172,195       63.97       23,909,249       65.42       21,204,042       64.54
Installment (b) ...................       3,589,684        8.15        1,490,577        4.08        1,587,462        4.83
Other loans (c) ...................       3,186,813        7.23        2,732,360        7.48        2,160,111        6.58
                                       ------------       -----     ------------       -----     ------------      ------

Total loans, net of
     unearned income ..............      44,040,268      100.00%      36,545,637      100.00%      32,854,507      100.00%
                                                         ======                       ======                       ======
Allowance for loan losses .........        (904,562)       2.05%        (852,270)       2.33%      (1,342,763)       4.09%
                                       ------------      ======     ------------      ======     ------------      ======

Loans, net ........................    $ 43,135,706                 $ 35,693,367                 $ 31,511,744
                                       ============                 ============                 ============

     (a) In addition to loans for the purchase, construction, improvement of or investment in real estate, the Bank's real estate loans include all loans for various other consumer or business purposes which are secured by real estate mortgages.
     (b) Installment loans generally include loans secured with mobile homes, automobiles, trucks, boats, and equipment.
     (c) Other loans generally include credit card loans, equity lines to individuals, deposit overdraft protection and deposit overdrafts.

     Average total loans, net of unearned income, were $39.9 million during the year ended December 31, 1996 as compared to $34.1 million during the year ended December 31, 1995, representing a $5.8 million (or 17.09%) increase. Total loans outstanding, net of unearned income, as of December 31, 1996 were $44.0 million as compared to $36.5 million as of December 31, 1995, representing a $7.5 million (or 20.51%) increase. The increase in loans from 1995 to 1996 was primarily attributable to loan originations of $17.5 million which exceeded loan repayments of $9.9 million. During 1995, loan originations were $13.0 million, while loan repayments were $8.4 million. During 1995, loan originations were greater during the last half of the year than the first half because of the implementation of an officer program of calling on prospective customers and the hiring of two new loan officers. The Bank's loan portfolio is its largest category of earning assets. The Bank is a locally owned and operated commercial bank, serving consumers, professionals, and small-to-medium sized businesses located in the Lee County area. The majority of the Bank's loans currently are to customers located within this area.

     New loans and loan renewals are reviewed by management and the Directors, including the potential created for possible credit concentrations. Management reviews the loan portfolio on a quarterly basis for potential credit concentrations. Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions. As of December 31, 1996 and 1995, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business, exceeded 10% of total loans, except that as of such date loans collateralized with mortgages on real estate represented 66.31% and 69.06%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

     As of December 31, 1996, the maturities and interest rate sensitivity of certain categories of loans based on remaining scheduled principal repayments were as follows:

                                                                    After One       Over
                                                       One Year     Year Thru       Five
                                                       or Less      Five Years      Years          Total
                                                      ----------    ----------    ----------    ----------
Selected loan categories:
     Commercial ..................................    $3,143,988    $3,610,248    $1,308,337    $8,062,573
     Real estate-construction ....................       148,687       880,316          --       1,029,003
                                                      ----------    ----------    ----------    ----------
         Total ...................................    $3,292,675    $4,490,564    $1,308,337    $9,091,576
                                                      ==========    ==========    ==========    ==========
Loans due after one year:
     Having predetermined interest rates .........                  $2,149,435    $  331,427    $2,480,862
     Having floating interest rates ..............                   2,341,129       976,910     3,318,039
                                                                    ----------    ----------    ----------
         Total ...................................                  $4,490,564    $1,308,337    $5,798,901
                                                                    ==========    ==========    ==========

     The Bank recognizes interest income from loans on the accrual basis. If a loan is placed on non-accrual status, then accrual of interest income is suspended and any interest earned, but unpaid, is charged against current earnings as a reduction in current period interest income. A loan is placed on non-accrual status when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well secured and in the process of collection. In addition, a loan is placed on non-accrual status before 90 days delinquency occurs if management believes that after giving consideration to economic and business conditions and collection efforts, the collection of interest or principal is doubtful.

Allowance for Loan Losses

     As matter of policy, the Bank maintains an allowance for loan losses. The amount provided for loan losses during any period is based on an evaluation by management of the amount needed to maintain the allowance at a level sufficient to cover anticipated losses and the inherent risk of losses in the loan portfolio. In determining the amount of the allowance, management considers the dollar amount of loans outstanding, its assessment of known or potential problem loans, current economic conditions, the risk characteristics of the various classifications of loans, credit record of its borrowers, the fair market value of underlying collateral and other factors. Although management believes that it uses the best information available to make determinations with respect to loan loss reserves, subsequent adjustments to reserves may be necessary if future economic conditions differ from the assumptions used in making the initial determinations or if regulatory policies change.

     Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan, Income Recognition and Disclosure" ("FAS 118"). FAS 114 and 118 address the accounting by creditors for impairment of certain loans and generally require the Company to identify loans, for which the Company probably will not receive full repayment of principal and interest, as impaired loans. These Statements require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. The Company has implemented these Statements by modifying its quarterly review of the adequacy of the allowance for loan losses to also identify and value impaired loans in accordance with guidance in these Statements. Adoption of FAS 114 and 118 did not have a material impact on the Company's financial position or results of operations.

     As of December 31, 1996 and 1995, impaired loans, all of which were considered collateral dependent, totaled $1,134,000 and $1,324,000, respectively, and the related allowance for loan losses was $170,000 and $262,000, respectively. As of December 31, 1996 and 1995, the net investment in impaired loans was $964,000 and $1,062,000, respectively. During the years ended December 31, 1996 and 1995, impaired loans averaged $1,214,000 and $1,977,000, respectively, interest income recognized on impaired loans totaled $113,000 and $131,000, respectively, and interest income received on impaired loans totaled $91,000 and $86,000, respectively.

     The Bank's loan accounting and collection policies specify that a notice will be sent to a customer after a loan becomes ten days past due. If a payment has not been made in this time, a personal follow-up might occur or letter issued. If no progress has been made to bring the loan current within 90 days, the loan is generally placed on non-accrual status and steps are taken to refer the loan to legal counsel for foreclosure on any collateral and/or collection from the borrower. Management may also place loans on non-accrual status earlier when, in its judgment, the collectibility of such loans or interest thereon appears to be in doubt.

     As of December 31, 1996, the allowance for loan losses was $905,000 or 2.05% of total loans, net of unearned income as compared to $852,000 or 2.33% of total loans, net of unearned income, as of December 31, 1995. For the years ended December 31, 1996, 1995 and 1994, the Bank's loan loss experience and its provision for loan losses were as follows:

                                                           1996              1995            1994

Average loans outstanding .............................    $ 39,937,293      $34,108,992     $ 34,536,065
                                                           ============      ===========     ============

Net loans at end of period ............................    $ 43,135,706      $35,693,367     $ 31,511,744
                                                           ============      ===========     ============

Allowance for loan losses at
     beginning of period ..............................    $    852,270      $ 1,342,763     $  1,073,014
Loans charged-off:
     Commercial .......................................          27,535          268,548          127,903
     Mortgage .........................................          17,816          472,586           22,793
     Installment ......................................           6,110            7,866            6,391
     Other loans ......................................          46,880           66,193            5,985
                                                           ------------      -----------     ------------
Total loans charged-off ...............................          98,341          815,193          163,072
                                                           ------------      -----------     ------------
Recoveries of loans previously charged-off:
     Commercial .......................................         123,003          161,125          238,416
     Mortgage .........................................          21,925          122,564          245,365
     Installment ......................................           3,998            8,811           14,383
     Other loans ......................................           1,707            4,200            9,657
                                                           ------------      -----------     ------------
Total recoveries ......................................         150,633          296,700          507,821
                                                           ------------      -----------     ------------
Net loan charged-offs (recoveries) ....................         (52,292)         518,493         (344,749)
Provision charged to expense ..........................            --             28,000          (75,000)
                                                           ------------      -----------     ------------

Allowance for loan losses at end of period ............    $    904,562      $   852,270     $  1,342,763
                                                           ============      ===========     ============

Ratio of net charge-offs during period
     to average net loans outstanding .................            (.13)%           1.52%           (1.00)%

Allowance for loan losses as a percentage
     of loans, net of unearned income
     at end of period .................................            2.05 %           2.33%            4.09 %

     During 1996, 30 loans were charged-off, none of which exceeded $18,000. During 1996, the two largest loan recoveries were $48,000 and $31,000, or 52.06% of total recoveries. The remaining recoveries which totaled $73,000 encompassed 29 loans, none of which exceeded $16,000.

     Senior management of the Bank and the loan staff meet weekly or more often as needed to review all past due and non-performing loans and to discuss collection actions. The Bank's Board of Directors performs a similar review on at least a monthly basis. Loans are charged-off when and to the extent they are deemed by management to be a loss to the Bank.

     Non-performing assets decreased to $811,000 as of December 31, 1996 as compared to $1.3 million as of December 31, 1995 and $3.8 million at December 31, 1994, respective decreases of $448,000 or 35.56% and $2.5 million or 67.28%. These decreases occurred primarily due to the Bank collecting or charging-off non-accruing loans, removing loans from non-accrual status after the loans have performed for six months in accordance with the respective note and selling certain other real estate owned. The ratio of non-performing loans as a percent of total loans, net of unearned income, was .60%, 1.85% and 4.52% as of December 31, 1996, 1995 and 1994, respectively. The allowance for loan losses as a percentage of non-performing loans was 344.34%, 126.01% and 90.35% as of December 31, 1996, 1995 and 1994, respectively.

     As of December 31, 1996, 1995 and 1994, the Bank's non-performing loans and repossessed assets were as follows:

                                                         1996                      1995                        1994
                                                 ---------------------    ----------------------     ----------------------
                                                                  % of                      % of                       % of
                                                                 Total                     Total                      Total
                                                  Amount         Loans      Amount         Loans       Amount         Loans
                                                 --------         ---     ----------        ----     ----------        ----
Non-accruing loans:
     Under 90 days delinquent ...............    $117,930         .27%    $  262,855         .72%    $  690,596        2.10%

     90 or more days delinquent .............     144,762         .33        413,477        1.13        795,601        2.42
                                                 --------         ---     ----------        ----     ----------        ----
Total non-accruing loans ....................    $262,692         .60%    $  676,332        1.85%    $1,486,197        4.52%
                                                 ========         ===     ==========        ====     ==========        ====

Total real estate owned .....................    $548,500                 $  582,500                 $2,361,035
                                                 --------                 ----------                 ----------
Total non-performing assets .................    $811,192                 $1,258,832                 $3,847,232
                                                 ========                 ==========                 ==========

Loans delinquent and accruing:
     30 to 59 days ..........................    $ 21,818         .05%    $  145,495         .40%    $  110,927    $    .34%
     60 to 89 days ..........................     105,835         .24         82,371         .22         12,396         .04
                                                 --------         ---     ----------        ----     ----------        ----
         Total ..............................    $127,653         .29%    $  227,866         .62%    $  123,323         .38%
                                                 ========         ===     ==========        ====     ==========        ====

Total delinquencies
     30 days and over .......................    $390,345         .89%    $  904,198        2.47%    $1,609,520        4.90%
                                                 ========         ===     ==========        ====     ==========        ====

     As of December 31, 1996, 1995 and 1994, the Bank did not have any troubled debt restructurings and no loans were over 90 days delinquent and still accruing interest.

     Non-accruing loans totaled $263,000 as of December 31, 1996 as compared to $676,000 as of December 31, 1995, a decrease of $413,000 or 61.16%. The largest non-accruing loan as of December 31, 1996 was a $118,000 first mortgage loan secured with commercial real estate. As of December 31, 1996, this loan was current.

     Management continues to manage its non-performing assets to restore them to performing status when possible, or otherwise liquidate such assets in an orderly fashion to maximize the value of such assets to the Company. Although the Company is endeavoring to actively manage the risks in its loan portfolio, there is no assurance that the level of non-accrual loans and other real estate owned will not increase during 1997.

     As of December 31, 1996, other real estate owned, all of which is located in Lee County, Florida and which was recorded at the lower of fair value or the loan balance, comprised of two parcels of raw land with a carrying value of $535,500 (and a fair value of $572,000) and two single-family residential lots with a carrying value of $13,000 (and a fair value of $14,000).

Allocation of Allowance for Loan Losses

     Although the total allowance for loan losses was available to absorb losses from all loans, management allocated the reserve among general portfolio categories for informational and regulatory reporting purposes. At December 31, 1996, 1995 and 1994, the allocation of the allowance for loan losses was as follows:

                                                   1996                   1995                     1994
                                             ------------------     ------------------     --------------------
                                                          Loans                 Loans                    Loans
                                                        to Total               to Total                to Total
                                              Amount      Loans      Amount      Loans       Amount      Loans
                                             --------    ------     --------    ------     ----------    ------
Commercial loans ........................    $177,000     18.31%    $118,000     19.38%    $  219,000     20.51%
Mortgage:
     Construction .......................      11,000      2.34       13,000      3.64         12,000      3.54
     Non-construction ...................     450,000     63.97      504,000     65.42        700,000     64.54
Installment loans .......................      57,000      8.15       27,000      4.08         39,000      4.83
Other loans .............................      57,000      7.23       50,000      7.48         35,000      6.58

Unallocated reserve .....................     152,562      --        140,270      --          337,763      --
                                             --------    ------     --------    ------     ----------    ------

Total allowance for loan losses .........    $904,562    100.00%    $852,270    100.00%    $1,342,763    100.00%
                                             ========    ======     ========    ======     ==========    ======

Investment Portfolio

     The carrying value of the Bank's investment portfolio was $21.8 million as of December 31, 1996 as compared to $23.2 million as of December 31, 1995 and $14.9 million as of December 31, 1994. The average book yield on the Bank's investment portfolio was 6.09%, 5.97% and 5.45% as of December 31, 1996, 1995 and 1994, respectively. The average maturity of the Bank's investment portfolio as of December 31, 1996, 1995 and 1994, was 36, 15 and 20 months, respectively. There was unrealized net market depreciation of approximately $23,000 as of December 31, 1996.

     The Bank classifies as available-for-sale those investment securities which may be sold prior to maturity in connection with changes in market interest rates, liquidity needs or other reasons. The available-for-sale portfolio has been reflected at its aggregate fair value in the accompanying consolidated statements of financial condition. The net unrealized securities holding gains (losses), net of anticipated income tax effect, have been reflected as a separate component of shareholders' equity. Those investment securities which the Bank has the positive intent and ability to hold until their maturity have been classified as investments held-to-maturity. These securities are carried on an amortized cost basis.

     At December 31, 1996, the carrying values, the maturities and the average yields of the Bank's investment securities, all of which were taxable, were as follows:

                                                                      After One Year
                                               Within One Year        Through 5 Years          After Ten Years
                                            -------------------     --------------------    --------------------
                                              Amount      Yield       Amount       Yield      Amount      Yield
                                            ----------     ----     ----------     ----     ----------     ----
Available-for-sale:
U.S  Treasury obligations ..............    $1,002,500     5.47%    $     --       -- %     $     ---      --- %
U.S  Agency obligations ................       997,500     6.03      6,476,165     5.59           ---      ---
                                            ----------     ----     ----------     ----     ----------     ----
Total available-for-sale ...............    $2,000,000     5.75%    $6,476,165     5.59%    $     ---      --- %
                                            ==========     ====     ==========     ====     ==========     ====

Held-to-maturity:
U.S  Agency obligations ................          --       --- %    $5,626,637     6.09%    $     ---      --- %
Collateralized mortgage
     obligations .......................          --       --       --------       ---       2,536,374     5.99
                                            ----------     ----     ----------     ----     ----------     ----
Total held-to-maturity .................    $     --       --- %    $5,626,637     6.09%    $2,536,374     5.99%
                                            ==========     ====     ==========     ====     ==========     ====

Deposits

     The Bank's average core deposits increased to $53.4 million during the year ended December 31, 1996 from $50.6 million during the year ended December 31, 1995 and from $46.5 million during the year ended December 31, 1994, or respective increases of $2.8 million or 5.51% and $4.1 million or 8.95%. Average total deposits increased to $56.6 million during 1996 from $53.5 million during 1995 and from $49.0 million during 1994, or respective increases of $3.1 million or 5.83% and $4.5 million or 9.06%. These increases resulted from advertising campaigns coupled with an officer calling program. Average non-interest bearing deposits increased to $11.1 million during 1996 from $9.5 million during 1995 after decreasing from $9.9 million during 1994, or a 1996 increase of $1.6 million or 16.52% and a 1995 decrease of $355,000 or 3.59%. The 1996 increase resulted from an advertising campaign and the officer calling program, while the 1995 decrease resulted from lower average balances being maintained in business accounts.

     For the years ended December 31, 1996, 1995 and 1994 the Bank's average deposit balances and the percent of total average deposits were as follows:

                                                 1996                      1995                     1994
                                       ---------------------     ---------------------     ---------------------
                                         Average        % of      Average        % of       Average        % of
                                         Amount        Total       Amount        Total       Amount        Total
                                       -----------    ------     -----------    ------     -----------    ------
Demand deposits:
     Non-interest-bearing .........    $11,093,282     19.61%    $ 9,520,152     17.81%    $ 9,874,901     20.15%
     NOW accounts .................      7,604,620     13.44       7,131,146     13.34       6,973,190     14.23

Money Market ......................      9,332,707     16.50       9,274,608     17.35       9,748,941     19.89
Savings deposits ..................      2,360,086      4.17       2,260,354      4.23       2,509,565      5.12
Time deposits
     under $100,000 ...............     23,031,493     40.72      22,445,225     41.99      17,366,561     35.43
                                       -----------    ------     -----------    ------     -----------    ------
Total core deposits ...............     53,422,188     94.44      50,631,485     94.72      46,473,158     94.82
Time deposits $100,000
     and over .....................      3,145,980      5.56       2,822,473      5.28       2,538,346      5.18
                                       -----------    ------     -----------    ------     -----------    ------
Total deposits ....................    $56,568,168    100.00%    $53,453,958    100.00%    $49,011,504    100.00%
                                       ===========    ======     ===========    ======     ===========    ======

     As of December 31, 1996 and 1995, the Bank had no public fund deposits. As of December 31, 1996 and 1995, the largest single depositor had deposits totaling $1.2 million and $1.8 million, or 1.83% and 3.25% of total deposits, respectively. The Bank has not accepted any brokered certificates of deposit. Management does not believe the Bank is dependent on a single deposit customer, or a group of customers concentrated in a particular industry, whose loss or insolvency would have a material adverse effect on the Bank's operations.

     Time deposits of $100,000 and over, public fund deposits and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect the Bank's liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilitates renewal at increasingly higher interest rates, which may adversely affect the Company's earnings. However, the converse is true in a falling interest-rate market where such short-term deposits are more favorable to the Company.

     As of December 31, 1996, approximately 6.86% of the Bank's deposits consisted of certificates of deposit in amounts of $100,000 or more, the majority of which were held by residents of the Bank's market area and approximately 78.59% of which will mature within twelve months of December 31, 1996. As of December 31, 1996, the maturity distribution of the Bank's time deposits of $100,000 or more was as follows:

                                                              Amount
                                                           ----------
          3 months or less ............................    $1,300,480
          Over 3 months through 6 months ..............       960,007
          Over 6 months trough 12 months ..............     1,181,546
          Over 12 months ..............................       937,592
                                                           ----------
          Total time deposits $100,000 and over .......    $4,379,625
                                                           ==========

Short-Term Borrowings

     The Bank has entered into short-term borrowing arrangements with certain of its customers. These arrangements, entitled "Sweep Accounts", call for the Bank to automatically transfer customer funds in excess of certain pre-defined amounts from the customer's insured deposit account to the Sweep Account. The Sweep Accounts mature weekly and were collateralized with U. S. Government agency securities totaling $787,000 as of December 31, 1996; accordingly, they were classified on the Company's consolidated statements of financial condition as securities sold under agreements to repurchase. For the years ended December 31, 1996, 1995 and 1994, the Bank's short-term Borrowings were as follows:

                                                    1996           1995           1994
                                                 ----------     ----------     ----------
Year ended December 31:
     Average indebtedness outstanding .......    $1,194,434     $  958,802     $  900,153
     Average rate paid ......................          3.23%          4.15%          3.53%
     Maximum indebtedness
         at any month-end ...................    $1,415,369     $1,623,320     $1,036,830
As of December 31:
     Balance outstanding ....................    $  749,057     $1,623,320     $  493,318
     Rate paid ..............................          3.15%          3.38%          4.33%

CAPITAL RESOURCES

     The Holding Corporation's total shareholders' equity was $6.4 million and $5.4 million as of December 31, 1996 and 1995, respectively. This increase was the result of 1996's net income of $1.0 million and the $75,000 proceeds from the exercise of stock options partially offset with the $54,000 decrease in the net unrealized securities losses to December 31, 1996 from December 31, 1995. The Bank's total shareholder's equity was $6.0 million and $5.0 million as of December 31, 1996 and 1995, respectively. The increase in the Bank's shareholder's equity was the result of the Bank's net income of $1.0 million partially offset with the $54,000 decrease in the net unrealized securities losses to December 31, 1996 from December 31, 1995.

     Banking laws and regulations limit the amount of dividends that may be paid by financial institutions, including the Company. In addition, banking regulations impose certain minimum capital ratios on financial institutions, including the Company, which also restrict the Company's right to pay dividends. The federal banking regulatory authorities have adopted certain "prompt corrective action" rules with respect to depository institutions. The rules establish five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. As of December 31, 1996, the Bank met the capital ratios of a "well capitalized" financial institution with a total risk-based capital ratio of 13.70%, a Tier 1 risk-based capital ratio of 12.45%, and a Tier 1 leverage ratio of 8.82%. Depository institutions which fall below the "adequately capitalized" category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as "significantly undercapitalized" and, if the institution is "critically undercapitalized," the banking regulatory agencies have the right to appoint a receiver or conservator.

     The Bank's total risk-based capital (total capital to risk-weighted assets), Tier 1 risk-based capital (Tier 1 capital to risk-weighted assets) and leverage (Tier 1 capital to total average assets during the three months ended December 31) ratios as compared to the ratios mandated by the FDIC were as follows:

                                                  Total          Tier 1
                                                risk-based     risk-based          Leverage
                                               capital ratio  capital ratio        ratio
                                                   -----        ---------         -------
Well capitalized per FDIC(minimum ratios)                         10.00%           6.00%          5.00%
Bank: December 31, 1995 .......................... 13.33          12.07            8.05
      December 31, 1996 .......................... 13.70          12.45            8.82

ASSET/LIABILITY MANAGEMENT

     The principal objectives of asset and liability management are to manage interest rate risks, ensure adequate liquidity and coordinate sources and uses of funds. The Bank engages in a process of asset and liability management through its Asset and Liability Management Committee. In the analysis of interest rate risks, the objective is to manage, within acceptable limits, the impact on the income statement caused by fluctuating interest rates and changing rate relationships. In this process, interest sensitivity is analyzed employing the traditional gap analysis.

     While generally the policy is to maintain a relatively neutral interest sensitivity position, the Bank may initiate gap exposures within prescribed limits. The Bank can then manage interest rate risk, while responding to change within the balance sheet and financial markets as it strives to enhance net interest income.

     Bank management also meets periodically to review the Bank's asset and liability position. Among other things, cash needs are reviewed, along with local and national market conditions and economic trends. As necessary, the Bank's rates are periodically adjusted. Generally, the Bank does not engage in short-term borrowing as a substantial portion of its business market. The Bank does not participate in the securities brokers market for deposit funds, or actively seek jumbo certificates of deposit ($100,000 and over) through any brokers or media advertising.

LIQUIDITY

     Holding Corporation. The Holding Corporation's operating revenue and net income are derived solely from the Bank through interest income on its deposit accounts, dividends and management fees. There are various statutory and contractual limitations on the ability of the Bank to pay dividends, extend credit, or otherwise supply funds to the Holding Corporation. The FDIC and the Florida Department of Banking and Finance also have the general authority to limit the dividends paid by insured banks and bank holding companies. The Holding Corporation has not paid any cash dividends and, prior to its acquisition by the Holding Corporation on January 30, 1991, the Bank had not paid any cash dividends to its shareholders.

     The Holding Corporation commenced an offering of its common stock at a price of $5.00 per share in 1995 and closed it on December 31, 1995. The purpose of the offering was to infuse additional capital into the Bank to increase its capital position. Of the $920,000 of net proceeds from the offering received by the Holding Corporation, $700,000 of capital was contributed to the Bank and the remaining $220,000 was placed into an interest bearing-deposit in the name of the Holding Corporation with the Bank.

     Bank. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, the Bank's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity or sale of other earning assets. In addition to cash and due from banks, the Bank considers all securities available-for-sale and all federal funds sold as primary sources of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, and the asset/liability mix within the balance sheet, as well as the Bank's overall reputation in the community.

     During the years ended December 31, 1996, 1995 and 1994, investing activities provided (used) $(6.3) million, $(6.8) million and $3.1 million, respectively, of cash. During the years ended December 31, 1996, 1995 and 1994, financing activities provided (used) $7.1 million, $9.9 million and $(4.4) million, respectively, of cash. In consideration of general economic conditions, including those in Lee County, the Bank's objective was not to pursue growth in its assets and liabilities during the four years ended December 31, 1994, rather, the Company endeavored to reduce its assets (primarily loans) in an effort to maximize the Bank's capital ratios. However, during 1996 and 1995 the Company again began focusing on growth. See "--Capital Resources."

RESULTS OF OPERATIONS

Summary

     The Company's net income was $1.0 million for the year ended December 31, 1996, or $.82 per share, as compared to $593,000 for the year ended December 31, 1995, or $.59 per share, and $42,000 for the year ended December 31, 1994, or $.04 per share. For the years ended December 31, 1996, 1995 and 1994, the Company's performance ratios were as follows:

                                               1996        1995         1994

                                              -----       -----        ----
Return on average assets ...............       1.57%       1.01%        .08%
Return on average equity ...............      18.44       14.89        1.20
Average equity to average assets .......       8.52        6.48        6.56

Net Interest Income

     The Bank's earnings are dependent primarily on its net interest income which is the excess of interest income earned on earning assets (primarily loans and the investment portfolio - all of which are taxable) over interest expense paid on deposits and short-term borrowings. Changes in net interest income are caused by changes in the interest rates earned or paid and by volume changes in loans, the investment portfolio, deposits and short-term borrowings.

     The increase (decrease) during the year ended December 31, 1996 from the year ended December 31, 1995 in the Bank's interest income earned and interest expense paid resulting from changes in volumes of, rates earned or paid on, and the combined effect of changes in both volume and rate on, various categories of interest-earning assets and interest-bearing liabilities were as follows:

                                                                                   Volume/
                                                     Volume          Rate            Rate           Total
                                                   ---------       ---------       --------       ---------
ASSETS:
Loans:
     Commercial .............................      $ 127,929       $  (6,731)      $ (1,330)      $ 119,868
     Mortgage ...............................        286,423         (58,162)        (7,524)        220,737
     Installment ............................        112,617         (18,524)       (14,411)         79,682
     Other ..................................         37,930          (8,058)        (1,171)         28,701
                                                   ---------       ---------       --------       ---------
         Total loans ........................        564,899         (91,475)       (24,436)        448,988
Investment securities .......................         (5,852)        (67,030)           372         (72,510)
Federal funds sold ..........................        (23,000)        (20,233)         2,182         (41,051)
                                                   ---------       ---------       --------       ---------
Total interest income .......................        536,047        (178,738)       (21,882)        335,427
                                                   ---------       ---------       --------       ---------

LIABILITIES:
Interest-bearing deposits:
     NOW accounts ...........................          9,067         (20,868)        (1,385)        (13,186)
     Money market accounts ..................          1,755         (38,731)          (243)        (37,219)
     Savings deposits .......................          2,462          (5,538)          (244)         (3,320)
     Time deposits:
         Under $100,000 .....................         34,875         (36,090)          (943)         (2,158)
         $100,000 and over ..................         18,658          (2,984)          (342)         15,332
                                                   ---------       ---------       --------       ---------
     Total interest-bearing deposits ........         66,817        (104,211)        (3,157)        (40,551)
Securities sold under agreements
     to repurchase ..........................          9,769          (8,746)        (2,150)         (1,127)
                                                   ---------       ---------       --------       ---------
Total interest expense ......................         76,586        (112,957)        (5,307)        (41,678)
                                                   ---------       ---------       --------       ---------

Net interest income .........................      $ 459,461       $ (65,781)      $(16,575)      $ 377,105
                                                   =========       =========       ========       =========

     The Bank's net interest income increased to $2.9 million during the year ended December 31, 1996 from $2.5 million during the year ended December 31, 1995, an increase of $377,000 or 14.94%. The increase was primarily due to the increase in average interest-earning assets and average interest-bearing liabilities. The 17.29% volume increase in 1996 from 1995 in loan interest income was primarily attributable to the 14.59% increase in average loans and the 2.28% volume decrease in 1996 from 1995 in investment interest income was primarily attributable to the 2.43% decrease in average investments. The 3.81% volume increase in 1996 from 1995 in interest expense was primarily attributable to the 3.81% increase in average interest-bearing liabilities. The interest rate variance for loans primarily resulted from the decrease in interest rates in 1996 from 1995, including a 56 basis point decrease in average prime interest rate. The yield on the investment portfolio decreased 18 basis points reflecting the reinvestment of the proceeds from investment securities maturing subsequent to 1995 at lower interest rates. The interest rates paid on interest-bearing liabilities decreased 26 basis points as the Bank paid lower rates on new deposit accounts than those maturing subsequent to 1995. The result was a increase in the net interest margin to 4.85% during 1996 from 4.63% during 1995.

     The increase (decrease) during the year ended December 31, 1995 from the year ended December 31, 1994 in the Bank's interest income earned and interest expense paid resulting from changes in volumes of, rates earned or paid on, and the combined effect of changes in both volume and rate on, various categories of interest-earning assets and interest-bearing liabilities were as follows:

                                                                                   Volume/
                                                     Volume          Rate           Rate           Total
                                                   ---------       ---------       --------       ---------
ASSETS:
Loans:
     Commercial .............................      $(139,702)      $ 106,625       $(21,232)      $ (54,309)
     Mortgage ...............................         65,837          82,680          2,639         151,156
     Installment ............................        (19,009)          1,672           (196)        (17,533)
     Other ..................................         60,419           4,107          1,271          65,797
                                                   ---------       ---------       --------       ---------
         Total loans ........................        (32,455)        195,084        (17,518)        145,111
Investment securities .......................        212,144         202,025         76,041         490,210
Federal funds sold ..........................         89,735          24,837         35,003         149,575
                                                   ---------       ---------       --------       ---------
Total interest income .......................        269,424         421,946         93,526         784,896
                                                   ---------       ---------       --------       ---------

LIABILITIES:
Interest-bearing deposits:
     NOW accounts ...........................          2,898           5,605            127           8,630
     Money market accounts ..................        (12,873)         29,820         (1,451)         15,496
     Savings deposits .......................         (5,989)          1,635           (163)         (4,517)
     Time deposits:
         Under $100,000 .....................        232,445         238,225         69,667         540,337
         $100,000 and over ..................         13,771          23,369          2,616          39,756
                                                   ---------       ---------       --------       ---------
     Total interest-bearing deposits ........        230,252         298,654         70,796         599,702
Securities sold under agreements
     to repurchase ..........................          2,070           5,543            361           7,974
                                                   ---------       ---------       --------       ---------
Total interest expense ......................        232,322         304,197         71,157         607,676
                                                   ---------       ---------       --------       ---------

Net interest income .........................      $  37,102       $ 117,749       $ 22,369       $ 177,220
                                                   =========       =========       ========       =========

     The Bank's net interest income increased to $2.5 million during the year ended December 31, 1995 from $2.3 million during the year ended December 31, 1994, an increase of $177,000 or 7.55%. The increase was primarily due to the increase in rates. The 1.04% volume decrease in 1995 from 1994 in loan interest income was primarily attributable to the 1.24% decrease in average loans and the 48.12% volume increase in 1995 from 1994 in investment interest income was primarily attributable to the 48.98% increase in average investments. The 16.56% volume increase in 1995 from 1994 in interest expense was primarily attributable to the 12.13% increase in average interest-bearing liabilities. The interest rate variance for loans primarily resulted from the increase in interest rates in 1995 over 1994, including a 169 basis point increase in average prime interest rate. The yield on the investment portfolio increased 163 basis points reflecting the reinvestment of the proceeds from investment securities maturing subsequent to 1994 at higher interest rates. The interest rates paid on interest-bearing liabilities increased 97 basis points as the Bank paid higher rates on new deposit accounts than those maturing subsequent to 1994. The result was a decrease in the net interest margin to 4.63% during 1995 from 4.86% during 1994.

     As interest rates continue to change, the Bank's net interest margin may be squeezed by the repricing of the interest-earning assets at different times than the repricing of interest-costing liabilities.

Provision for Loan Losses

     The Bank made no provision (benefit) for loan losses during the year ended December 31, 1996 as compared to $28,000 during the year ended December 31, 1995 and $(75,000) during the year ended December 31, 1994. Net loan charge-offs (recoveries) during 1996 were $(52,000) as compared to $518,000 and $(345,000) during 1995 and 1994. Two loans totaling $591,000 to one borrower were charged-off during 1995. These two loans were fully reserved as of December 31, 1994. Prior to these two loans being charged-off, net loan charge-offs (recoveries) during 1995 was $(73,000). The amount provided for loan losses was based on an evaluation by management of the amount needed to maintain the allowance at a level sufficient to cover anticipated losses and the inherent risk of losses in the loan portfolio. In consideration of the assessment of the loan portfolio during 1994, the $345,000 of net loan recoveries, and the decrease in loans receivable, the Bank made the credit provision for loan losses.

     As of December 31, 1996 and 1995, the allowance for loan losses as a percentage of loans net of unearned income was 2.05% and 2.33%, respectively, and as a percentage of non-accrual loans was 344.34% and 126.01%, respectively. See "--Financial Condition-Allowance for Loan Losses".

Non-Interest Income

     Deposit service charge income decreased $18,000 or 3.66% to $455,000 (or .80% of average deposits) during the year ended December 31, 1996 from $473,000
(or .88% of average deposits) during the year ended December 31, 1995, after increasing $30,000 or 6.64% from $443,000 (or .90% of average deposits) during the year ended December 31, 1994. The decrease during 1996 from 1995 primarily resulted from a decreased volume of overdraft charges. The increase during 1995 from 1994 primarily resulted from an increased volume of overdraft charges.

     During 1996, the Bank sold $2.5 million of investments available-for-sale recognizing a $4,000 gain. Also during 1996, the Bank received a $70,000 settlement with Lee County for business damages resulting from the Mid-Point bridge construction in front of the Colonial branch.

Non-Interest Expense

     Personnel expenses increased $28,000 or 2.26% to $1.27 million during the year ended December 31, 1996, from $1.24 million during the year ended December 31, 1995 after decreasing $20,000 or 1.59% from $1.26 million during the year ended December 31, 1994. The increase to 1996 from 1995 primarily resulted from compensation increases for existing employees. The decrease to 1995 from 1994 primarily resulted from a decrease in the number of employees. The monthly average of full-time equivalent employees during 1996 was 33.23 as compared to
33.73 employees during 1995 and 38.96 employees during 1994. As of December 31, 1996, the Bank employed 33 full-time and six part-time employees.

     Occupancy expense decreased to $525,000 during the year ended December 31, 1996, from $575,000 and $642,000 during the respective years ended December 31, 1995 and 1994, or respective decreases of $50,000 or 8.64% and $67,000 or 10.47%. These decreases primarily resulted from lower depreciation expense as assets became fully depreciated.

     Legal expenses decreased to $99,000 during the year ended December 31, 1996, from $103,000 and $146,000 during the years ended December 31, 1995 and 1994, respectively, or respective decreases of $4,000 or 3.99% and $43,000 or 29.44%. These decreases reflected the reduction in collection actions handled by the Bank's attorneys.

     Advertising expense increased to $74,000 during the year ended December 31, 1996 from $57,000 during the year ended December 31, 1995, or an increase of $17,000 or 30.35%, after decreasing from $64,000 during the year ended December 31, 1994, or a decrease of $7,000 or 11.00%. The 1996 increase primarily resulted from the cost of the advertising campaign conducted during 1996. The 1995 decrease reflected the reduction in the amount of advertising purchased.

     Supplies expense increased to $64,000 during the year ended December 31, 1996, from $53,000 and $52,000 during the years ended December 31, 1995 and 1994, respectively, or respective increases of $11,000 or 21.97% and $1,000 or
 .84%. The 1996 increase resulted from the Bank purchasing more supplies to meet the needs of increased loans and deposits. The 1995 increase reflected the increased cost of paper.

     Loan collection expenses, excluding legal expenses but including real estate taxes, insurance, gain (loss) on the sale of other real estate owned, and appraisal costs on real estate in foreclosure, decreased to $50,000 during the year ended December 31, 1996, from $90,000 and $188,000 during the years ended December 31, 1995 and 1994, respectively, or respective decreases of $40,000 or 44.75% and $98,000 or 52.22%. The 1996 decrease resulted from a reduction in write-downs and losses on disposal of other real estate owned. The 1995 decrease resulted from rental income on other real estate owned covering the operating costs of other real estate owned plus a reduction in write-downs and losses on disposal of other real estate owned during 1995 as compared to 1994.

     FDIC insurance expense decreased to $26,000 during the year ended December 31, 1996, from $97,000 and $160,000 during the years ended December 31, 1995 and 1994, respectively, or respective decreases of $71,000 or 73.31% and $63,000 or 39.26%. These decreases were primarily due to a decrease in FDIC insurance rates.

     Other operating expenses increased to $521,000 during the year ended December 31, 1996, from $492,000 and $377,000 during the years ended December 31, 1995 and 1994, respectively, or respective increases of $29,000 or 5.90% and $115,000 or 30.45%. The 1996 increase primarily resulted from increased intangible tax expense. The 1995 increase primarily resulted from Director fees being reinstated beginning January 1, 1995 and from increased other expenses including ATM charges, check printing charges and accounting costs.

Income Taxes

     During the years ended December 31, 1996 and 1995, the Company had a benefit for income taxes of $108,000 and $260,000 by recording deferred income tax assets resulting from the corresponding reduction in the valuation allowance associated with the Company's tax loss carry forward. During the year ended December 31, 1994, the Company recorded no net income tax expense or benefit as the Company was in a net operating loss carry forward position. At December 31, 1996, the Company had a net operating loss carry forward of $4.2 million for Federal income tax reporting purposes. The Internal Revenue Service examined without change the Bank's Federal income tax return for the year ended December 31, 1988.

     Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when considered necessary to reduce deferred tax assets to the estimated amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. One of the principal differences from the deferred method is that changes in tax rates and laws will be reflected in income from continuing operations in the period such changes are enacted. Under the deferred method such changes are reflected over time, if at all.

INFLATION

     The financial statements and related data presented in this report have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The principal element of the Company's earnings was interest income which may be significantly affected by the level of inflation and by government monetary and fiscal policies adopted in response to inflationary or deflationary pressures.

     Inflation affects the reported financial condition and results of operations of all companies. However, the majority of assets and liabilities of financial institutions are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Inflation does have an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also is a factor which may influence interest rates, yet the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. In an effort to cope with the effects of inflation, the Company attempts to monitor its interest rate sensitivity gap position, as discussed above. In addition, the periodic reviews of banking services and products are conducted to adjust pricing in view of current costs.

INTEREST RATE SENSITIVITY

     Management meets periodically to review general economic conditions, interest rate trends, and the interest rate sensitivity of the Bank's various portfolios. The Company's objective in managing interest rate sensitivity is to protect the Company's interest rate margins from the negative effects of upward or downward changes in interest rates. Legislative changes, monetary control efforts and the effects of industry deregulation have been significant factors affecting the task of managing interest sensitivity positions.

     The Company's rate-sensitive assets are those maturing within one year or less. Rate-sensitive liabilities include interest-bearing demand deposits (insured money market account and NOW accounts), savings accounts and time deposits which mature or are subject to rate changes in one year or less; however, industry experience indicates that many interest-bearing demand deposits and regular savings deposits are not as interest-sensitive as other types of interest-bearing deposits.

     The profitability of the Company is influenced significantly by management's ability to control the relationship between interest rate-sensitive assets and liabilities, especially during periods of frequent changes in interest rates. As set forth in the table below, the difference between the amounts of interest-earning assets and interest-bearing liabilities subject to rate changes is known as the "interest-sensitivity gap", and is referred to as a "positive gap" when the amount of interest-sensitive assets exceeds that of liabilities, and as a "negative gap" when the amount of interest-sensitive liabilities exceeds that of assets.

     At December 31, 1996, $32.8 million or 49.85% of the Company's total interest-earning assets were subject to rate adjustment during 1997, while a total of $37.0 million or 74.85% of the Company's total interest-bearing liabilities were subject to adjustment during that same period. As reflected by the table, the Company had a cumulative "negative" gap of $4.2 million during the year following December 31, 1996.

At December 31, 1996, an analysis of the interest rate sensitivity of the Company's assets and liabilities was as follows:

                                    Immediately
                                   Adjustable or
                                      Less Than       31to 90          91to 180        181 to 365       Over 365
                                       30 Days          Days             Days             Days             Days            Total
                                     -----------     -----------      -----------      -----------      -----------     -----------
Loans:
Commercial:
   Variable-interest rate .......    $ 5,463,448     $      --        $      --        $      --        $      --       $ 5,463,448
   Fixed-interest rate ..........         99,448         109,230          143,996          329,097        1,917,354       2,599,125
Mortgage:
   Construction:
     Variable-interest rate .....        372,348            --               --               --               --           372,348
     Fixed-interest rate ........           --            49,687             --               --            606,968         656,655
   Non-construction:
     Variable-interest rate .....     12,922,614            --               --               --               --        12,922,614
     Fixed-interest rate ........         31,309           9,197          249,874        1,086,886       13,872,315      15,249,581
Installment .....................        129,707          23,087           17,879           29,178        3,389,833       3,589,684
Other ...........................      2,583,792            --               --               --            603,021       3,186,813
                                     -----------     -----------      -----------      -----------      -----------     -----------
   Total loans ..................     21,602,666         191,201          411,749        1,445,161       20,389,491      44,040,268
Federal funds sold ..............      5,179,000            --               --               --               --         5,179,000
Investments available-
   for sale .....................        997,500            --          1,002,500          997,500        5,478,665       8,476,165
Investments held-
   to-maturity ..................      1,000,000            --               --               --          7,163,011       8,163,011
                                     -----------     -----------      -----------      -----------      -----------     -----------
   Total earning assets .........     28,779,166         191,201        1,414,249        2,442,661       33,031,167     $65,858,444
                                     -----------     -----------      -----------      -----------      -----------     -----------

DEPOSITS:
NOW Accounts ....................      7,841,350            --               --               --               --         7,841,350
Money Market ....................      7,749,782            --               --               --               --         7,749,782
Savings deposits ................      2,725,840            --               --               --               --         2,725,840
Time deposits:
   Under $100,000 ...............      1,408,842       2,237,565        4,401,920        6,433,649       11,493,591      25,975,567
   $100,000 and over ............        795,820         504,660          960,007        1,181,546          937,592       4,379,625
                                     -----------     -----------      -----------      -----------      -----------     -----------
   Total costing deposits .......     20,521,634       2,742,225        5,361,927        7,615,195       12,431,183      48,672,164
Sweep accounts ..................        749,057            --               --               --               --           749,057
                                     -----------     -----------      -----------      -----------      -----------     -----------
   Total costing liabilities ....     21,270,691       2,742,225        5,361,927        7,615,195       12,431,183     $49,421,221
                                     -----------     -----------      -----------      -----------      -----------     -----------

INTEREST RATE
   SENSITIVITY GAP:
Amount ..........................    $ 7,508,475     $(2,551,024)     $(3,947,678)     $(5,172,534)     $20,599,984
                                     ===========     ===========      ===========      ===========      ===========
% of total assets ...............          10.50%          (3.57)%          (5.52)%          (7.23)%          28.80%
                                     ===========     ===========      ===========      ===========      ===========

CUMULATIVE INTEREST
   RATE SENSITIVITY GAP:
Amount ..........................    $ 7,508,475     $ 4,957,451      $ 1,009,773      $(4,162,761)     $16,437,223
                                     ===========     ===========      ===========      ===========      ===========
% of total assets ...............          10.50%           6.93%            1.41%           (5.82)%          22.98%
                                     ===========     ===========      ===========      ===========      ===========


BUSINESS OF THE COMPANY

     The Holding Corporation was organized in 1990 for the purpose of serving as a one-bank holding company for the Bank. On January 30, 1991, the Holding Corporation, following approval by Bank shareholders at a special meeting, acquired all of the outstanding shares of Bank common stock.

     The Bank commenced business on May 23, 1988 for purposes of serving the needs of the residents of Fort Myers and other surrounding communities. The Bank's broad shareholder base is composed primarily of Lee County residents, and the composition of the Bank's Board of Directors reflects the Bank's philosophy of serving the banking needs of local residents. The Bank intends to be and remain a progressive financial institution offering as many financial services as its size and capital base will allow on a prudent and conservative level. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation to the extent provided by law.

     The Bank conducts a general banking business from three locations. The Bank's main office is located within the city limits of Fort Myers, Florida, at 2017 McGregor Boulevard. In May, 1989, the Bank opened a branch office at 1500 Colonial Boulevard in Fort Myers. In September, 1990, the Bank opened another branch office at the corner of Daniels Road and Metro Parkway in Lee County. In accordance with the Community Reinvestment Act of 1977, the Bank has designated the local community to be served by the Bank as Fort Myers (Lee County) Florida. The Bank has the responsibility to help meet the credit needs of the entire local community, including low and moderate income neighborhoods.

CAPITAL STOCK

     There is no established public trading market for the Holding Corporation's common stock. Management of the Holding Corporation is aware of certain transactions in its common stock that occurred in 1996 and 1995 although the trading prices of all stock transactions are not known. In December 1995, the Holding Corporation completed a private placement of 193,100 shares of common stock at $5.00 per share. The proceeds of the private placement prior to issuance costs of $45,141 were $965,500. At December 31, 1996, there were 1,210,975 shares of Holding Corporation common stock outstanding held by 712 shareholders of record.

     The Holding Corporation has not paid any dividends since it was organized in January, 1991 and, prior thereto, the Bank did not pay any dividends to its shareholders since its organization in May, 1988. The ability of the Holding Corporation to pay dividends is subject to statutory restrictions on cash dividends applicable to Florida corporations. Further, the Holding Corporation's primary source of income is the dividends it receives from the Bank. The Florida Banking Code imposes certain restrictions on the right of Florida state banking corporations, such as the Bank, from paying dividends.

     Transactions in Company common stock are infrequent and are negotiated privately between the persons involved in those transactions. The following sets forth the high and low trading prices for certain trades of Holding Corporation common stock that occurred in transactions known to management in the respective periods during 1996 and 1995:

                                                     1996                                       1995
                                      -----------------------------------          --------------------------------
                                      High            Low          Shares          High          Low         Shares
                                      ----            ---          ------          ----          ---         ------
1st Quarter....................       $5.00          $5.00           600         $4.50         $4.10         13,210
2nd Quarter....................        8.00           5.00         1,250          5.00          4.30         10,132
3rd Quarter.....................       5.50           5.50           300          5.00          4.95          2,000
4th Quarter.....................      10.00           6.38         4,050          5.25          5.00          3,942

                         COMPANY DIRECTORS AND OFFICERS
DIRECTORS

     The following are the Directors of both the Holding Corporation and the
Bank:

     ROBERT C. ADKINS has been President and General Manager of Dixie Buick, Inc. located in Fort Myers, for many years. From 1983 to 1986, he was on the board of directors of Security National Bank in Fort Myers.

     CHARLES C. ("CHRIS") BUNDSCHU, III is a Fort Myers real estate developer and is President and Chief Executive Officer of Bundschu Kraft, Inc. He is a Florida professional civil engineer, Class A general contractor and real estate broker.

     RONALD D. FOCHT is President and owner of United Welding and Machine Company since 1976. Subsequently, he purchased Frank's Supply Company and Woods Metal Works, both of Fort Myers.

     CAROLE A. GREEN is a Director of the Hospital Board of Lee County d/b/a Lee Memorial Health Systems since 1995. She also serves on The Children's Hospital of Southwest Florida Development Board and the Health Education Center of Southwest Florida.

     ROBERT ERNEST HENDRY, a dentist, is a Fort Myers native. He served on the board of directors of Exchange National Bank in Fort Myers from 1980 to 1983, and was a founding director of Security National Bank from 1983 until 1988. He serves as Chairman of the Holding Corporation's Board.

     JAMES T. HUMPHREY, JR., is senior member of the law firm of Humphrey & Knott, P.A. located in Fort Myers. He served as city judge from 1972 to 1973, and as county attorney from 1973 to 1977. His law firm is the Company's general legal counsel.

     GEORGE T. (PAT) MANN, JR. is President of George T. Mann General Contractor, Inc. since 1985. He served on the board of directors of First Federal Savings and Loan Association of Fort Myers, and subsequently, Society/First Federal from 1980 to 1996. He also currently serves as a Commissioner of the Lee County Mosquito Control District, where he was first elected in 1992.

     WALLACE M. TINSLEY was President of an auto parts business until he sold most of the stores to employees in 1984, and the balance of the business in 1989. He is retired.

     WILLIAM P. VALENTI serves as the Company's President and Chief Executive Officer. Prior to joining the Company, he was a Managing Agent with the FDIC. Included in his twenty-five years of banking experience, is service as Group President of SunBank, N.A. and as President and Chief Executive Officer of Flagship First National Bank of Titusville, Florida.



EXECUTIVE OFFICERS OF THE HOLDING CORPORATION

     In addition to William P. Valenti (Chief Executive Officer), Harold S. Taylor, Jr. also serves as an executive officer of the Holding Corporation. Mr. Taylor joined the Holding Corporation as Executive Vice President, Secretary and Treasurer in February, 1996. He also serves as Executive Vice President of South Florida Bank.

OFFICERS OF THE BANK

In addition to William P. Valenti (Chief Executive Officer), the following are the Bank's officers:

Harold S. Taylor, Jr.            Executive Vice President/Senior Loan Officer
Kathleen Taylor                  Senior Vice President/Loan Officer
Deborah J. Boros                 Vice President/Operations
Cynthia L. Doragh                Vice President/Branch Manager
Christopher Ferrer               Vice President/Branch Manager
George A. Landon                 Vice President/Loan Officer
William J. Evans                 Assistant Vice President/Operations
Andrew Jackson                   Assistant Vice President/Loan Officer
Sharon Landel                    Controller


MAIN OFFICE OF THE COMPANY:      LEGAL COUNSEL:

2017 McGregor Boulevard          Humphrey & Knott, P. A.
Fort Myers, Florida 33901        1625 Hendry Street
Phone: (941) 334-2020            Fort Myers, Florida 33901
Fax:   (941) 334-6203            Phone:  (941) 334-2722


INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS:

Brewer, Beemer, Kuehnhackl & Koon, P.A.
250 North Orange Avenue, Suite 1500
Orlando, Florida 32801
Phone:  (407) 649-7923


ANNUAL MEETING

     The Holding Corporation's Annual Meeting will be held on Tuesday, April 22, 1997 at 4:00 p.m. at the Bank's Colonial Office, 1500 Colonial Boulevard, Fort Myers, Florida 33919.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of South Florida Bank Holding Corporation

     We have audited the consolidated statements of financial condition of South Florida Bank Holding Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of South Florida Bank Holding Corporation as of December 31, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


BREWER, BEEMER, KUEHNHACKL & KOON, P.A.

Orlando, Florida
January 30, 1997

                     SOUTH FLORIDA BANK HOLDING CORPORATION
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                            December 31,
                                                                    ----------------------------
                                                                        1996            1995
                                                                    -----------      -----------
ASSETS
Cash and due from banks .....................................       $ 4,663,206      $ 2,744,597
Federal funds sold ..........................................         5,179,000        5,337,000
Investments available-for-sale ..............................         8,476,165       11,477,830
Investments held-to-maturity (market value of
     $8,140,000 and $6,358,000) .............................         8,163,011        6,389,222
Loans, net of allowance for loan losses of
     $904,562 and $852,270 ..................................        43,135,706       35,693,367
Premises and equipment, net .................................           408,434          502,514
Accrued interest receivable .................................           451,821          496,157
Other real estate owned .....................................           548,500          582,500
Other assets ................................................           503,684          366,932
                                                                    -----------      -----------

     Total assets ...........................................       $71,529,527      $63,590,119
                                                                    ===========      ===========

LIABILITIES
Deposits:
     Demand deposits ........................................       $15,215,611      $10,390,053
     NOW accounts ...........................................         7,841,350        8,467,512
     Money market accounts ..................................         7,749,782        8,352,581
     Savings deposits .......................................         2,725,840        2,206,716
     Time deposits under $100,000 ...........................        25,975,567       23,440,999
     Time deposits $100,000 and over ........................         4,379,625        3,132,975
                                                                    -----------      -----------
         Total deposits .....................................        63,887,775       55,990,836
Securities sold under agreements to repurchase ..............           749,057        1,623,320
Accrued interest payable ....................................           443,538          522,471
Other liabilities ...........................................            41,432           67,407
                                                                    -----------      -----------

     Total liabilities ......................................        65,121,802       58,204,034
                                                                    -----------      -----------

Commitments and contingencies (Notes B, E and I)

SHAREHOLDERS' EQUITY
Common stock, $.01 par value, 10,000,000
     shares authorized, 1,210,975 and
     1,195,975 shares outstanding ...........................            12,110           11,960
Additional paid-in capital ..................................        10,366,378       10,291,528
Net unrealized securities gains (losses) ....................           (32,911)          20,655
Retained deficit ............................................        (3,937,852)      (4,938,058)
                                                                    -----------      -----------

     Total shareholders' equity .............................         6,407,725        5,386,085
                                                                    -----------      -----------

     Total liabilities and shareholders' equity .............       $71,529,527      $63,590,119
                                                                    ===========      ===========




          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                    SOUTH FLORIDA BANK HOLDING CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME


                                                                     For the Years Ended December 31,
                                                                ---------------------------------------
                                                                   1996          1995           1994
                                                                ----------    ----------    -----------
INTEREST AND FEE INCOME FROM EARNING ASSETS:
Loans ......................................................    $3,716,153    $3,267,165    $ 3,122,054
Federal funds sold .........................................       172,198       213,249         63,674
Investment securities ......................................       981,321     1,053,831        563,621
                                                                ----------    ----------    -----------
     Total interest income .................................     4,869,672     4,534,245      3,749,349
                                                                ----------    ----------    -----------

INTEREST EXPENSE:
Deposits:
     NOW accounts ..........................................       123,378       136,564        127,934
     Money market accounts .................................       230,998       279,091        264,586
     Savings deposits ......................................        52,476        55,796         60,313
     Time deposits under $100,000 ..........................     1,333,029     1,335,187        794,850
     Time deposits $100,000 and over .......................       178,118       162,786        123,030
Other ......................................................        38,623        39,750         31,776
                                                                ----------    ----------    -----------
     Total interest expense ................................     1,956,622     2,009,174      1,402,489
                                                                ----------    ----------    -----------

NET INTEREST INCOME ........................................     2,913,050     2,525,071      2,346,860
PROVISION (BENEFIT) FOR LOAN LOSSES ........................          --          28,000        (75,000)
                                                                ----------    ----------    -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES ........     2,913,050     2,497,071      2,421,860

NON-INTEREST INCOME:
Service charge income ......................................       455,246       472,521        443,100
Realized securities gains ..................................         3,828          --             --
Other ......................................................       152,439        74,800         72,096
                                                                ----------    ----------    -----------
     Total non-interest income .............................       611,513       547,321        515,196
                                                                ----------    ----------    -----------

NON-INTEREST EXPENSES:
Personnel expense ..........................................     1,272,815     1,244,680      1,264,775
Occupancy expense ..........................................       525,366       575,072        642,339
Legal expenses .............................................        99,147       103,265        146,356
Advertising ................................................        74,084        56,834         63,862
Supplies ...................................................        64,103        52,558         52,122
Loan collection expenses ...................................        49,582        89,742        187,829
FDIC insurance .............................................        25,921        97,129        159,917
Other ......................................................       521,339       492,289        377,385
                                                                ----------    ----------    -----------
     Total non-interest expenses ...........................     2,632,357     2,711,569      2,894,585
                                                                ----------    ----------    -----------

INCOME BEFORE INCOME TAXES .................................       892,206       332,823         42,471

BENEFIT FOR INCOME TAXES ...................................       108,000       260,000           --
                                                                ----------    ----------    -----------

NET INCOME .................................................    $1,000,206    $  592,823    $    42,471
                                                                ==========    ==========    ===========

NET INCOME PER SHARE .......................................    $      .82    $      .59    $       .04
                                                                ==========    ==========    ===========

Weighted average number of common shares and
     common share equivalents outstanding ..................     1,218,898     1,002,875      1,002,875
                                                                ==========    ==========    ===========


                The accompanying Notes to Consolidated Financial
                    Statements are an integral part of these
                              financial statements.

                     SOUTH FLORIDA BANK HOLDING CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                  Net
                                                                Unrealized                     Total
                                                 Additional    Securities                      Share-          Number
                                       Common     Paid-in         Gains         Retained       holders'          of
                                       Stock       Capital        (Losses)      Deficit         Equity          Shares
                                       -------    -----------    --------     -----------     -----------     ---------
Balance,
   December 31, 1993 ..............    $10,029    $ 9,373,100    $  4,175     $(5,573,352)    $ 3,813,952     1,002,875

Investment valuation ..............       --             --       (53,386)           --           (53,386)         --

Net income for 1994 ...............       --             --          --            42,471          42,471          --
                                       -------    -----------    --------     -----------     -----------     ---------

Balance,
   December 31, 1994 ..............     10,029      9,373,100     (49,211)     (5,530,881)      3,803,037     1,002,875

Proceeds from issuance of
   193,100 shares of common
   stock, net of $45,141 of
   issuance costs .................      1,931        918,428        --              --           920,359       193,100

Investment valuation ..............       --             --        69,866            --            69,866          --

Net income for 1995 ...............       --             --          --           592,823         592,823          --
                                       -------    -----------    --------     -----------     -----------     ---------

Balance,
   December 31, 1995 ..............     11,960     10,291,528      20,655      (4,938,058)      5,386,085     1,195,975

Proceeds from exercise of
    15,000 stock options ..........        150         74,850        --              --            75,000        15,000

Investment valuation ..............       --             --       (53,566)           --           (53,566)         --

Net income for 1996 ...............       --             --          --         1,000,206       1,000,206          --
                                       -------    -----------    --------     -----------     -----------     ---------

Balance,
   December 31, 1996 ..............    $12,110    $10,366,378    $(32,911)    $(3,937,852)    $ 6,407,725     1,210,975
                                       =======    ===========    ========     ===========     ===========     =========













                The accompanying Notes to Consolidated Financial
                    Statements are an integral part of these
                              financial statements.

                     SOUTH FLORIDA BANK HOLDING CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                Increase (Decrease) in Cash and Cash Equivalents

                                                                                    For the Years Ended December 31,
                                                                               -------------------------------------------
                                                                                   1996            1995            1994
                                                                               -----------     -----------     -----------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Interest received .........................................................    $ 4,914,008     $ 4,377,971     $ 3,749,817
Non-interest income .......................................................        611,513         547,321         515,196
Interest paid .............................................................     (2,035,555)     (1,734,112)     (1,584,052)
Personnel expenses ........................................................     (1,272,815)     (1,244,680)     (1,264,775)
Other operating expenditures ..............................................     (1,235,772)     (1,299,258)     (1,486,195)
                                                                               -----------     -----------     -----------
Net cash provided by (used in) operating activities .......................        981,379         647,242         (70,009)
                                                                               -----------     -----------     -----------

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES: INVESTMENTS
AVAILABLE-FOR-SALE:
     Purchases ............................................................     (6,546,175)     (8,954,298)     (5,922,672)
     Maturities ...........................................................      7,006,520       6,453,147       4,715,033
     Sales ................................................................      2,454,923            --              --
Investments held-to-maturity:
     Purchases ............................................................     (6,948,492)     (2,053,176)       (991,094)
     Maturities ...........................................................      5,174,703         231,142         243,674
Proceeds from the sales of other real estate owned ........................         78,377       1,607,813       1,808,604
Decrease (Increase) in loans ..............................................     (7,486,716)     (4,038,901)      3,314,909
Increase in premises and equipment ........................................        (51,586)        (47,513)        (60,219)
                                                                               -----------     -----------     -----------
Net cash provided by (used in) investing activities .......................     (6,318,446)     (6,801,786)      3,108,235
                                                                               -----------     -----------     -----------

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Increase (Decrease) in:
     Demand deposits ......................................................      4,825,558       1,194,045      (1,181,732)
     NOW accounts .........................................................       (626,162)      1,275,112        (758,667)
     Money market accounts ................................................       (602,799)     (1,715,618)         21,955
     Savings deposits .....................................................        519,124        (292,167)         36,598
     Time deposits ........................................................      3,781,218       7,393,173      (1,829,532)
Securities sold under agreements to repurchase ............................       (874,263)      1,130,002        (677,675)
Proceeds from issuance of common stock ....................................         75,000         920,359            --
                                                                               -----------     -----------     -----------
Net cash provided by (used in) financing activities .......................      7,097,676       9,904,906      (4,389,053)
                                                                               -----------     -----------     -----------

NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS .....................................................      1,760,609       3,750,362      (1,350,827)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ..........................      8,081,597       4,331,235       5,682,062
                                                                               -----------     -----------     -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD ................................    $ 9,842,206     $ 8,081,597     $ 4,331,235
                                                                               ===========     ===========     ===========








                The accompanying Notes to Consolidated Financial
                    Statements are an integral part of these
                              financial statements.

                     SOUTH FLORIDA BANK HOLDING CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (continued)

                    Reconciliation of net income to net cash
                   provided by (used in) operating activities

                                                                       For the years ended December 31,
                                                                  ---------------------------------------
                                                                     1996           1995           1994
                                                                  -----------     ---------     ---------
Net income ...................................................    $ 1,000,206     $ 592,823     $  42,471

Adjustments:
     Provision (Benefit) for loan losses .....................           --          28,000       (75,000)
     Depreciation and amortization ...........................        145,666       210,499       258,638
     Benefit for income taxes ................................       (108,000)     (260,000)         --
     Decrease (Increase) in:
         Accrued interest receivable .........................         44,336      (156,274)          468
         Other assets ........................................          4,079       (25,825)       27,870
     Increase (Decrease) in:
         Accrued interest payable ............................        (78,933)      275,062      (181,563)
         Other liabilities ...................................        (25,975)      (17,043)     (142,893)
                                                                  -----------     ---------     ---------

Net cash provided by (used in) operating activities ..........    $   981,379     $ 647,242     $ (70,009)
                                                                  ===========     =========     =========

Supplemental schedule of non-cash activities:
     Loans transferred to other real estate owned ............    $    78,377     $  69,100     $  94,086

     Other real estate owned returned to loan status .........           --         151,123        27,000

     Net unrealized securities gains (losses) ................        (53,566)       69,866       (53,386)











                The accompanying Notes to Consolidated Financial
                    Statements are an integral part of these
                              financial statements.

                     SOUTH FLORIDA BANK HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     South Florida Bank (the "Bank") is a state-chartered bank incorporated on March 15, 1988 under the laws of the state of Florida. The Bank commenced operations on May 23, 1988. South Florida Bank Holding Corporation (the "Holding Corporation") is a one-bank holding company incorporated under the laws of the state of Florida on September 14, 1990 to reorganize the Bank into a one-bank holding company structure. On December 19, 1990, the Bank's shareholders approved a plan of corporate reorganization, which was consummated on January 30, 1991, under which the Bank became a wholly-owned subsidiary of the Holding Corporation (the "Corporate Reorganization"). On July 22, 1992 and May 14, 1993, the Bank formed two wholly-owned subsidiaries, New Town Properties, Inc. ("New Town") and Valu Prop, Inc. ("Valu Prop"), respectively, for the purpose of acquiring title to certain properties in foreclosure. The consolidated financial statements include the accounts of the Holding Corporation, the Bank, New Town, and Valu Prop (collectively, the "Company") after elimination of all material intercompany balances and transactions.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

     The Bank classifies as available-for-sale those investment securities which may be sold prior to maturity in connection with changes in market interest rates, liquidity needs or other reasons. The available-for-sale portfolio has been reflected at its aggregate fair value in the accompanying consolidated statements of financial condition. The net unrealized securities gains (losses), net of anticipated income tax effect, have been reflected as a separate component of shareholders' equity. Those investment securities which the Bank has the positive intent and ability to hold until their maturity have been classified as investments held-to-maturity. These securities are carried on an amortized cost basis.

     Amortization of premiums and accretion of discounts are recognized in interest income as yield adjustments, in a manner which approximates the interest method. Realized gains and losses on disposition are recorded in non-interest income on the trade date, based on the net proceeds from, and adjusted cost of the security sold, using the specific identification method.

Allowance for Loan Losses

     The financial statements include an allowance for estimated losses on loans based on management's evaluation of potential losses in the loan portfolio. The allowance for loan losses is established by a provision charged to operations based upon a continuing review of past loan loss experience, current economic conditions that may affect the borrower's ability to pay and the underlying collateral value of the loans. Loans that are considered to be uncollectible are charged-off and deducted from the allowance and subsequent recoveries, if any, are credited to this allowance.

Uncollected Interest

     The Bank's policy is to discontinue accruing interest on a loan after it has become 90 days delinquent as to payment of principal or interest unless, in the determination of management, the principal and interest on the loan are well secured and in the process of collection. In addition, a loan is placed on non-accrual status before 90 days delinquency occurs if management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest or principal is doubtful.

Loan Impairment and Losses

     Effective January 1, 1995, the Bank adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan, Income Recognition and Disclosure" ("FAS 118"). These statements address the accounting by creditors for impairment of certain loans. The Statements generally require the Bank to identify loans for which the Bank probably will not receive full repayment of principal and interest, as impaired loans. The Statements require that impaired loans be valued at either (i) the present value of expected future cash flows, discounted at the loan's effective interest rate, or (ii) at the observable market price of the loan, or (iii) the fair value of the underlying collateral if the loan is collateral dependent. The Bank has implemented the Statements by modifying its quarterly review of the adequacy of the allowance for credit losses to also identify and value impaired loans in accordance with guidance in these Statements. The adoption of these Statements did not have a material effect on the results of operations for the years ended December 31, 1996 and 1995.

     Management considers a variety of factors in determining whether a loan is impaired, including (i) any notice from the borrower that the borrower will be unable to repay all principal and interest amounts contractually due under the loan agreement, (ii) any delinquency in the principal and interest payments (other than minimum delays or shortfalls in payments), and (iii) other information known by management which would indicate that full repayment of the principal and interest is not probable. In evaluating loans for impairment, management generally considers delinquencies of 89 days or less to be minimum delays, and accordingly does not consider such delinquent loans to be impaired in the absence of other indications of impairment.

     Management evaluates smaller balance, homogeneous loans for impairment and adequacy of allowance for loan losses collectively, and evaluates other loans for impairment individually, on a loan-by-loan basis. For this purpose, the Bank considers its portfolios of commercial, mortgage and construction loans with outstanding balances less than $500,000 and its installment and other loan portfolios to be smaller balance, homogeneous loans. The Bank evaluates each of these loan portfolios for impairment on an aggregate basis, and utilizes its own recent historical charge-off experience, as well as the charge-off experience of its peer group and industry statistics to evaluate the adequacy of the allowance for loan losses. For all other loans, the Bank evaluates loans for impairment on a loan-by-loan basis.

     The Bank evaluates all non-accrual loans as well as any accruing loans exhibiting collateral or other credit deficiencies for impairment. With respect to impaired, collateral-dependent loans, any portion of the recorded investment in the loan that exceeds the fair value of the collateral is charged-off.

     For impairment recognized in accordance with FAS 114 and FAS 118, the entire change in the present value of expected cash flows, or the entire change in estimated fair value of collateral for collateral dependent loans is reported as a provision for loan losses in the same manner in which impairment initially was recognized or as a reduction in the amount of the provision that otherwise would be reported.

Other Real Estate Owned

     Other real estate owned, consists of real estate acquired through foreclosure, is held for sale and is carried at the lower of the property's fair value or the recorded investment in the related loan. Fair value is net of estimated selling costs. The excess, if any, of the loan balance over the fair value of the property at the date of acquisition is charged to the allowance for loan losses. Subsequent downward adjustments to carrying value, if any, are recognized by a charge to non-interest expense. Costs relating to the development and improvement of the property are capitalized whereas those relating to holding property are charged to expense.

     Legal expenses associated with foreclosure actions are included in the accompanying consolidated statements of operations in legal expense. Real estate property taxes, appraisal costs and other expenses associated with holding other real estate, as well as gains and losses arising from disposition are included in the accompanying consolidated statements of operations as loan collection expenses.

Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Leasehold improvements are amortized on the straight-line method over the shorter of their estimated useful lives or the lease terms which range from seven to 15 years. Depreciation expense is computed on the straight-line basis over the estimated useful life of furniture and equipment which range from three to seven years. Additions to premises and equipment and major improvements are capitalized. Maintenance and repairs are expensed as incurred.

Income Recognition

     Interest income on loans is accrued based upon the principal amount outstanding. Non-refundable fees and costs associated with the origination of loans are deferred and recognized over the life of the loan using a method that approximates the interest method.

Stock-Based Compensation

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123") which requires certain disclosures about stock-based employee compensation arrangements, regardless of the method used to account for them, and defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, FAS 123 also allows an entity to continue to measure compensation cost for stock-based compensation plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to continue using the accounting method in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been adopted. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company elected to continue using the accounting method in APB Opinion No. 25. The effect of using the fair value method of accounting on net income for the year ended December 31, 1996 would not have been material.

Income Taxes

     Income tax expense or benefit consists of Federal and state income taxes currently payable or refundable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities, net of related valuation allowance. Temporary differences which give rise to significant deferred tax assets and liabilities primarily relate to the use of the cash basis for tax purposes, organizational expenditures, the allowance for loan losses, fixed assets and operating loss carry forwards.

Net Income Per Share

     Net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period, including the effect of unexercised stock options using the treasury stock method. The treasury stock method assumes that common stock was purchased at the average market price during the period.

     For the years ended December 31, 1996, 1995 and 1994, the computation of weighted average number of common shares and common share equivalents outstanding was as follows:

                                                                1996             1995             1994
                                                              ---------        ---------        ---------

Common shares .........................................       1,207,696        1,002,875        1,002,875
Stock options .........................................          11,202             --               --
                                                              ---------        ---------        ---------

     Total ............................................       1,218,898        1,002,875        1,002,875
                                                              =========        =========        =========

     Due to the trading prices being less than the exercise price of the stock options during 1995 and 1994, the exercise of the stock options was not assumed during 1995 and 1994 as such exercise would have an antidilutive effect on net income per common and common equivalent share.

Cash Flows

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold, which are invested overnight.

NOTE B-INVESTMENTS AVAILABLE-FOR-SALE AND INVESTMENTS HELD-TO-MATURITY

     At December 31, 1996 and 1995, the carrying value, gross unrealized gains and losses, and estimated market value of investments available-for-sale and investments held-to-maturity were as follows:

                                                                     GROSS        GROSS          CARRYING
                                                     AMORTIZED     UNREALIZED   UNREALIZED        VALUE
INVESTMENTS AVAILABLE-FOR-SALE:                        COST          GAINS        LOSSES       (FAIR VALUE)
1996                                               -----------      -------      --------       -----------
----
U.S  Treasury obligations due
     in one year or less ....................      $ 1,002,670      $  --        $   (170)      $ 1,002,500
U.S  Agency obligations due:
     In one year or less ....................        1,000,000         --          (2,500)          997,500
     After one year through five years ......        6,526,578         --         (50,413)        6,476,165
                                                   -----------      -------      --------       -----------
     Total investments
         available-for-sale .................      $ 8,529,248      $  --        $(53,083)      $ 8,476,165
                                                   ===========      =======      ========       ===========
1995
----
U.S  Agency obligations due:
     In one year or less ....................      $ 5,992,046      $32,466      $ (1,232)      $ 6,023,280
     After one year through five years ......        5,452,470        6,020        (3,940)        5,454,550
                                                   -----------      -------      --------       -----------
     Total investments
         available-for-sale .................      $11,444,516      $38,486      $ (5,172)      $11,477,830
                                                   ===========      =======      ========       ===========


                                                    CARRYING
                                                      VALUE          GROSS        GROSS         ESTIMATED

                                                   (AMORTIZED      UNREALIZED    UNREALIZED       MARKET
INVESTMENTS HELD-TO-MATURITY:                         COST)          GAINS        LOSSES          VALUE
1996                                               -----------      -------      --------       -----------
----
U.S  Agency obligations due
     after one year through five years ......      $ 5,626,637      $10,082      $(22,500)      $ 5,614,219
Collateralized mortgage obligations
     due after ten years ....................        2,536,374          126       (10,741)        2,525,759
                                                   -----------      -------      --------       -----------
Total investments held-to-maturity ..........      $ 8,163,011      $10,208      $(33,241)      $ 8,139,978
                                                   ===========      =======      ========       ===========
1995
----
U.S  Agency obligations due:
     In one year or less ....................      $   995,380      $17,120      $   --         $ 1,012,500
     After one year through five years ......        3,050,945        2,175       (42,500)        3,010,620
Collateralized mortgage obligations
     due after ten years ....................        2,342,897        1,426        (9,497)        2,334,826
                                                   -----------      -------      --------       -----------
Total investments held-to-maturity ..........      $ 6,389,222      $20,721      $(51,997)      $ 6,357,946
                                                   ===========      =======      ========       ===========

     Expected maturities for the collateralized mortgage obligations will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     As of December 31, 1996, investments available-for-sale and held-to-maturity with a carrying value of approximately $787,000 were pledged to collateralize securities sold under agreements to repurchase and $134,000 were pledged for Treasury, Tax and Loan deposits.



NOTE C - LOANS AND ALLOWANCE FOR LOAN LOSSES

     As of December 31, 1996 and 1995, loans consisted of the following:

                                                      1996             1995
                                                   -----------      -----------
Commercial ..................................      $ 8,062,573      $ 7,081,642
Mortgage:
     Construction ...........................        1,029,003        1,331,809
     Non-construction .......................       28,172,195       23,909,249
Installment .................................        3,589,684        1,490,577
Other loans .................................        3,186,813        2,732,360
                                                   -----------      -----------
Total loans, net of unearned income .........       44,040,268       36,545,637
Less - allowance for loan losses ............          904,562          852,270
                                                   -----------      -----------
     Loans, net .............................      $43,135,706      $35,693,367
                                                   ===========      ===========

     Commercial loans included loans to businesses and individuals payable on demand or within a specified period of time. Mortgage construction loans included loans to finance the construction of property and become payable upon completion of construction. Mortgage non-construction loans included primarily intermediate-term loans collateralized by real estate and payable in periodic installments. Installment loans were made to both businesses and individuals for the purpose of purchasing consumer goods. These goods were generally automobiles, mobile homes, equipment and other consumer products which generally collateralize the loans. Other loans included credit card loans, deposit overdrafts and lines of credit to individuals.

     For the years ended December 31, 1996, 1995, and 1994, an analysis of the allowance for loan losses was as follows:

                                                              1996              1995              1994
                                                           ------------      -----------     ------------
Beginning balance .....................................    $    852,270      $ 1,342,763     $  1,073,014
Provision for loan losses .............................            --             28,000          (75,000)
Charge-offs ...........................................         (98,341)        (815,193)        (163,072)
Recoveries ............................................         150,633          296,700          507,821
                                                           ------------      -----------     ------------
     Ending balance ...................................    $    904,562      $   852,270     $  1,342,763
                                                           ============      ===========     ============

     As discussed in Note A, the Company adopted the provisions of FAS 114 and FAS 118 related to impaired loans, effective January 1, 1995. As of December 31, 1996 and 1995, the total recorded investment in impaired loans was $1,134,000 and $1,324,000, respectively, and the Bank recorded an allowance for loan losses of $170,000 and $262,000, respectively, related to its impaired loans. As of December 31, 1996 and 1995, the net investment in impaired loans was $964,000 and $1,062,000, respectively. During the years ended December 31, 1996 and 1995, the recorded investment in impaired loans averaged $1,214,000 and $1,977,000, respectively, and interest income recognized on impaired loans totalled $113,000 and $131,000, respectively, and interest income received on impaired loans totaled $91,000 and $86,000, respectively.

     A credit risk concentration results when the Company has a significant credit exposure to an individual or a group engaged in similar activities or having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. As of December 31, 1996 and 1995, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business, exceeded 10% of total loans, except that as of such date loans collateralized with mortgages on real estate represented 66.31% and 69.06%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

     Most of the Company's business activity is with customers located within the Lee County, Florida area. The loan portfolio is diversified among individuals and types of industries. Loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The amount of collateral obtained upon extension of credit is based on the Company's credit evaluation of the customer. Collateral primarily included income producing commercial properties, residential homes and unimproved real estate, in addition to accounts receivable, inventory, property and equipment.

NOTE D - PREMISES AND EQUIPMENT

     As of December 31, 1996 and 1995, premises and equipment were comprised of the following:

                                                       1996             1995
                                                   -----------      -----------

Leasehold improvements ......................      $   967,079      $   959,217
Furniture and equipment .....................          924,662          900,905
                                                   -----------      -----------
     Total ..................................        1,891,741        1,860,122
Less - accumulated depreciation
     and amortization .......................        1,483,307        1,357,608
                                                   -----------      -----------
Premises and equipment, net .................      $   408,434      $   502,514
                                                   ===========      ===========



NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     As of December 31, 1996, the Company was party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments were comprised of commitments to extend credit and standby letters of credit and involved, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contract amounts of those instruments reflected the involvement the Bank had in particular classes of financial commitments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit was represented by the contractual amount of those instruments. The Company used the same credit policies in making commitments and conditional obligations as it did for balance sheet instruments.

     Commitments are agreements to lend to a customer as long as there are no violations of any conditions established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Fixed-interest rate commitments to extend credit are subject to market risk should interest rates rise above contracted rates during the commitment period. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the borrower. Collateral held varies but has included accounts receivable, inventory, property, plant and equipment, and residential and income producing commercial properties. Total unfunded commitments for loans and lines of credit were $5,972,000 and $4,700,000 at December 31, 1996 and 1995, respectively.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support construction borrowing arrangements. The Bank's guarantees are primarily short term, expiring within one year. The credit risk involved in issuing letters of credit is essentially the same as extending loan facilities to customers. The Bank held cash as collateral supporting those commitments for which collateral is deemed necessary. Outstanding letters of credit were $719,000 and $339,000 at December 31, 1996 and 1995, respectively.

NOTE F - INCOME TAXES

     As discussed in Note A, the Company adopted, effective January 1, 1993, the provisions of FAS 109 for calculating income tax expense or benefit and related deferred tax assets and liabilities.

     As a result of the net operating losses carried forward from prior years, no net income tax expense or benefit was recorded for the year ended December 31, 1994. During the years ended December 31, 1996 and 1995, the Company recorded $108,000 and $260,000 of income tax benefits resulting from the corresponding reduction in the valuation allowance associated with the Company's tax loss carryforwards.

     For the years ended December 31, 1996, 1995 and 1994, a reconciliation of expected federal tax expense or benefit (calculated by applying appropriate statutory federal income tax rates) to the net income tax expense or benefit included in the accompanying consolidated statements of operations is as follows:

                                                          1996                        1995                        1994
                                                  ---------------------       ---------------------       -------------------
                                                   Amount           %          Amount           %          Amount         %
                                                  ---------       -----       ---------       -----       -------       -----
Expected expense using statutory rate .......     $ 339,038       38.00%      $ 126,473       38.00%      $ 6,370       15.00%
Utilization of net operating
   losses carried forward ...................      (356,430)     (39.95)           --          --          (5,566)     (13.11)
Decrease in valuation allowance .............       (94,361)     (10.57)       (448,333)     (134.70)        --          --
Other, net ..................................         3,753         .42          61,860       18.58          (804)      (1.89)
                                                  ---------       -----       ---------       -----       -------       -----

Total income tax expense ....................     $(108,000)     (12.10)%     $(260,000)     (78.12)%     $  --           --%
                                                  =========       =====       =========       =====       =======       =====


     As of December 31, 1996, the Company had net operating loss carryforwards remaining for federal tax purposes of approximately $4,176,000, which may be used to offset future taxable income or will expire, if unused, as follows:
$3,118,000 in 2007, $1,026,000 in 2008, and $32,000 in 2009. Should certain substantial changes (as defined by the federal income tax code), occur in the Company's ownership, an annual limitation would be imposed on the amount of loss which could be utilized in any one year. Because realization of the Company's net operating losses carried forward is uncertain, a valuation allowance has been established against the related deferred tax assets. The valuation allowance is used to reduce deferred tax assets to the estimated amount that management believes is more likely than not to be realized. In determining the amount of any necessary valuation allowance, management takes into consideration all available evidence and information, both positive and negative, that a valuation allowance is needed. Such evidence includes the Company's current and historical financial condition, results of operations and cumulative losses, as well as current and enacted future tax laws. Management also takes into consideration the length of its loss carryforwards, its estimate of the likelihood and amount of earnings during the carryforward period and the reduction in the benefit those carryforwards would provide should substantial changes occur in the Company's ownership during the carryforward period. As of December 31, 1996 and 1995, the Company's deferred tax assets and liabilities consisted of the following:

                                                    1996            1995
                                                 -----------     -----------
Gross deferred tax assets:
     Net operating loss carryforward ........    $ 1,581,066     $ 1,937,496
     Fixed assets ...........................        144,846            --
     Other real estate owned ................         22,971            --
     Minimum tax ............................         17,385            --
     Allowance for loan losses ..............         16,521            --
     Interest on non-accruing loans .........          8,087            --
     Other ..................................            124             458
     Valuation allowance ....................     (1,411,000)     (1,505,361)
                                                 -----------     -----------
         Total ..............................        380,000         432,593
                                                 -----------     -----------
Gross deferred tax liabilities:
     Fixed assets ...........................           --            46,689
     Allowance for loan losses ..............           --           125,904
                                                 -----------     -----------
         Total ..............................           --           172,593
                                                 -----------     -----------
Net deferred tax asset ......................    $   380,000     $   260,000
                                                 ===========     ===========

NOTE G - STOCK OPTIONS

     During 1994, the Company implemented a 401(k) defined contribution plan entitled "South Florida Bank Savings Plan" (the "Savings Plan"). The Savings Plan is contributory and covers all of the Company's officers and employees. The Company's contributions are determined by the Board of Directors. During the years ended December 31, 1996, 1995 and 1994, the Company's expense for the Savings Plan was $24,000, $19,000 and $18,000, respectively.

     The Company maintains a stock option plan for the Company's officers and employees that provides a maximum grant of 100,000 shares of common stock. As of December 31, 1996, options totaling 50,000 expire on April 27, 2003. Options granted, exercised and exercisable were as follows:

                                                                  Price           Number         Exercisable
                                                                  -----           ------         -----------

Balance, December 31, 1993 ............................        $   5.00           50,000           23,750
     Granted ..........................................            5.00           20,000
     Exercised ........................................             --              --
                                                                                  ------
Balance, December 31, 1994 ............................            5.00           70,000           42,500
     Granted ..........................................             --              --
     Exercised ........................................             --              --
                                                                                  ------
Balance, December 31, 1995 ............................            5.00           70,000           56,250
     Granted ..........................................             --              --
     Canceled .........................................            5.00           (5,000)
     Exercised ........................................            5.00          (15,000)
                                                               --------           ------

Balance, December 31, 1996 ............................            5.00           50,000           50,000
                                                                                  ======

NOTE H - RELATED PARTIES

     Deposits of the Company's directors, officers and relatives of directors totaled approximately $1,922,000, $1,921,000, and $1,701,000 at December 31,
1996, 1995 and 1994, respectively. Several of the Company's directors, officers, and relatives and affiliated entities of directors obtained loans and lines of credit from the Bank. These loans and lines of credit were granted in accordance with the normal lending policies of the Bank. For the years ended December 31, 1996, 1995, and 1994, the activity in loans and lines of credit from related parties were as follows:

                                                               1996              1995            1994
                                                           ------------      -----------     ------------
Beginning balance .....................................    $  1,274,714      $   964,371     $  1,213,907
New loans .............................................         584,747          643,410          324,583
Other changes .........................................         (11,256)            --               --
Repayments ............................................        (499,394)        (333,067)        (574,119)
                                                           ------------      -----------     ------------

     Ending Balance ...................................    $  1,348,811      $ 1,274,714     $    964,371
                                                           ============      ===========     ============

     As of December 31, 1996, other real estate owned included a parcel of real estate with a carrying value of $238,000. This real estate parcel was acquired by foreclosure from the father of one of the Company's directors. The Bank is actively marketing it for sale.

     During 1990, the Bank entered into a ground lease with a Florida general partnership for the property on which the Metro branch office is located. As of December 31, 1996, various directors and affiliates of the directors owned a minority interest of this partnership. The lease matures on June 30, 1997 and the Bank pays $2,400 per month. Total rent expense under this lease was $28,000, $27,000 and $26,000 during the years ended December 31, 1996, 1995 and 1994, respectively. During 1990, the Bank entered into a lease of office space owned by one of the Company's Directors. The lease matures on April 30, 1999 and the Bank currently pays $1,800 per month. Total rent expense under this lease was $29,000, $37,000 and $36,000 during the years ended December 31, 1996, 1995 and
1994, respectively.

     The law firm in which one of the Company's directors is a shareholder represents the Company as its legal counsel. Professional fees incurred for these services during the years ended December 31, 1996, 1995, and 1994 totaled $54,000, $29,000, and $84,000, respectively.

NOTE I - COMMITMENTS AND CONTINGENCIES

     The Company leases building facilities under noncancellable operating leases which expire at various dates through 2000. These leases generally provide for fixed rental payments and include renewal and purchase options at amounts which are generally based on fair market value at expiration of the lease. Rent expense under operating leases totaled $220,000, $221,000, and $216,000 during the years ended December 31, 1996, 1995, and 1994, respectively. As of December 31, 1996, future minimum lease payments under leases with initial or remaining noncancellable lease terms in excess of one year were as follows:

     1997..............................................                 $203,000
     1998..............................................                  192,000
     1999..............................................                  143,000
     2000..............................................                   30,000
                                                                        --------
     Future minimum lease payments.....................                 $568,000
                                                                        ========

NOTE J - CAPITAL RATIOS

     As of December 31, 1996 and 1995, a comparison of the required minimum capital ratios to actual capital ratios was as follows:

                                                                        Bank Ratios
                                                                        -----------              Regulatory
                                                                  1996              1995        Requirements
                                                                  ----              ----        ------------
Total capital to risk weighted assets .................           13.70%           13.33%            8.00%
Tier 1 capital (common shareholders'
     equity) to risk-weighted assets ..................           12.45            12.07             4.00
Tier 1 capital to average total assets -
     Leverage ratio ...................................            8.82             8.05             4.00

     Banking laws and regulations limit the amount of dividends that may be paid by financial institutions, including the Company. In addition, banking regulations impose certain minimum capital ratios on financial institutions, including the Company, which also restrict the Company's right to pay dividends. As a result of the Bank's improved financial condition, the Federal Deposit Insurance Corporation ("FDIC") terminated in December 1995 the written agreement which had governed certain aspects of the Bank's operations including dividend restrictions.

NOTE K - CONDENSED HOLDING CORPORATION FINANCIAL INFORMATION
(PARENT COMPANY ONLY)

STATEMENTS OF FINANCIAL CONDITION                           DECEMBER 31,
                                                   ----------------------------
                                                       1996             1995
                                                   -----------      -----------
ASSETS
Cash and due from banks .....................      $   453,193      $   385,303
Investment in the Bank ......................        5,954,532        5,000,782
                                                   -----------      -----------
     Total assets ...........................      $ 6,407,725      $ 5,386,085
                                                   ===========      ===========
SHAREHOLDERS' EQUITY
Common stock, $.01 par value, 10,000,000
     shares authorized, 1,210,975 and
     1,195,975 shares outstanding ...........      $    12,110      $    11,960
Additional paid-in capital ..................       10,366,378       10,291,528
Net unrealized securities gains
     (losses) of the Bank ...................          (32,911)          20,655
Retained deficit ............................       (3,937,852)      (4,938,058)
                                                   -----------      -----------
     Total shareholders' equity .............      $ 6,407,725      $ 5,386,085
                                                   ===========      ===========


                                                                                           For the years ended December 31,
                                                                                    ---------------------------------------------
STATEMENTS OF OPERATIONS                                                                1996             1995             1994
                                                                                    ------------     -----------     ------------
Equity in the Bank's earnings ..................................................    $  1,007,316     $   624,054     $     42,471
Interest income from the Bank ..................................................          11,865             991             --
Legal expenses .................................................................           4,899           5,767             --
Non-interest expense - other ...................................................          14,076          26,455             --
                                                                                    ------------     -----------     ------------
     Net income ................................................................    $  1,000,206     $   592,823     $     42,471
                                                                                    ============     ===========     ============

STATEMENTS OF CASH FLOWS
Cash flows used in operating activities:
     Other operating expenditures ..............................................    $     (7,110)    $   (27,712)    $     (3,519)
                                                                                    ------------     -----------     ------------
Cash flows used in investing activities:
     Contribution to the Bank ..................................................            --          (700,000)            --
                                                                                    ------------     -----------     ------------
Cash flows provided by financing activities:
     Proceeds from issuance of common stock ....................................          75,000         920,359             --
                                                                                    ------------     -----------     ------------
Net increase (decrease) in cash and cash equivalents ...........................          67,890         192,647           (3,519)
Cash and cash equivalents at beginning of period ...............................         385,303         192,656          196,175
                                                                                    ------------     -----------     ------------
Cash and cash equivalents at end of period .....................................    $    453,193     $   385,303     $    192,656
                                                                                    ============     ===========     ============

Reconciliation of net income to net cash used in operating activities:
Net income .....................................................................    $  1,000,206     $   592,823     $     42,471
Equity in the Bank's earnings ..................................................      (1,007,316)       (624,054)         (42,471)
Decrease (Increase) in other assets ............................................            --             3,519           (3,519)
                                                                                    ------------     -----------     ------------
Net cash used in operating activities ..........................................    $     (7,110)    $   (27,712)    $     (3,519)
                                                                                    ============     ===========     ============

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("FAS 107"), requires that the Company disclose estimated fair values of financial instruments for which it is practicable to estimate that value. Fair value estimates, methods and assumptions are set forth as follows for the Company's financial instruments.

     Cash and Due From Banks and Federal Funds Sold For these short-term investments, the carrying amount was a reasonable estimate of fair value, primarily due to their relatively short period to maturity.

     Investments Available-for-Sale and Held-to-Maturity For investments available-for-sale and held-to-maturity, fair values were based on quoted market prices, if available. If a quoted market price was not available, fair value was estimated using quoted market prices for similar securities.

     Loans Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. For variable-interest rate loans, the carrying amount was considered to approximate fair value. The fair value of fixed-interest rate mortgage loans was based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for any differences in loan characteristics, with servicing retained. The carrying amount of loans on non-accrual status was used as their fair value. The fair value of all other loans was estimated by discounting estimated cash flows using interest rates being charged by the Bank on December 31, 1996 and 1995, respectively, on comparable loans as to credit risk and terms.

     Deposits The fair values of demand deposits, NOW, money market and savings accounts were the carrying amounts payable on demand. The fair value of certificates of deposit was estimated by discounting the future cash flows using interest rates offered on December 31, 1996 and 1995, respectively, for deposits of similar remaining maturities.

     Securities Sold Under Agreements to Repurchase The fair value of securities sold under agreements to repurchase was the carrying amount payable on demand.

     Commitments to Extend Credit and Standby Letters of Credit Commitments to extend credit and standby letters of credit are generally at variable-interest rates or at interest rates at time of funding. The fair value of commitments to extend credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. The fair value of financial guarantees written and letters of credit was based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

     Limitations The fair value estimates were made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exits for a significant portion of the Company's financial instruments, fair value estimates were based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates were subjective in nature and involved uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     In addition, the fair value estimates were based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that were not considered financial instruments. Other significant assets and liabilities that were not considered financial assets or liabilities included core deposit intangibles, deferred tax assets, property, plant and equipment, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses on investment securities can have a significant effect on fair value estimates and were not considered in the estimates.

     The carrying amount and estimated fair value of the Company's financial instruments as of December 31, 1996 and 1995 were as follows:

                                                                                1996                         1995
                                                                     --------------------------    ---------------------------
                                                                       CARRYING        FAIR          CARRYING        FAIR
                                                                        AMOUNT         VALUE          AMOUNT         VALUE
                                                                     -----------    -----------    -----------    -----------
FINANCIAL ASSETS:
Cash and due from banks .........................................    $ 4,663,206    $ 4,663,206    $ 2,744,597    $ 2,744,597
Federal funds sold ..............................................      5,179,000      5,179,000      5,337,000      5,337,000
Investments available-for-sale ..................................      8,476,165      8,476,165     11,477,830     11,477,830
Investments held-for-maturity ...................................      8,163,011      8,139,978      6,389,222      6,357,946
Loans ...........................................................     44,040,268     43,799,000     36,545,637     36,901,000
FINANCIAL LIABLILITES:
Deposits ........................................................     63,887,775     64,091,000     55,990,836     56,493,000
Securities sold under agreements
     to repurchase ..............................................        749,057        749,057      1,623,320      1,623,320
COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT
Commitments to extend credit ....................................           --             --             --             --
Standby letters of credit .......................................           --             --             --             --

NOTE M - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     For the years ended December 31, 1996 and 1995, the Company's condensed quarterly financial information was as follows:

                                                     FIRST             SECOND            THIRD            FOURTH
                                                    ----------        ----------       ----------        ----------
1996:
Interest income ..................................  $1,242,332        $1,168,560       $1,189,975        $1,268,805
Interest expense .................................     492,003           463,196          469,323           532,100
                                                    ----------        ----------       ----------        ----------
Net interest income ..............................     750,329           705,364          720,652           736,705
Non-interest income ..............................     131,899           142,264          191,868           145,482
Non-interest expense .............................     686,007           634,443          634,099           677,808
                                                    ----------        ----------       ----------        ----------
Income before income taxes .......................     196,221           213,185          278,421           204,379
Benefit for income taxes .........................      15,000            15,000           15,000            63,000
                                                    ----------        ----------       ----------        ----------
Net income .......................................  $  211,221        $  228,185       $  293,421        $  267,379
                                                    ==========        ==========       ==========        ==========
Net income per share .............................      $ 0.18            $ 0.19           $ 0.24            $ 0.22
                                                    ==========        ==========       ==========        ==========
1995:
Interest income ..................................  $  996,643        $1,136,513       $1,191,585        $1,209,504
Interest expense .................................     406,823           517,886          548,661           535,804
                                                    ----------        ----------       ----------        ----------
Net interest income ..............................     589,820           618,627          642,924           673,700
Provision for loan losses ........................      16,000             6,000            6,000            ---
Non-interest income ..............................     141,572           143,724          131,177           130,848
Non-interest expense .............................     676,397           732,276          644,437           658,459
                                                    ----------        ----------       ----------        ----------
Income before income taxes .......................      38,995            24,075          123,664           146,089
Benefit for income taxes .........................      ---               ---              ---              260,000
                                                    ----------        ----------       ----------        ----------
Net income .......................................  $   38,995        $   24,075       $  123,664        $  406,089
                                                    ==========        ==========       ==========        ==========
Net income per share .............................  $     0.04        $     0.02       $     0.13        $     0.40
                                                    ==========        ==========       ==========        ==========

                     South Florida Bank Holding Corporation




                                Mission Statement


South Florida Bank is a locally-owned community commercial bank:

     -    Serving Lee County businesses and professionals.

     -    Building long-term customer relationships.

     -    Providing prompt and informed local banking decisions.

     -    Maximizing its shareholders' equity.

     - Utilizing "extraordinary" products and services to benefit our customers.

     - Employing superior people in a rewarding work environment to best serve our customers.

                           Index to 1996 Annual Report


                                                                                                       PAGE
                                                                                                       ----

LETTER TO SHAREHOLDERS .............................................................................     1

SELECTED FINANCIAL DATA ............................................................................     2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS ...........................................................     3

BUSINESS OF THE COMPANY ............................................................................    20

CAPITAL STOCK ......................................................................................    20

COMPANY DIRECTORS AND OFFICERS .....................................................................    21

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS .................................................    23

CONSOLIDATED FINANCIAL STATEMENTS ..................................................................    24


                               SOUTH FLORIDA BANK

                         Lee County's Banking Advantage
                                   Member FDIC





                   BRANCH  LOCATIONS



                   MAIN OFFICE
                   2017 McGregor Boulevard
                   (941) 334-2020 o Fax (941) 334-6203

                   24 Hour Advantage Banking  (941) 334-7589


                   COLONIAL OFFICE
                   1500 Colonial Boulevard
                   (941) 278-0220 o Fax (941) 278-0387



                   METRO-DANIELS OFFICE
                   13391 Metro Parkway
                   (941) 768-5300 o Fax (941) 768-3877



                   MAILING ADDRESS (ALL OFFICES)
                   P. O. Box 2529
                   Fort Myers, FL  33902-2529