Form 10KSB40, Exhibit 13
period 1997-12-31
SOUTH FLORIDA BANK HOLDING CORPORATION
filed 1998-03-26
CIK 869063

                                                                    Exhibit 13.1





                              SOUTH FLORIDA BANK

                             HOLDING CORPORATION





                              [PICTURE OF BANK]



                              ANNUAL REPORT 1997

                    SOUTH FLORIDA BANK HOLDING CORPORATION

                               MISSION STATEMENT

South Florida Bank is a locally-owned community commercial bank:

      o          Serving Lee County businesses and professionals.

      o          Building long-term customer relationships.

      o          Providing prompt and informed local banking decisions.

      o          Maximizing its shareholders' equity.

      o          Utilizing "extraordinary" products and services to
                      benefit our customers.

      o          Employing superior people in a rewarding work environment to best serve our customers.



                          INDEX TO 1997 ANNUAL REPORT



                                                                         PAGE
                                                                         ----

LETTER TO SHAREHOLDERS .......................................               1

SELECTED FINANCIAL DATA ......................................               2

MANAGEMENT'S DISCUSSION AND ANALYSIS
    OF FINANCIAL CONDITION AND RESULTS
    OF OPERATIONS ............................................               3

BUSINESS OF THE COMPANY ......................................              19

CAPITAL STOCK ................................................              19

HOLDING CORPORATION DIRECTORS AND OFFICERS ...................              20

REPORT OF INDEPENDENT CERTIFIED
    PUBLIC ACCOUNTANTS .......................................              21

CONSOLIDATED FINANCIAL STATEMENTS ............................              22


             [SOUTH FLORIDA BANK HOLDING CORPORATION LETTERHEAD]




March, 1998



Dear Fellow Shareholders:

    South Florida Bank Holding Corporation has successfully completed an exciting and eventful 1997. Among our accomplishments was a 16% growth in assets, the opening of a new banking office in Iona, a significant upgrade in our technology, and record earnings. Perhaps the most significant event was your Board's declaration of an annual dividend of $.20 per share, the first in our history.

    During 1997 your company earned $1.4 million or $1.18 per share representing a 42% increase over 1996 earnings of $1.0 million or $.83 per share. This is the third consecutive year of record profits. The 1997 return on average equity was 21.4% and the return on average assets was 1.8%.

    In response to our advertising campaign and other business development efforts, total assets increased $11.4 million, ending the year at $82.9 million. Our loan portfolio ended the year at $48.8 million, a growth of 13% over the previous year. In addition, the Bank improved its asset quality, reducing loans on non-accrual status and other real estate owned to $858,000 or 1% of total assets.

    Earnings improved during 1997 from 1996 primarily as a result of the increase in net interest income, partially offset by the increase in non-interest expense. Net interest income increased $520,000 in response to the increased volume of assets. Non-interest expense increased $214,000 primarily as a result of the opening of the new branch in Iona. In addition, the Company recorded a $261,000 income tax benefit for its net operating loss carryforward. Most of the tax benefits have been recognized, and during 1998 the Company anticipates that it will begin recording income tax expense.

    Please read the following report as it provides an in-depth analysis of your Company's financial condition. We look forward to meeting with you at the Annual Meeting to be held on Tuesday, April 28, 1998 at 4:00 p.m. at the Bank's Colonial Office, 1500 Colonial Boulevard, Fort Myers, Florida.




Very truly yours,




/s/  Robert Ernest Hendry                           /s/  William P. Valenti

Robert Ernest Hendry                                William P. Valenti
Chairman of the Board                               President and Chief
                                                    Executive Officer

                     SOUTH FLORIDA BANK HOLDING CORPORATION
                            SELECTED FINANCIAL DATA

                                                1997            1996           1995          1994           1993
                                             -----------    -----------    -----------    -----------   -----------
STATEMENTS OF OPERATIONS:
-------------------------
Total interest income ....................   $ 5,839,160    $ 4,869,672    $ 4,534,245    $ 3,749,349   $ 4,325,676
Total interest expense ...................     2,406,550      1,956,622      2,009,174      1,402,489     1,744,587
                                             -----------    -----------    -----------    -----------   -----------
    Net interest income ..................     3,432,610      2,913,050      2,525,071      2,346,860     2,581,089
Provision for loan losses ................          ---           ---           28,000        (75,000)      325,000
Non-interest income ......................       576,078        611,513        547,321        515,196       612,408
Non-interest expense .....................     2,846,185      2,632,357      2,711,569      2,894,585     3,518,497
                                             -----------    -----------    -----------    -----------   -----------
    Income (Loss) before income taxes ....     1,162,503        892,206        332,823         42,471      (650,000)
Benefit for income taxes .................       261,218        108,000        260,000          ---           ---
                                             -----------    -----------    -----------    -----------   -----------
    Net income (loss) ....................   $ 1,423,721    $ 1,000,206    $   592,823    $    42,471   $  (650,000)
                                             ===========    ===========    ===========    ===========   ===========

    Net income (loss) per share:
         Basic ...........................   $      1.18    $       .83    $      0.59    $      0.04   $     (0.71)
                                             ===========    ===========    ===========    ===========   ===========
         Diluted .........................   $      1.15    $       .82    $      0.59    $      0.04   $     (0.71)
                                             ===========    ===========    ===========    ===========   ===========

Return (Loss) on average assets ..........          1.82%          1.57%          1.01%           .08%        (1.05)%
Return (Loss) on average equity ..........         21.39          18.44          14.89           1.20        (16.99)

Loans charged-off ........................   $   (72,116)   $   (98,341)   $  (815,193)   $  (163,072)  $(1,454,117)
Loans recovered ..........................        49,588        150,633        296,700        507,821       487,932
                                             -----------    -----------    -----------    -----------   -----------
    Net loans (charged-off) recovered ....   $   (22,528)   $    52,292    $  (518,493)   $   344,749   $  (966,185)
                                             ===========    ===========    ===========    ===========   ===========

STATEMENTS OF FINANCIAL CONDITION:
----------------------------------
Total loans ..............................   $49,706,387    $44,040,268    $36,545,637    $32,854,507   $35,887,129
Allowance for loan losses ................       882,034        904,562        852,270      1,342,763     1,073,014
                                             -----------    -----------    -----------    -----------   -----------
    Loans - net ..........................    48,824,353     43,135,706     35,693,367     31,511,744    34,814,115

Total loan delinquencies
    30 days and over .....................       377,034        390,345        904,198      1,609,520     1,756,673
Other real estate owned ..................       514,211        548,500        582,500      2,361,035     4,107,177
                                             -----------    -----------    -----------    -----------   -----------
    Total ................................       891,245        938,845      1,486,698      3,970,555     5,863,850

Investments ..............................    24,551,768     16,639,176     17,867,052     13,461,342    11,559,669
Federal funds sold .......................     1,998,000      5,179,000      5,337,000      1,428,000     1,785,000

Total assets .............................    82,859,358     71,529,527     63,590,119     52,751,846    57,476,270

Total deposits ...........................    73,099,288     63,887,775     55,990,836     48,136,291    51,847,669

Total shareholders' equity ...............     7,622,486      6,407,725      5,386,085      3,803,037     3,813,952
Book value per share .....................          6.29           5.29           4.50           3.79          3.80

Number of branches .......................             4              3              3              3             3

Average equity to average assets .........          8.49%          8.52%          6.48%          6.56%         6.17%
Total risk-based capital ratio ...........         15.46          13.70          13.33          11.04          9.84
Tier 1 capital to total asset ratio ......          8.55           8.82           8.05           6.92          6.25



                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Consolidated total assets of South Florida Bank Holding Corporation (the "Holding Corporation"), its subsidiary South Florida Bank (the "Bank"), and the Bank's wholly-owned subsidiaries, New Town Properties, Inc. and Valu Prop, Inc. (collectively, the "Company") increased to $82.9 million as of December 31, 1997, from $71.5 million as of December 31, 1996, an increase of $11.4 million or 15.84%. During 1997 the Bank emphasized growth by means of an advertising campaign, an officer calling program and the opening of a new branch. The Company's shareholders' equity increased to $7.6 million as of December 31, 1997 from $6.4 million as of December 31, 1996, an increase of $1.2 million or 18.96%. This increase was primarily the result of net income of $1.4 million and the $33,000 increase resulting from unrealized securities gains, partially offset with the $242,000 (or $.20 per share) dividend declared as of December 31, 1997. As of December 31, 1997, the Bank's total risk-based capital ratio was 15.46% and leverage ratio was 8.55%, as compared to 13.70% and 8.82%, respectively, as of December 31, 1996. See "Capital Resources" for additional information regarding the Bank's capital ratios.

    Net income increased to $1.4 million for the year ended December 31, 1997, or $1.18 per share, from $1.0 million for the year ended December 31, 1996, or $.83 per share, and from net income of $593,000 for the year ended December 31, 1995, or $.59 per share. Income before income taxes increased to $1.2 million for 1997, from $892,000 for 1996 and $333,000 for 1995. The Company's improved earnings during 1997 as compared to the prior two years resulted partly from net interest income increasing $520,000 from 1996 to 1997 and $388,000 from 1995 to 1996 as the Bank's total interest-earning assets grew. In addition, the Bank recorded a benefit for income taxes of $261,000 during 1997, compared to $108,000 during 1996 and $260,000 during 1995.

    The following discussion provides a more in-depth analysis of the Company's financial condition and results of operations. The financial statements and accompanying notes included in this report are an integral part of this discussion and should be read in conjunction with it.

FINANCIAL CONDITION

    The Bank's advertising campaign, coupled with an officer calling program and the opening of a new branch, resulted in an increase in total assets and liabilities. The Company's total assets increased to $82.9 million as of December 31, 1997 from $71.5 million as of December 31, 1996, an increase of $11.4 million or 15.84%. Earning assets, comprised of loans and the investment portfolio (which in turn is comprised of investments held-to-maturity, investments available-for-sale, and federal funds sold) increased, as discussed below, to $75.4 million as of December 31, 1997 from $64.9 million as of December 31, 1996, an increase of $10.5 million or 16.04%. Non-earning assets, comprised of cash and due from banks, premises and equipment, accrued interest receivable, other real estate owned and other assets, increased to $7.5 million as of December 31, 1997 from $6.6 million as of December 31, 1996, an increase of $910,000 or 13.83%.

    Net loans increased to $48.8 million as of December 31, 1997 from $43.1 million as of December 31, 1996, an increase of $5.7 million or 13.19%. Mortgage loans which increased $3.3 million were the primary components of outstanding loans. In addition, installment loans increased $1.2 million (primarily with a mobile home loan product) and commercial loans increased $1.2 million. Management's strategy is to lend to small-to-medium sized businesses. For a discussion of the increase of loans on non-accrual status to $344,000 as of December 31, 1997 from $263,000 as of December 31, 1996, and the decrease in the allowance for loan losses to $882,000 as December 31, 1997 from $905,000 as of December 31, 1996, see "--Allowance for Loan Losses".

    The investment portfolio increased to $26.6 million as of December 31, 1997 from $21.8 million as of December 31, 1996, an increase of $4.8 million or 21.69%. The proceeds from the increase in deposits were primarily used to fund the increase in loans and investments.

    Cash and due from banks increased to $5.0 million as of December 31, 1997 from $4.7 million as of December 31, 1996, or an increase of $338,000 or 7.25%. This increase resulted primarily from the increase in funds on deposit with other banks.

    Premises and equipment increased to $590,000 as of December 31, 1997 from $408,000 as of December 31, 1996, an increase of $182,000 or 44.43%. This increase resulted primarily from the excess cost of the new branch and computers over depreciation expense of $157,000 during 1997. Accrued interest receivable increased to $601,000 as of December 31, 1997 from $452,000 as of December 31, 1996, an increase of $149,000 or 32.91%. This increase resulted primarily from the increase in interest-earning assets.

    Other assets increased to $779,000 as of December 31, 1997 from $504,000 as of December 31, 1996, an increase of $275,000 or 54.76%. This increase resulted primarily from the $261,000 increase in deferred income tax assets, net of the valuation allowance, associated with the Company's tax loss carryforward. Net deferred income tax assets totaled $656,000 as of December 31, 1997. See Note F of the Notes to Consolidated Financial Statements.

    Deposits increased to $73.1 million as of December 31, 1997 from $63.9 million as of December 31, 1996, an increase of $9.2 million or 14.42%. Core deposits increased to $66.9 million as of December 31, 1997 from $59.5 million as of December 31, 1996, an increase of $7.4 million or 12.42%. This increase in core deposits primarily reflected deposit accounts opened as a result of the advertising campaign, officer calling program and the opening of a new branch. As of December 31, 1997 and 1996, the ratio of net loans to deposits was 66.79% and 67.52%, respectively.

    Securities sold under agreements to repurchase ("Sweep Accounts") increased to $1.3 million as of December 31, 1997 from $749,000 as of December 31, 1996, an increase of $577,000 or 77.09%. This increase resulted primarily from the opening of new sweep accounts.

    For the years ended December 31, 1997, 1996 and 1995, the Bank's average statements of financial condition, interest income and expense, and yields earned and rates paid were as follows:

                  AVERAGE BALANCES, INTEREST YIELDS AND RATES

                                          1997                            1996                               1995
                            -------------------------------   -------------------------------    -------------------------------
                             Average                Yield/    Average                  Yield/     Average                 Yield/
ASSETS:                      Balance     Interest    Rate     Balance     Interest      Rate      Balance     Interest     Rate
------                     -----------  ----------  ------   ----------   ----------   ------   -----------  -----------  ------
Loans:
  Commercial ..........    $ 8,446,610  $  871,378   10.32%  $ 7,536,483  $  767,113   10.18%   $ 6,292,714  $  647,245   10.29%
  Mortgage (a).........     31,506,620   2,801,285    8.89    26,930,923   2,434,924    9.04     23,846,224   2,214,187    9.29
  Installment  ........      4,059,505     346,559    8.54     2,593,582     224,442    8.65      1,458,742     144,760    9.92
  Other ...............      2,915,892     284,059    9.74     2,876,305     289,674   10.07      2,511,312     260,973   10.39
                           -----------  ----------   -----   -----------  ----------   -----    -----------  ----------   -----
Total loans, net
  of unearned
  income (b) ..........     46,928,627   4,303,281    9.17    39,937,293   3,716,153    9.30     34,108,992   3,267,165    9.58
Investment securities-
  all taxable .........     20,130,432   1,180,155    5.86    16,703,169     981,321    5.88     16,796,439   1,053,831    6.27
Federal funds sold.....      6,542,783     355,724    5.44     3,234,819     172,198    5.32      3,625,897     213,249    5.88
                           -----------  ----------   -----   -----------  ----------   -----    -----------  ----------   -----
Total earning
  assets (c)...........     73,601,842  $5,839,160    7.93%   59,875,281  $4,869,672    8.13%    54,531,328  $4,534,245    8.31%
                                        ==========   =====                ==========   =====                 ==========   =====
Cash and due
  from banks...........      3,603,228                         2,809,497                          2,497,149
Other assets ..........      2,116,596                         1,879,234                          2,637,183
Allowance for
  loan losses .........       (911,423)                         (927,332)                          (981,014)
                           -----------                       -----------                        -----------
Total assets ..........    $78,410,243                       $63,636,680                        $58,684,646
                           ===========                       ===========                        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY:
-------------------------------------
Interest-bearing deposits:
  NOW accounts  .,,,,,.    $ 9,894,916  $  133,934    1.35%  $ 7,604,620  $  123,378    1.62%   $ 7,131,146  $  136,564    1.92%
  Money market  .......      9,178,891     244,917    2.67     9,332,707     242,863    2.60      9,274,608     280,082    3.02
  Savings .............      3,238,009      72,016    2.22     2,360,086      52,476    2.22      2,260,354      55,796    2.47
  Time deposits:
  Under $100,000.......     28,357,929   1,624,930    5.73    23,031,493   1,333,029    5.79     22,445,225   1,335,187    5.95
  $100,000 & over......      5,379,827     302,886    5.63     3,145,980     178,118    5.66      2,822,473     162,786    5.77
                           -----------  ----------   -----   -----------  ----------   -----    -----------  ----------   -----
Total interest-bearing
  deposits ............     56,049,572   2,378,683    4.24    45,474,886   1,929,864    4.24     43,933,806   1,970,415    4.48
Sweep accounts.........      1,282,216      40,841    3.19     1,194,434      38,623    3.23        958,802      39,750    4.15
                           -----------  ----------   -----   -----------  ----------   -----    -----------  ----------   -----
Total interest-bearing
  liabilities .........     57,331,788  $2,419,524    4.22%   46,669,320  $1,968,487    4.22%    44,892,608  $2,010,165    4.48%
                                        ==========   =====                ==========   =====                 ==========   =====
Demand deposits .......     13,884,711                        11,093,282                          9,520,152
Other liabilities......        538,056                           450,556                            471,786
Shareholders' equity...      6,655,688                         5,423,522                          3,800,100
                           -----------                       -----------                        -----------
Total .................    $78,410,243                       $63,636,680                        $58,684,646
                           ===========                       ===========                        ===========

SPREAD AND INTEREST DIFFERENTIAL:
---------------------------------
Interest rate spread...                               3.71%                             3.91%                              3.83%
                                                     =====                             =====                              =====
Excess of total earning
  assets over total
  interest-bearing
  liabilities .........    $16,270,054                       $13,205,961                        $ 9,638,720
                           ===========                       ===========                        ===========
Net yield on interest-
  earnings assets......                 $3,419,636    4.65%               $2,901,185    4.85%                $2,524,080    4.63%
                                        ==========   =====                ==========   =====                 ==========   =====







------------------------
See footnotes on page 6.

Footnotes to pages 5:
    (a) Interest income on mortgage loans included loan fees recognized as income of $14,000, $9,000 and $15,000 during the years ended December 31, 1997, 1996 and 1995, respectively.
    (b)  Non-accrual loans were included in loans, net of unearned income.
    (c) The Company has made no loans or investments that qualify for tax-exempt treatment and, accordingly, has no tax-exempt income.

LOAN PORTFOLIO

    The Bank's loan portfolio is primarily concentrated in commercial, mortgage, and installment loans. As of December 31, 1997, 1996 and 1995, the composition of the Bank's loan portfolio was as follows:


                                                  1997                  1996                         1995
                                         ----------------------  -----------------------    --------------------
                                                        % OF                      % OF                     % OF
                                                        TOTAL                     TOTAL                    TOTAL
                                            AMOUNT      LOANS        AMOUNT       LOANS        AMOUNT      LOANS
                                         -----------   -------   ------------    -------     ----------   -------
Commercial .........................     $ 9,289,611    18.69%   $ 8,062,573    18.31%     $ 7,081,642     19.38%
Mortgage: (a)
    Construction ...................         961,264     1.93      1,029,003     2.34        1,331,809      3.64
    Non-construction ...............      31,508,547    63.39     28,172,195    63.97       23,909,249     65.42
Installment (b) ....................       4,781,456     9.62      3,589,684     8.15        1,490,577      4.08
Other loans (c) ....................       3,165,509     6.37      3,186,813     7.23        2,732,360      7.48
                                         -----------    -----    ------------   -----      -----------     -----

Total loans, net of
    unearned income ................      49,706,387   100.00%    44,040,268   100.00%      36,545,637    100.00%
                                                       ======                  ======                     ======

Allowance for loan losses ..........        (882,034)    1.77%      (904,562)    2.05%        (852,270)     2.33%
                                         -----------   ======    -----------   ======      -----------    ======

Loans, net .........................     $48,824,353             $43,135,706               $35,693,367
                                         ===========             ===========               ===========

-------------------
    (a) In addition to loans for the purchase, construction, improvement of or investment in real estate, the Bank's real estate loans include all loans for various other consumer or business purposes which are secured by real estate mortgages.
    (b) Installment loans generally include loans secured with mobile homes, automobiles, trucks, boats, and equipment.
    (c) Other loans generally include credit card loans, equity lines to individuals, deposit overdraft protection and deposit overdrafts.

    Average total loans, net of unearned income, were $46.9 million during the year ended December 31, 1997 as compared to $39.9 million during the year ended December 31, 1996, representing a $7.0 million (or 17.51%) increase. Total loans outstanding, net of unearned income, as of December 31, 1997 were $49.7 million as compared to $44.0 million as of December 31, 1996, representing a $5.7 million (or 12.87%) increase. The increase in loans from 1996 to 1997 was primarily attributable to loan originations of $15.2 million which exceeded loan repayments of $9.3 million. During 1996, loan originations were $17.5 million, while loan repayments were $9.9 million. The Bank's loan portfolio is its largest category of earning assets. The Bank is a locally owned and operated commercial bank, serving consumers, professionals, and small-to-medium sized businesses located in the Lee County area. The majority of the Bank's loans currently are to customers located within this area.

    New loans and loan renewals are reviewed by management and the Directors, including the potential created for possible credit concentrations. Management reviews the loan portfolio on a quarterly basis for potential credit concentrations. Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions. As of December 31, 1997 and 1996, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business, exceeded 10% of total loans, except that as of such date loans collateralized with mortgages on real estate represented 65.32% and 66.31%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

    As of December 31, 1997, the maturities and interest rate sensitivity of certain categories of loans based on remaining scheduled principal repayments were as follows:

                                                                       AFTER ONE           OVER
                                                      ONE YEAR         YEAR THRU           FIVE
                                                       OR LESS         FIVE YEARS          YEARS           TOTAL
                                                     ------------      ------------     ------------    ------------
Selected loan categories:
    Commercial .................................      $5,141,727       $2,750,655       $1,397,229       $ 9,289,611
    Real estate-construction ...................         632,827          312,362           16,075           961,264
                                                      ----------       ----------       ----------       -----------
         Total .................................      $5,774,554       $3,063,017       $1,413,304       $10,250,875
                                                      ==========       ==========       ==========       ===========
Loans due after one year:
    Having predetermined interest rates ........                       $1,495,407       $  330,384       $ 1,825,791
    Having floating interest rates .............                        1,567,610        1,082,920         2,650,530
                                                                       ----------       ----------       -----------
         Total .................................                       $3,063,017       $1,413,304       $ 4,476,321
                                                                       ==========       ==========       ===========


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

    As of December 31, 1997 and 1996, impaired loans, all of which were considered collateral dependent, totaled $687,000 and $1,134,000, respectively, and the related allowance for loan losses was $128,000 and $170,000, respectively. As of December 31, 1997 and 1996, the net investment in impaired loans was $559,000 and $964,000, respectively. During the years ended December 31, 1997, 1996 and 1995, impaired loans averaged $1,082,000, $1,214,000 and
$1,977,000, respectively, interest income recognized on impaired loans totaled $72,000, $113,000 and $131,000, respectively, and interest income received on impaired loans totaled $39,000, $91,000 and $86,000, respectively.

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

    As of December 31, 1997, the allowance for loan losses was $882,000 or 1.77% of total loans, net of unearned income, as compared to $905,000 or 2.05% of total loans, net of unearned income, as of December 31, 1996. For the years ended December 31, 1996, 1995 and 1994, the Bank's loan loss experience and its provision for loan losses were as follows:

                                                         1997              1996               1995
                                                      ------------     ------------      ------------
Average loans outstanding  ......................      $46,928,627      $39,937,293       $34,108,992
                                                        ==========       ==========        ==========
Net loans at end of period ......................      $48,824,353      $43,135,706       $35,693,367
                                                       ===========       ==========        ==========

Allowance for loan losses at
    beginning of period  ........................      $   904,562      $   852,270       $ 1,342,763
Loans charged-off:
    Commercial ..................................           11,386           27,535           268,548
    Mortgage ....................................           25,999           17,816           472,586
    Installment .................................           23,613            6,110             7,866
    Other loans .................................           11,118           46,880            66,193
                                                       -----------      -----------       -----------
Total loans charged-off .........................           72,116           98,341           815,193
                                                       -----------      -----------       -----------
Recoveries of loans previously charged-off:
    Commercial  .................................           25,877          123,003           161,125
    Mortgage ....................................           19,595           21,925           122,564
    Installment..................................            3,074            3,998             8,811
    Other loans .................................            1,042            1,707             4,200
                                                       -----------      -----------       -----------
Total recoveries ................................           49,588          150,633           296,700
                                                       -----------      -----------       -----------
Net loan charged-offs (recoveries) ..............           22,528          (52,292)          518,493
Provision charged to expense ....................            ---             ---               28,000
                                                       -----------      -----------       -----------

Allowance for loan losses at end of period  .....      $   882,034      $   904,562       $   852,270
                                                       ===========      ===========       ===========

Ratio of net charge-offs during period
    to average net loans outstanding  ...........             .05%           (.13)%             1.52%
Allowance for loan losses as a percentage
    of loans, net of unearned income
    at end of period ............................            1.77%            2.05%             2.33%



    During 1997, 13 loans were charged-off, none of which exceeded $18,000. During 1997, there were 21 loans with recoveries, none of which exceeded $18,000.

    Senior management of the Bank and the loan staff meet weekly or more often as needed to review all past due and non-performing loans and to discuss collection actions. The Bank's Board of Directors performs a similar review on at least a monthly basis. Loans are charged-off when and to the extent they are deemed by management to be a loss to the Bank.

    Non-performing assets increased to $858,000 as of December 31, 1997 as compared to $811,000 as of December 31, 1996, which had decreased from $1.3 million at December 31, 1995, or a respective increase of $47,000 or 5.77% and a decrease of $448,000 or 35.56%. The increase during 1997 resulted primarily from the increase in loans over 90 days delinquent. The decrease during 1996 occurred primarily due to the Bank collecting or charging-off non-accruing loans, removing loans from non-accrual status after the loans have performed for six months in accordance with the respective note and selling certain other real estate owned. The ratio of non-performing loans as a percent of total loans, net of unearned income, was .69%, .60% and 1.85% as of December 31, 1997, 1996 and 1995, respectively. The allowance for loan losses as a percentage of non-performing loans was 256.59%, 344.34% and 126.01% as of December 31, 1997, 1996 and 1995, respectively.

    As of December 31, 1997, 1996 and 1995, the Bank's non-performing loans and repossessed assets were as follows:


                                                 1997                      1996                  1995
                                         ---------------------   --------------------     --------------------
                                                      % OF                      % OF                     % OF
                                                      TOTAL                     TOTAL                    TOTAL
                                          AMOUNT      LOANS         AMOUNT      LOANS        AMOUNT      LOANS
                                         --------    --------    ---------    -------     ----------   -------
Non-accruing loans:
    Under 90 days delinquent ...         $154,278      .31%       $117,930      .27%        $  262,855       .72%
    90 or more days delinquent .          189,470      .38         144,762      .33            413,477      1.13
                                         --------      ---        --------      ---         ----------      ----
Total non-accruing loans  ......         $343,748      .69%       $262,692      .60%        $  676,332      1.85%
                                         ========      ===        ========      ===         ==========      ====

Total real estate owned ........         $514,211                 $548,500                  $  582,500
                                         --------                 --------                  ----------
Total non-performing assets ....         $857,959                 $811,192                  $1,258,832
                                         ========                 ========                  ==========

Loans delinquent and accruing:
    30 to 59 days ..............         $ 12,648      .03%       $ 21,818      .05%        $  145,495       .40%
    60 to 89 days ..............           20,638      .04         105,835      .24             82,371       .22
                                         --------      ---        --------      ---         ----------      ----
         Total .................         $ 33,286      .07%       $127,653      .29%        $  227,866       .62%
                                         ========       ===       ========      ===         ==========      ====

Total delinquencies
    30 days and over ...........         $377,034      .76%       $390,345      .89%        $  904,198      2.47%
                                         ========       ===       ========      ===         ==========      ====

    As of December 31, 1997, 1996 and 1995, the Bank did not have any troubled debt restructurings and no loans were over 90 days delinquent and still accruing interest. Non-accruing loans totaled $344,000 as of December 31, 1997 as compared to $263,000 as of December 31, 1996, an increase of $81,000 or 30.86%. The largest non-accruing loan as of December 31, 1997 was a $112,000 first mortgage loan secured with commercial real estate, to which the Bank took title in January, 1998, in foreclosure proceedings. The Bank has entered into a contract to sell the real estate at no loss. The second largest non-accruing loan as of December 31, 1997 was a $96,000 first mortgage loan secured with commercial real estate. As of December 31, 1997, this loan was current.

    Management continues to manage its non-performing assets to restore them to performing status when possible, or otherwise liquidate such assets in an orderly fashion to maximize the value of such assets to the Company. Although the Company is endeavoring to actively manage the risks in its loan portfolio, there is no assurance that the level of non-accrual loans and other real estate owned will not increase during 1998.

    As of December 31, 1997, other real estate owned, all of which is located in Lee County, Florida and which was recorded at the lower of fair value or the loan balance, comprised of two parcels of raw land with a carrying value of $475,500 (and a fair value of $540,000), a mobile home with a carrying value of $28,000 (and a fair value of $35,000) and two single-family residential lots with a carrying value of $11,000 (and a fair value of $14,000).

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

    Although the total allowance for loan losses was available to absorb losses from all loans, management allocated the reserve among general portfolio categories for informational and regulatory reporting purposes. At December 31, 1997, 1996 and 1995 the allocation of the allowance for loan losses was as follows:



                                              1997                       1996                     1995
                                        --------------------    --------------------     ---------------------
                                                     LOANS                    LOANS                      LOANS
                                                   TO TOTAL                 TO TOTAL                   TO TOTAL
                                         AMOUNT      LOANS       AMOUNT       LOANS         AMOUNT       LOANS
                                         ------    ---------    --------    ---------     ---------    --------

Commercial loans ...............       $157,000      18.69%      $177,000      18.31%      $118,000      19.38%
Mortgage:
   Construction ................         10,000       1.93         11,000       2.34         13,000       3.64
   Non-construction ............        428,000      63.39        450,000      63.97        504,000      65.42
Installment loans ..............         74,000       9.62         57,000       8.15         27,000       4.08
Other loans ....................         58,000       6.37         57,000       7.23         50,000       7.48
Unallocated reserve ............        155,034       ---         152,562       ---         140,270       ---
                                       --------     ------       --------     ------       --------     ------
Total allowance for
    loan losses ................       $882,034     100.00%      $904,562     100.00%      $852,270     100.00%
                                       ========     ======       ========     ======       ========     ======

INVESTMENT PORTFOLIO

    The carrying value of the Bank's investment portfolio was $26.5 million as of December 31, 1997 as compared to $21.8 million as of December 31, 1996. The average book yield on the Bank's investment portfolio was 6.03% and 6.09% as of December 31, 1997 and 1996, respectively. The average maturity of the Bank's investment portfolio as of December 31, 1997 and 1996, was 34 and 36 months, respectively. There was unrealized net market depreciation of approximately $13,000 as of December 31, 1997.

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

    As of December 31, 1997, the carrying values, the maturities and the average yields of the Bank's investment securities, all of which were taxable, were as follows:

                                                                  AFTER ONE YEAR
                                       WITHIN ONE YEAR            THROUGH 5 YEARS                AFTER TEN YEARS
                                      -------------------     --------------------            ----------------------
                                       AMOUNT      YIELD        AMOUNT      YIELD              AMOUNT        YIELD
                                      ---------    ------      ---------    ------            ---------      ------
AVAILABLE-FOR-SALE:
U. S. Agency obligations .........     $2,496,875     5.44%     $14,087,625     6.13%        $     ---          --- %
                                       ==========     ====      ===========     ====         ==========       ======
HELD-TO-MATURITY:
U. S. Agency obligations .........     $1,000,000     4.49%     $ 5,125,282     6.24%        $     ---          --- %
Collateralized mortgage
   obligations ...................           ---      ---             ---       ---           1,841,986         5.93
                                       ----------     ----      -----------     ----         ----------       ------
Total held-to-maturity ...........     $1,000,000     4.49%     $ 5,125,282     6.24%        $1,841,986         5.93%
                                       ==========     ====      ===========     ====         ==========       ======


DEPOSITS

    The Bank's average core deposits increased to $64.6 million during the year ended December 31, 1997 from $53.4 million during the year ended December 31, 1996 and from $50.6 million during the year ended December 31, 1995, or respective increases of $11.2 million or 20.84% and $2.8 million or 5.51%. Average total deposits increased to

$69.9 million during 1997 from $56.6 million during 1996 and from $53.5 million during 1995, or respective increases of $13.3 million or 23.63% and $3.1 million or 5.83%. Average non-interest bearing deposits increased to $13.9 million during 1997 from $11.1 million during 1996 and from $9.5 million during 1995, or respective increases of $2.8 million or 25.16% and $1.6 million or 16.52%.
These increases resulted from advertising campaigns coupled with an officer calling program and the opening of a new branch in 1997. For the years ended December 31, 1997, 1996 and 1995 the Bank's average deposit balances and the percent of total average deposits were as follows:


                                         1997                       1996                            1995
                                ---------------------      ------------------------         -----------------------
                                  AVERAGE       % OF        AVERAGE          % OF            AVERAGE         % OF
                                  AMOUNT       TOTAL         AMOUNT         TOTAL             AMOUNT        TOTAL
                                ----------    -------      ----------      -------          ----------     -------
Demand deposits:
    Non-interest-bearing....    $13,884,711     19.85%      $11,093,282       19.61%       $ 9,520,152      17.81%
    NOW accounts ...........      9,894,916     14.15         7,604,620       13.44          7,131,146      13.34
Money Market ...............      9,178,891     13.13         9,332,707       16.50          9,274,608      17.35
Savings deposits............      3,238,009      4.63         2,360,086        4.17          2,260,354       4.23
Time deposits under
    $100,000 ...............     28,357,929     40.55        23,031,493       40.72         22,445,225      41.99
                                -----------    ------       -----------      ------        -----------     ------
Total core deposits ........     64,554,456     92.31        53,422,188       94.44         50,631,485      94.72
Time deposits $100,000
    and over ...............      5,379,827      7.69         3,145,980        5.56          2,822,473       5.28
                                -----------    ------       -----------      ------        -----------     ------
Total deposits .............    $69,934,283    100.00%      $56,568,168      100.00%       $53,453,958     100.00%
                                ===========    ======       ===========      ======        ===========     ======


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

    As of December 31, 1997, the Bank had $225,000 of public deposits, while as of December 31, 1996, the Bank had no public fund deposits. As of December 31, 1997 and 1996, no single depositor had deposits totaling in excess of 3% of total deposits. The Bank has not accepted any brokered certificates of deposit. Management does not believe the Bank is dependent on a single deposit customer, or a group of customers concentrated in a particular industry, whose loss or insolvency would have a material adverse effect on the Bank's operations.

    As of December 31, 1997, approximately 8.48% of the Bank's deposits consisted of certificates of deposit in amounts of $100,000 or more, the majority of which were held by residents of the Bank's market area and approximately 77.23% of which will mature within twelve months of December 31, 1997. As of December 31, 1997, the maturity distribution of the Bank's time deposits of $100,000 or more was as follows:

                                                                          AMOUNT
                                                                        ----------
         3 months or less ....................................           $1,470,380
         Over 3 months through 6 months ......................              989,403
         Over 6 months trough 12 months ......................            2,327,075
         Over 12 months ......................................            1,411,033
                                                                         -----------
         Total time deposits $100,000 and over ...............           $6,197,891
                                                                         ==========

SHORT-TERM BORROWINGS

    The Bank has entered into short-term borrowing arrangements with certain of its customers. These arrangements, entitled "Sweep Accounts", call for the Bank to automatically transfer customer funds in excess of certain pre-defined amounts from the customer's insured deposit account to the Sweep Account. The Sweep Accounts mature weekly and were collateralized with U. S. Government agency securities totaling $1.4 million as of December 31, 1997; accordingly, they were classified on the Company's consolidated statements of financial condition as securities sold under agreements to repurchase. For the years ended December 31, 1997, 1996 and 1995, the Bank's short-term Borrowings were as follows:

                                                              1997             1996             1995
                                                          ------------      -----------      -----------
Year ended December 31:
    Average indebtedness outstanding............           $1,282,216       $1,194,434       $  958,802
    Average rate paid ..........................                3.19%            3.23%            4.15%
    Maximum indebtedness
         at any month-end ......................           $1,793,439       $1,415,369       $1,623,320
As of December 31:
    Balance outstanding ........................           $1,326,473         $749,057       $1,623,320
    Rate paid ..................................                3.16%            3.15%            3.38%

CAPITAL RESOURCES

    The Holding Corporation's total shareholders' equity was $7.6 million and $6.4 million as of December 31, 1997 and 1996, respectively. This increase was the result of 1997's net income of $1.4 million and the $33,000 increase in the net unrealized securities gains (losses) to December 31, 1997 from December 31, 1996, partially offset with the $242,000 (or $.20 per share) dividend declared as of December 31, 1997. The Bank's total shareholder's equity was $7.2 million and $6.0 million as of December 31, 1997 and 1996, respectively. The increase in the Bank's shareholder's equity was the result of the Bank's net income of $1.4 million and the $33,000 increase in the net unrealized securities gains (losses) to December 31, 1997 from December 31, 1996, partially offset with the $247,000 dividend declared payable to the Holding Company from the Bank.

    Banking laws and regulations limit the amount of dividends that may be paid by financial institutions, including the Company. In addition, banking regulations impose certain minimum capital ratios on financial institutions, including the Company, which also restrict the Company's right to pay dividends. The federal banking regulatory authorities have adopted certain "prompt corrective action" rules with respect to depository institutions. The rules establish five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. As of December 31, 1997, the Bank met the capital ratios of a "well capitalized" financial institution with a total risk-based capital ratio of 15.46%, a Tier 1 risk-based capital ratio of 14.20%, and a Tier 1 leverage ratio of 8.55%. Depository institutions which fall below the "adequately capitalized" category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as "significantly undercapitalized" and, if the institution is "critically undercapitalized," the banking regulatory agencies have the right to appoint a receiver or conservator.

    The Bank's total risk-based capital (total capital to risk-weighted assets), Tier 1 risk-based capital (Tier 1 capital to risk-weighted assets) and leverage (Tier 1 capital to total average assets during the three months ended December 31) ratios as compared to the ratios mandated by the FDIC were as follows:

                                                      TOTAL            TIER 1
                                                    RISK-BASED       RISK-BASED          LEVERAGE
                                                   CAPITAL RATIO    CAPITAL RATIO          RATIO
                                                   -------------    -------------      ------------
Well capitalized per FDIC(minimum ratios).           10.00%            6.00%             5.00%
Bank:    December 31, 1996 ...............           13.70            12.45              8.82
         December 31, 1997 ...............           15.46            14.20              8.55



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

LIQUIDITY

    Holding Corporation. The Holding Corporation's operating revenue and net income are derived solely from the Bank through interest income on its deposit accounts, dividends and management fees. There are various statutory and contractual limitations on the ability of the Bank to pay dividends, extend credit, or otherwise supply funds to the Holding Corporation. The FDIC and the Florida Department of Banking and Finance also have the general authority to limit the dividends paid by insured banks and bank holding companies. Until the $.20 dividend declared as of December 31, 1997, the Holding Corporation had not paid any cash dividends and, prior to its acquisition by the Holding Corporation on January 30, 1991, the Bank had not paid any cash dividends to its shareholders.

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

    Bank. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, the Bank's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity or sale of other earning assets. In addition to cash and due from banks, the Bank considers all securities available-for-sale and all federal funds sold as primary sources of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, and the asset/liability mix within the balance sheet, as well as the Bank's overall reputation in the community. During the years ended December 31, 1997, 1996 and 1995, investing activities provided (used) $(13.9) million, $(6.3) million and $(6.8) million, respectively, of cash. During the years ended December 31, 1997, 1996 and 1995, financing activities provided $9.8 million, $7.1 million and $9.9 million, respectively, of cash. These activities primarily resulted from the Bank focusing its efforts on growth through an advertisement campaign, as well as an officer calling campaign and the opening of a new branch in 1997.

RESULTS OF OPERATIONS

SUMMARY

    The Company's net income was $1.4 million for the year ended December 31, 1997, or $1.18 per share, as compared to $1.0 million for the year ended December 31, 1996, or $.83 per share, and $593,000 for the year ended December 31, 1995, or $.59 per share. For the years ended December 31, 1997, 1996 and 1995, the Company's performance ratios were as follows:

                                                            1997              1996              1995
                                                           -------           -------          --------
Return on average assets .......................               1.82%            1.57%            1.01%
Return on average equity .......................              21.39            18.44            14.89
Average equity to average assets ...............               8.49             8.52             6.48

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

    The Bank's net interest income increased to $3.4 million during the year ended December 31, 1997 from $2.9 million during the year ended December 31, 1996, an increase of $518,000 or 17.87%. The increase was primarily due to the increase in average interest-earning assets and average interest-bearing liabilities. The 17.15% volume increase in 1997 from 1996 in loan interest income was primarily attributable to the 14.90% increase in average loans and the 32.72% volume increase in 1997 from 1996 in investment interest income was primarily attributable to the 25.25% increase in average investments. The 24.91% volume increase in 1997 from 1996 in interest expense was primarily attributable to the 18.60% increase in average interest-bearing liabilities. The yield on the loan portfolio decreased 13 basis points, while the yield on the investment portfolio decreased 3 basis points. The interest rates paid on interest-bearing liabilities remained the same. The result was a decrease in the net interest margin to 4.65% during 1997 from 4.85% during 1996.

    The increase (decrease) during the year ended December 31, 1997 from the year ended December 31, 1996 in the Bank's interest income earned and interest expense paid resulting from changes in volumes of, rates earned or paid on, and the combined effect of changes in both volume and rate on, various categories of interest-earning assets and interest-bearing liabilities were as follows:




                                                                                       VOLUME/
ASSETS:                                                  VOLUME          RATE           RATE          TOTAL
-------                                               -----------      ---------       --------      --------
Loans:
    Commercial ................................       $    92,639      $  10,374       $  1,252      $104,265
    Mortgage ..................................           413,706        (40,469)        (6,876)      366,361
    Installment ...............................           126,857         (3,029)        (1,711)      122,117
    Other .....................................             3,987         (9,471)          (131)       (5,615)
                                                      -----------      ---------       --------      --------
         Total loans  .........................           637,189        (42,595)        (7,466)      587,128
Investment securities .........................           201,354         (2,091)          (429)      198,834
Federal funds sold ............................           176,092          3,676          3,758       183,526
                                                      -----------      ---------       --------      --------
Total interest income .........................         1,014,635        (41,010)        (4,137)      969,488
                                                      -----------      ---------       --------      --------
LIABILITIES:
------------
Interest-bearing deposits:
    NOW accounts ..............................            37,158        (20,445)        (6,157)       10,556
    Money market accounts .....................            (4,003)         6,158           (101)        2,054
    Savings deposits ..........................            19,520             14              6        19,540
    Time deposits:
         Under $100,000 .......................           308,286        (13,308)        (3,077)      291,901
         $100,000 and over  ...................           126,475           (998)          (709)      124,768
                                                      -----------      ---------       --------      --------
    Total interest-bearing deposits ...........           487,436        (28,579)       (10,038)      448,819
Securities sold under agreements
    to repurchase .............................             2,839           (578)           (43)        2,218
                                                      -----------      ---------       --------      --------
Total interest expense ........................           490,275        (29,157)       (10,081)      451,037
                                                      -----------      ---------       --------      --------
Net interest income ...........................       $   524,360      $ (11,853)      $  5,944      $518,451
                                                      ===========      =========       ========      ========

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

    The increase (decrease) during the year ended December 31, 1996 from the year ended December 31, 1995 in the Bank's interest income earned and interest expense paid resulting from changes in volumes of, rates earned or paid on, and the combined effect of changes in both volume and rate on, various categories of interest-earning assets and interest-bearing liabilities were as follows:



                                                                                        VOLUME/
ASSETS:                                                    VOLUME          RATE           RATE          TOTAL
-------                                                  ---------      ---------     ----------     ----------
Loans:
    Commercial ............................               $127,929      $  (6,731)     $  (1,330)     $119,868
    Mortgage ..............................                286,423        (58,162)        (7,524)      220,737
    Installment ...........................                112,617        (18,524)       (14,411)       79,682
    Other .................................                 37,930         (8,058)        (1,171)       28,701
                                                          --------      ---------       --------       -------
        Total loans .......................                564,899        (91,475)       (24,436)      448,988
Investment securities .....................                 (5,852)       (67,030)           372       (72,510)
Federal funds sold ........................                (23,000)       (20,233)         2,182       (41,051)
                                                          --------      ---------       --------       -------
Total interest income .....................                536,047       (178,738)       (21,882)      335,427
                                                          --------      ---------       --------       -------

LIABILITIES:
------------
Interest-bearing deposits:
    NOW accounts ..........................                  9,067        (20,868)        (1,385)      (13,186)
    Money market accounts .................                  1,755        (38,731)          (243)      (37,219)
    Savings deposits ......................                  2,462         (5,538)          (244)       (3,320)
    Time deposits:
        Under $100,000 ....................                 34,875        (36,090)          (943)       (2,158)
        $100,000 and over .................                 18,658         (2,984)          (342)       15,332
                                                          --------      ---------       --------       -------
    Total interest-bearing deposits .......                 66,817       (104,211)        (3,157)      (40,551)
Securities sold under agreements
    to repurchase .........................                  9,769         (8,746)        (2,150)       (1,127)
                                                          --------      ---------       --------       -------
Total interest expense ....................                 76,586       (112,957)        (5,307)      (41,678)
                                                          --------      ---------       --------       -------
Net interest income .......................               $459,461      $ (65,781)      $(16,575)     $377,105
                                                          ========      =========       ========      ========

    As interest rates continue to change, the Bank's net interest margin may be squeezed by the repricing of the interest-earning assets at different times than the repricing of interest-costing liabilities.

PROVISION FOR LOAN LOSSES

    The Bank made no provision for loan losses during the years ended December 31, 1997 and 1996 as compared to $28,000 during the year ended December 31, 1995. Net loan charge-offs (recoveries) during 1997, 1996 and 1995 were $23,000, $(52,000) and $518,000, respectively. Two loans totaling $591,000 to one borrower were charged-off during 1995. These two loans were fully reserved as of December 31, 1994. Prior to these two loans being charged-off, net loan charge-offs (recoveries) during 1995 was $(73,000). The amount provided for loan losses was based on an evaluation by management of the amount needed to maintain the allowance at a level sufficient to cover anticipated losses and the inherent risk of losses in the loan portfolio. As of December 31, 1997 and 1996, the allowance for loan losses as a percentage of loans net of unearned income was 1.77% and 2.05%, respectively, and as a percentage of non-accrual loans was 256.59% and 344.34%, respectively. See "--Financial Condition-Allowance for Loan Losses".

NON-INTEREST INCOME

    Deposit service charge income increased $34,000 or 7.35% to $489,000 (or .70% of average deposits) during the year ended December 31, 1997, after decreasing $18,000 or 3.66% to $455,000 (or .80% of average deposits) during the year ended December 31, 1996 from $473,000 (or .88% of average deposits) during the year ended December 31, 1995. These increases and decreases primarily resulted from changes in the volume of overdraft charges. During 1996, the Bank sold $2.5 million of investments available-for-sale recognizing a $4,000 gain. Also during 1996, the Bank received a $70,000 settlement with Lee County for business damages resulting from the Mid-Point bridge construction in front of the Colonial branch.

NON-INTEREST EXPENSE

    Personnel expenses increased to $1.4 million during the year ended December 31, 1997, from $1.3 million and $1.2 million during the respective years ended December 31, 1996 and 1995, or respective increases of $114,000 or 8.92% and $28,000 or 2.26%. The increase to 1997 from 1996 primarily resulted from salaries paid to the employees at the new branch, as well as compensation increases for existing employees. The increase to 1996 from 1995 primarily resulted from compensation increases for existing employees. The monthly average of full-time equivalent employees during 1997 was 35.8 as compared to
33.2 employees during 1996 and 33.7 employees during 1995. As of December 31, 1997, the Bank employed 33 full-time and three part-time employees.

    Occupancy expense increased $20,000 or 3.69% during the year ended December 31, 1997 to $545,000 after decreasing $50,000 or 8.64% to $525,000 during the year ended December 31, 1996, from $575,000 during the year ended December 31, 1995. The increase in 1997 from 1996 primarily resulted from additional costs of the new branch and computers. The decrease in 1996 from 1995 primarily resulted from lower depreciation expense as assets became fully depreciated.

    Advertising expense increased to $107,000 during the year ended December 31, 1997 from $74,000 and $57,000 during the years ended December 31, 1996 and 1995, respectively, or respective increases of $33,000 or 44.65% and $17,000 or 30.35%. These increases primarily resulted from the cost of the advertising campaigns.

    Loan collection expenses, excluding legal expenses but including real estate taxes, insurance, gain (loss) on the sale of other real estate owned, and appraisal costs on real estate in foreclosure, increased $43,000 or 87.93% to $93,000 for the year ended December 31, 1997, after decreasing to $50,000 during the year ended December 31, 1996, from $90,000, or a decrease of $40,000 or 44.75%. The 1997 increase resulted from an increase in write-downs of other real estate owned. The 1996 decrease resulted from a reduction in write-downs and losses on disposal of other real estate owned.

    Supplies expense increased to $78,000 during the year ended December 31, 1997, from $64,000 and $53,000 during the years ended December 31, 1996 and 1995, respectively, or respective increases of $14,000 or 21.61% and $11,000 or 21.97%. These increases resulted from the Bank purchasing more supplies to meet the needs of increased loans and deposits, including supplies to stock the new branch.

    Legal expenses decreased to $72,000 during the year ended December 31, 1997, from $99,000 and $103,000 during the years ended December 31, 1996 and 1995, respectively, or respective decreases of $27,000 or 27.62% and $4,000 or 3.99%. These decreases reflected the reduction in collection actions handled by the Bank's attorneys.

    Other operating expenses increased to $538,000 during the year ended December 31, 1997, from $521,000 and $492,000 during the years ended December 31, 1996 and 1995, respectively, or respective increases of $17,000 or 3.28% and $29,000 or 5.90%. The 1997 increase primarily resulted from the increased costs associated with the increase in the size of the Bank. The 1996 increase primarily resulted from increased intangible tax expense.

INCOME TAXES

    During the years ended December 31, 1997, 1996 and 1995, the Company had a benefit for income taxes of $261,000, $108,000 and $260,000 by recording deferred income tax assets resulting from the corresponding reduction in the valuation allowance associated with the Company's tax loss carry forward. At December 31, 1997, the Company had a net operating loss carry forward of $2.9 million for Federal income tax reporting purposes. The Internal Revenue Service examined without change the Bank's Federal income tax return for the year ended December 31, 1988.

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

YEAR 2000 ISSUES

    In the next two years, many companies, including financial institutions such as the Bank, will face potentially serious issues associated with the inability of existing data processing hardware and software to appropriately recognize calendar dates beginning in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered may read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date, or are expected to be unable to compute payment, interest or delinquency. In 1997, the Bank began the process of identifying the many software applications and hardware devices expected to be impacted by this issue. The Bank outsources its principal data processing activities to one or more third parties, and purchases most of its software applications from third party vendors. The Bank believes that its vendors are actively addressing the problems associated with the "Year 2000" issue. However, there can be no assurance that the Bank will not be adversely affected by the failure of such third party vendors to become Year 2000 compliant.

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

    At December 31, 1997, $33.6 million or 44.08% of the Company's total interest-earning assets were subject to rate adjustment during 1998, while a total of $50.9 million or 84.53% of the Company's total interest-bearing liabilities were subject to adjustment during that same period. As reflected by the table, the Company had a cumulative "negative" gap of $17.3 million during the year following December 31, 1997.

    At December 31, 1997, an analysis of the interest rate sensitivity of the Company's assets and liabilities was as follows:

                               Immediately
                               Adjustable or
                                 Less Than      31 to 90       91 to 180     181 to 365     Over 365
                                  30 Days         Days           Days           Days          Days         Total
                                -----------  -----------      -----------   -----------    -----------     -----------
Loans:
Commercial:
   Variable-interest rate ....  $ 6,303,383  $      ---       $      ---    $      ---     $       ---     $ 6,303,383
   Fixed-interest rate .......       97,580      189,794          379,068       822,433       1,497,353      2,986,228
Mortgage:
   Construction:
     Variable-interest rate ..      354,333         ---              ---           ---             ---         354,333
     Fixed-interest rate .....         ---        49,163          229,331          ---          328,437        606,931
   Non-construction:
     Variable-interest rate ..   13,813,545         ---              ---           ---             ---      13,813,545
     Fixed-interest rate .....      253,177      437,193          344,245     1,515,289      15,145,098     17,695,002
Installment ..................      142,164       97,727          166,367       370,651       4,004,547      4,781,456
Other ........................    2,553,376         ---              ---           ---          612,133      3,165,509
                                -----------  -----------      -----------   -----------    ------------    -----------
   Total loans ...............   23,517,558      773,877        1,119,011     2,708,373      21,587,568     49,706,387
Federal funds sold ...........    1,998,000         ---              ---           ---             ---       1,998,000
Investments available-
   for sale ..................    1,000,000         ---              ---      1,496,875      14,087,625     16,584,500
Investments held-
   to-maturity ...............    1,000,000         ---              ---           ---        6,967,268      7,967,268
                                -----------  -----------      -----------   -----------    ------------    -----------
   Total earning assets ......   27,515,558      773,877        1,119,011     4,205,248      42,642,461    $76,256,155
                                -----------  -----------      -----------   -----------    ------------    ============

DEPOSITS:
---------
NOW Accounts .................   11,125,578         ---              ---           ---            ---      $11,125,578
Money Market..................    8,621,852         ---              ---           ---            ---        8,621,852
Savings deposits .............    3,635,619         ---              ---           ---            ---        3,635,619
Time deposits:
  Under $100,000..............    3,542,101    3,705,112        5,227,585     8,905,057       7,899,545     29,279,400
  $100,000 and over...........      854,935      615,445          989,403     2,327,075       1,411,033      6,197,891
                                -----------  -----------      -----------   -----------    ------------    -----------
  Total costing deposits .....   27,780,085    4,320,557        6,216,988    11,232,132       9,310,578     58,860,340
Sweep accounts ...............    1,326,473         ---              ---           ---            ---        1,326,473
                                -----------  -----------      -----------   -----------    ------------    -----------
  Total costing liabilities ..   29,106,558    4,320,557        6,216,988    11,232,132       9,310,578    $60,186,813
                                -----------  -----------      -----------   -----------    ------------    ============

INTEREST RATE
  SENSITIVITY GAP:
  ----------------
Amount .......................  $(1,591,000) $(3,546,680)     $(5,097,977)  $(7,026,884)    $33,331,883
                                ===========  ===========      ===========   ===========     ===========
% of total assets ............        (1.92)%      (4.28)%          (6.15)%       (8.48)%         40.22%
                                ===========  ===========      ===========   ===========     ===========

CUMULATIVE INTEREST
  RATE SENSITIVITY GAP:
  ---------------------

Amount .......................  $(1,591,000) $(5,137,680)    $(10,235,657) $(17,262,541)    $16,069,342
                                ===========  ===========     ============  ============     ===========
% of total assets ............        (1.92)%      (6.20)%         (12.35)%      (20.83)%         19.39%
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

    The Bank conducts a general banking business from four locations. The Bank's main office is located within the city limits of Fort Myers, Florida, at 2017 McGregor Boulevard. In May, 1989, the Bank opened a branch office at 1500 Colonial Boulevard in Fort Myers. In September, 1990, the Bank opened another branch office at the corner of Daniels Road and Metro Parkway in Lee County.
In July, 1997, the Bank opened another branch office at the corner of Iona Road and McGregor Boulevard. In accordance with the Community Reinvestment Act of 1977, the Bank has designated the local community to be served by the Bank as Fort Myers (Lee County) Florida. The Bank has the responsibility to help meet the credit needs of the entire local community, including low and moderate income neighborhoods.

CAPITAL STOCK

    There is no established public trading market for the Holding Corporation's common stock. Management of the Holding Corporation is aware of certain transactions in its common stock that occurred in 1997 and 1996 although the trading prices of all stock transactions are not known. At December 31, 1997, there were 1,210,975 shares of Holding Corporation common stock outstanding held by 686 shareholders of record.

    Until the $.20 per share dividend (or a total of $242,000) was declared as of December 31, 1997, the Holding Corporation had not paid any dividends since it was organized in January, 1991 and, prior thereto, the Bank did not pay any dividends to its shareholders since its organization in May, 1988. The ability of the Holding Corporation to pay dividends is subject to statutory restrictions on cash dividends applicable to Florida corporations. Further, the Holding Corporation's primary source of income is the dividends it receives from the Bank, which declared a $247,000 dividend payable as of December 31, 1997 to the Holding Company. The Florida Banking Code imposes certain restrictions on the right of Florida state banking corporations, such as the Bank, from paying dividends.

    Transactions in Company common stock are infrequent and are negotiated privately between the persons involved in those transactions. The following sets forth the high and low trading prices for certain trades of Holding Corporation common stock that occurred in transactions known to management in the respective periods during 1997 and 1996:



                                                    1997                                     1996
                                       ---------------------------------          -------------------------------
                                        HIGH           LOW        SHARES           HIGH          LOW       SHARES
                                        ----          ----        ------           ----          ----       ------
1st Quarter ....................      $  7.25         $6.00         4,800         $5.00         $5.00          600
2nd Quarter ....................        10.00          7.00         3,350          8.00          5.00        1,250
3rd Quarter ....................        10.00          7.25         5,890          5.50          5.50          300
4th Quarter ....................        10.75          8.00        45,900         10.00          6.38        4,050





ANNUAL MEETING

    The Holding Corporation's Annual Meeting will be held on Tuesday, April 28, 1998 at 4:00 p.m. at the Bank's Colonial Office, 1500 Colonial Boulevard, Fort Myers, Florida 33919.

                   HOLDING CORPORATION DIRECTORS AND OFFICERS
DIRECTORS

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

    WILLIAM P. VALENTI serves as the Company's President and Chief Executive Officer since February, 1992. Included in his thirty years of banking experience, is service as Group President of SunBank, N.A. and as President and Chief Executive Officer of Flagship First National Bank of Titusville, Florida.


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

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of South Florida Bank Holding Corporation

We have audited the consolidated statements of financial condition of South Florida Bank Holding Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of South Florida Bank Holding Corporation as of December 31, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ Brewer, Beemer, Kuehnhackl & Koon, P.A.

BREWER, BEEMER, KUEHNHACKL & KOON, P.A.

Orlando, Florida
January 29, 1998

                     SOUTH FLORIDA BANK HOLDING CORPORATION
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                             DECEMBER 31,
                                                                   --------------------------------
                                                                         1997             1996
                                                                   ---------------  ---------------
ASSETS
------

Cash and due from banks .................................             $ 5,001,112      $ 4,663,206
Federal funds sold ......................................               1,998,000        5,179,000
Investments available-for-sale ..........................              16,584,500        8,476,165
Investments held-to-maturity
   (market value of $7,980,325 and $8,139,978) ..........               7,967,268        8,163,011
Loans, net of allowance for loan losses
   of $882,034 and $904,562 .............................              48,824,353       43,135,706
Accrued interest receivable .............................                 600,536          451,821
Premises and equipment, net .............................                 589,881          408,434
Other real estate owned .................................                 514,211          548,500
Other assets ............................................                 779,497          503,684
                                                                      -----------      -----------
   Total assets .........................................             $82,859,358      $71,529,527
                                                                      ===========      ===========
LIABILITIES
-----------
Deposits:
   Demand deposits ......................................             $14,238,948      $15,215,611
   NOW accounts .........................................              11,125,578        7,841,350
   Money market accounts ................................               8,621,852        7,749,782
   Savings deposits .....................................               3,635,619        2,725,840
   Time deposits under $100,000 .........................              29,279,400       25,975,567
   Time deposits $100,000 and over ......................               6,197,891        4,379,625
                                                                      -----------      -----------
      Total deposits ....................................              73,099,288       63,887,775
Securities sold under agreements to repurchase ..........               1,326,473          749,057
Accrued interest payable ................................                 457,407          443,538
Other liabilities .......................................                 353,704           41,432
                                                                      -----------      -----------
   Total liabilities ....................................              75,236,872       65,121,802
                                                                      -----------      -----------
Commitments and contingencies (Notes B, E and I)

SHAREHOLDERS' EQUITY
--------------------
Common stock, $.01 par value, 10,000,000 shares
   authorized, 1,210,975 shares outstanding .............                  12,110           12,110
Additional paid-in capital ..............................              10,366,378       10,366,378
Net unrealized securities gains (losses) ................                     324          (32,911)
Retained deficit ........................................              (2,756,326)      (3,937,852)
                                                                      -----------      -----------
   Total shareholders' equity ...........................               7,622,486        6,407,725
                                                                      -----------      -----------
   Total liabilities and shareholders' equity ...........             $82,859,358      $71,529,527
                                                                      ===========      ===========





         The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                    SOUTH FLORIDA BANK HOLDING CORPORATION
                      CONSOLIDATED STATEMENTS OF INCOME


                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                      ---------------------------------------------
                                                                           1997            1996           1995
                                                                      ------------    ------------     ------------
INTEREST AND FEE INCOME FROM EARNING ASSETS:
Loans .................................................                $4,303,281       $3,716,153       $3,267,165
Federal funds sold ....................................                   355,724          172,198          213,249
Investment securities .................................                 1,180,155          981,321        1,053,831
                                                                       ----------       ----------       ----------
   Total interest income ..............................                 5,839,160        4,869,672        4,534,245
                                                                       ----------       ----------       ----------

INTEREST EXPENSE:
Deposits:
   NOW accounts .......................................                   133,934          123,378          136,564
   Money market accounts ..............................                   231,943          230,998          279,091
   Savings deposits ...................................                    72,016           52,476           55,796
   Time deposits under $100,000 .......................                 1,624,930        1,333,029        1,335,187
   Time deposits $100,000 and over ....................                   302,886          178,118          162,786
Other .................................................                    40,841           38,623           39,750
                                                                       ----------       ----------       ----------
   Total interest expense .............................                 2,406,550        1,956,622        2,009,174
                                                                       ----------       ----------       ----------

NET INTEREST INCOME ...................................                 3,432,610        2,913,050        2,525,071
PROVISION FOR LOAN LOSSES .............................                     ---              ---             28,000
                                                                       ----------       ----------       ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES....                 3,432,610        2,913,050        2,497,071
                                                                       ----------       ----------       ----------
NON-INTEREST INCOME:
Service charge income .................................                   488,711          455,246          472,521
Realized securities gains .............................                     ---              3,828             ---
Other .................................................                    87,367          152,439           74,800
                                                                       ----------       ----------       ----------
   Total non-interest income ..........................                   576,078          611,513          547,321
                                                                       ----------       ----------       ----------

NON-INTEREST EXPENSES:
Personnel expense .....................................                 1,386,331        1,272,815        1,244,680
Occupancy expense .....................................                   544,767          525,366          575,072
Advertising ...........................................                   107,161           74,084           56,834
Loan collection expenses ..............................                    93,180           49,582           89,742
Supplies ..............................................                    77,954           64,103           52,558
Legal expenses ........................................                    71,767           99,147          103,265
FDIC insurance ........................................                    26,587           25,921           97,129
Other .................................................                   538,438          521,339          492,289
                                                                       ----------       ----------       ----------
  Total non-interest expenses ........................                  2,846,185        2,632,357        2,711,569
                                                                       ----------       ----------       ----------

INCOME BEFORE INCOME TAXES ............................                 1,162,503          892,206          332,823

BENEFIT FOR INCOME TAXES ..............................                   261,218          108,000          260,000
                                                                       ----------       ----------       ----------

NET INCOME ............................................                $1,423,721       $1,000,206       $  592,823
                                                                       ==========       ==========       ==========
NET INCOME PER SHARE:
   Basic ..............................................                $     1.18       $      .83       $      .59
                                                                       ==========       ==========       ==========
   Diluted ............................................                $     1.15       $      .82       $      .59
                                                                       ==========       ==========       ==========

Weighted average number of common shares  .............                 1,210,975        1,207,696        1,002,875
                                                                       ==========       ==========       ==========








         The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                   SOUTH FLORIDA BANK HOLDING CORPORATION
         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                            NET
                                                         UNREALIZED                      TOTAL
                                           ADDITIONAL    SECURITIES                      SHARE-        NUMBER
                                COMMON      PAID-IN        GAINS         RETAINED       HOLDERS'         OF
                                STOCK       CAPITAL       (LOSSES)       DEFICIT         EQUITY        SHARES
                              ---------  -------------   ----------    ------------  ------------    ----------
Balance,
  December 31, 1994 ........    $10,029    $ 9,373,100    $(49,211)    $(5,530,881)   $3,803,037      1,002,875

Proceeds from issuance of
  193,100 shares of common
  stock, net of $45,141 of
  issuance costs ...........      1,931        918,428        ---            ---         920,359        193,100

Investment valuation .......       ---            ---       69,866           ---          69,866           ---

Net income for 1995.........       ---            ---         ---          592,823       592,823           ---
                                -------    ----------     --------     -----------    ----------     ----------
Balance,
  December 31, 1995 ........     11,960     10,291,528      20,655      (4,938,058)    5,386,085      1,195,975

Proceeds from exercise of
   15,000 stock options ....        150         74,850        ---            ---          75,000         15,000

Investment valuation .......       ---            ---      (53,566)          ---         (53,566)          ---

Net income for 1996.........       ---            ---         ---        1,000,206     1,000,206           ---
                                -------    ----------     --------     -----------    ----------     ----------
Balance,
  December 31, 1996 ........     12,110     10,366,378     (32,911)     (3,937,852)    6,407,725      1,210,975

Investment valuation .......       ---            ---       33,235           ---          33,235           ---

Dividend declared
  at $.20 per share ........       ---            ---         ---         (242,195)     (242,195)          ---

Net income for 1997.........       ---            ---         ---        1,423,721     1,423,721           ---
                                -------    ----------     --------     -----------    ----------     ----------
Balance,
  December 31, 1997 ........    $12,110    $10,366,378    $    324     $(2,756,326)   $7,622,486      1,210,975
                                =======    ===========    ========     ===========    ==========     ==========






          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                    SOUTH FLORIDA BANK HOLDING CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                           ----------------------------------------------
                                                                                1997             1996              1995
                                                                           --------------   --------------   --------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Interest received ............................................               $5,690,445       $4,914,008       $4,377,971
Non-interest income ..........................................                  576,078          611,513          547,321
Interest paid ................................................               (2,392,681)      (2,035,555)      (1,734,112)
Personnel expenses ...........................................               (1,386,331)      (1,272,815)      (1,244,680)
Other operating expenditures .................................               (1,268,178)      (1,235,772)      (1,299,258)
                                                                             ----------       ----------       ----------
Net cash provided by operating activities ....................                1,219,333          981,379          647,242
                                                                             ----------       ----------       ----------

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Investments available-for-sale:
   Purchases .................................................              (10,054,730)      (6,546,175)      (8,954,298)
   Maturities ................................................                2,000,000        7,006,520        6,453,147
   Sales .....................................................                     ---         2,454,923             ---
Investments held-to-maturity:
   Purchases .................................................               (3,987,621)      (6,948,492)      (2,053,176)
   Maturities ................................................                4,183,364        5,174,703          231,142
Proceeds from the sales of other real estate owned ...........                   83,300           78,377        1,607,813
Increase in loans ............................................               (5,737,658)      (7,486,716)      (4,038,901)
Increase in premises and equipment ...........................                 (338,011)         (51,586)         (47,513)
                                                                             ----------       ----------       ----------
Net cash used in investing activities ........................              (13,851,356)      (6,318,446)      (6,801,786)
                                                                             ----------       ----------       ----------

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Increase (Decrease) in:
   Demand deposits ...........................................                 (976,663)       4,825,558        1,194,045
   NOW accounts ..............................................                3,284,228         (626,162)       1,275,112
   Money market accounts .....................................                  872,070         (602,799)      (1,715,618)
   Savings deposits ..........................................                  909,779          519,124         (292,167)
   Time deposits .............................................                5,122,099        3,781,218        7,393,173
Securities sold under agreements to repurchase ...............                  577,416         (874,263)       1,130,002
Proceeds from issuance of common stock .......................                   ---              75,000          920,359
                                                                             ----------       ----------       ----------
Net cash provided by financing activities ....................                9,788,929        7,097,676        9,904,906
                                                                             ----------       ----------       ----------

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS ..........................................               (2,843,094)       1,760,609        3,750,362

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD  ............                9,842,206        8,081,597        4,331,235
                                                                             ----------       ----------       ----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD....................               $6,999,112       $9,842,206       $8,081,597
                                                                             ==========       ==========       ==========







          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                    SOUTH FLORIDA BANK HOLDING CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (CONTINUED)

       Reconciliation of net income to net cash provided by operating activities


                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                                ----------------------------------------------
                                                                    1997              1996              1995
                                                                -------------      ----------       -----------
Net income ........................................              $1,423,721       $1,000,206        $ 592,823

Adjustments:
    Provision for loan losses .....................                    ---              ---            28,000
    Depreciation and amortization .................                 156,564          145,666          210,499
    Benefit for income taxes ......................                (261,218)        (108,000)        (260,000)
    Decrease (Increase) in:
         Accrued interest receivable ..............                (148,715)          44,336         (156,274)
         Other assets .............................                 (34,965)           4,079          (25,825)
    Increase (Decrease) in:
         Accrued interest payable .................                  13,869          (78,933)         275,062
         Other liabilities ........................                  70,077          (25,975)         (17,043)
                                                                 ----------       ----------        ---------

Net cash provided by operating activities .........              $1,219,333       $  981,379        $ 647,242
                                                                 ==========       ==========        =========

Supplemental schedule of non-cash activities:
    Loans transferred to other real estate owned ..              $  106,586       $   78,377        $  69,100

    Other real estate owned returned
        to loan status.............................                    ---              ---           151,123

    Net unrealized securities gains (losses) ......                  33,235          (53,566)          69,866

    Dividend declared, not paid  ..................                 242,195             ---              ---






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

Stock-Based Compensation

    Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123") which requires certain disclosures about stock-based employee compensation arrangements, regardless of the method used to account for them, and defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, FAS 123 also allows an entity to continue to measure compensation cost for stock-based compensation plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to continue using the accounting method in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been adopted. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company elected to continue using the accounting method in APB Opinion No. 25. The effect of using the fair value method of accounting on net income for the years ended December 31, 1997 and 1996 would not have been material.

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

Net Income Per Share

    Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") which replaces the presentation of primary earnings per share with basic earnings per share and which requires dual presentation of basic and diluted earnings per share on the Consolidated Statements of Income. FAS 128 requires restatement of all prior-period earnings per share data presented. Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period, and diluted net income per share includes the effect of unexercised stock options using the treasury stock method. The treasury stock method assumes that common stock was purchased at the average market price during the period. For the years ended December 31, 1997, 1996 and 1995, the reconciliation of the denominators of the basic and diluted per-share computations was as follows:

                                                                      1997             1996            1995
                                                                  -----------      -----------      -----------
Common shares ....................................                 1,210,975        1,207,696        1,002,875
Stock options ....................................                    27,351           11,202           ---
                                                                   ---------        ---------        ---------
Diluted shares ...................................                 1,238,326        1,218,898        1,002,875
                                                                   =========        =========        =========

    Due to the trading prices being less than the exercise price of the stock options during 1995, the exercise of the stock options was not assumed during 1995 as such exercise would have an antidilutive effect on net income per share.

Cash Flows

    For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold, which are invested overnight.

NOTE B-INVESTMENTS AVAILABLE-FOR-SALE AND INVESTMENTS HELD-TO-MATURITY

    At December 31, 1997 and 1996, the carrying value, gross unrealized gains and losses, and estimated market value of investments available-for-sale and investments held-to-maturity were as follows:

                                                                    GROSS            GROSS         CARRYING
                                                 AMORTIZED       UNREALIZED       UNREALIZED         VALUE
INVESTMENTS AVAILABLE-FOR-SALE:                    COST             GAINS           LOSSES         (FAIR VALUE)
                                               -------------     ------------     -----------      ------------
1997
----
U.S. Agency obligations due:
    In one year or less ...............           $ 2,502,245      $       70       $  (5,440)      $  2,496,875
    After one year through five years..            14,081,733          15,756          (9,864)        14,087,625
                                                  -----------      ----------       ---------       ------------
    Total investments
         available-for-sale ...........           $16,583,978      $   15,826       $ (15,304)      $ 16,584,500
                                                  ===========      ==========       =========       ============
1996
----
U.S. Treasury obligations due
    in one year or less ...............           $ 1,002,670      $    ---         $    (170)      $  1,002,500
U.S. Agency obligations due:
    In one year or less ...............             1,000,000           ---            (2,500)           997,500
    After one year through five years..             6,526,578           ---           (50,413)         6,476,165
                                                  -----------      ----------       ---------       ------------
    Total investments
         available-for-sale ...........           $ 8,529,248      $    ---         $ (53,083)      $  8,476,165
                                                  ===========      ==========       =========       ============

                                                 CARRYING
                                                   VALUE            GROSS            GROSS            ESTIMATED
                                                 (AMORTIZED       UNREALIZED       UNREALIZED          MARKET
INVESTMENTS HELD-TO-MATURITY:                      COST)             GAINS          LOSSES             VALUE
                                               -------------     ------------    ------------      -----------
1997
----
U.S. Agency obligations due:
    In one year or less ................          $ 1,000,000       $    ---        $    ---        $ 1,000,000
    After one year through five years ..            5,125,282          12,536             (10)        5,137,808
Collateralized mortgage obligations
    due after ten years ................            1,841,986           4,016          (3,485)        1,842,517
                                                  ----------        ---------       ---------       -----------
Total investments held-to-maturity .....          $ 7,967,268       $  16,552       $  (3,495)      $ 7,980,325
                                                  ===========       =========       =========       ===========
1996
----
U.S. Agency obligations due
    after one year through five years...          $ 5,626,637       $  10,082       $ (22,500)      $ 5,614,219
Collateralized mortgage obligations
    due after ten years ................            2,536,374             126         (10,741)        2,525,759
                                                  -----------       ---------       ---------       -----------
Total investments held-to-maturity .....          $ 8,163,011       $  10,208       $ (33,241)      $ 8,139,978
                                                  ===========       ==========      =========       ===========


    Expected maturities for the collateralized mortgage obligations will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    As of December 31, 1997, investments available-for-sale and held-to-maturity with a carrying value of approximately $1.4 million were pledged to collateralize securities sold under agreements to repurchase, $700,000 were pledged for public deposits and $300,000 were pledged for Treasury, Tax and Loan deposits.

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

    As of December 31, 1997 and 1996, loans consisted of the following:

                                                                             1997             1996
                                                                        ------------     ------------
Commercial ...........................................                   $ 9,289,611      $ 8,062,573
Mortgage:
    Construction .....................................                       961,264        1,029,003
    Non-construction .................................                    31,508,547       28,172,195
Installment ..........................................                     4,781,456        3,589,684
Other loans ..........................................                     3,165,509        3,186,813
                                                                         -----------      -----------
Total loans, net of unearned income ..................                    49,706,387       44,040,268
Less - allowance for loan losses .....................                       882,034          904,562
                                                                         -----------      -----------
    Loans, net .......................................                   $48,824,353      $43,135,706
                                                                         ===========      ===========



    For the years ended December 31, 1997, 1996, and 1995, an analysis of the allowance for loan losses was as follows:



                                                                              1997           1996             1995
                                                                            --------         --------       ----------
Beginning balance ....................................                      $904,562         $852,270       $1,342,763
Provision for loan losses ............................                          ---              ---            28,000
Charge-offs ..........................................                       (72,116)         (98,341)        (815,193)
Recoveries ...........................................                        49,588          150,633          296,700
                                                                            --------         --------       ----------
    Ending balance ...................................                      $882,034         $904,562       $  852,270
                                                                            ========         ========       ==========


    As discussed in Note A, the Company adopted the provisions of FAS 114 and FAS 118 related to impaired loans, effective January 1, 1995. As of December 31, 1997 and 1996, the total recorded investment in impaired loans was $687,000 and $1,134,000, respectively, and the Bank recorded an allowance for loan losses of $128,000 and $170,000, respectively, related to its impaired loans. As of December 31, 1997 and 1996, the net investment in impaired loans was $559,000 and $964,000, respectively. During the years ended December 31, 1997, 1996 and 1995, the recorded investment in impaired loans averaged $1,082,000, $1,214,000 and $1,977,000, respectively, and interest income recognized on impaired loans totalled $72,000, $113,000 and $131,000, respectively, and interest income received on impaired loans totaled $39,000, $91,000 and $86,000, respectively.

    A credit risk concentration results when the Company has a significant credit exposure to an individual or a group engaged in similar activities or having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. As of December 31, 1997 and 1996, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business, exceeded 10% of total loans, except that as of such date loans collateralized with mortgages on real estate represented 65.32% and 66.31%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

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

NOTE D - PREMISES AND EQUIPMENT

    As of December 31, 1997 and 1996 premises and equipment were comprised of the following:

                                                                      1997             1996
                                                                  ------------     -----------
Leasehold improvements ..........................                  $   981,177      $   967,079
Furniture and equipment .........................                    1,091,997          924,662
                                                                   -----------      -----------
    Total .......................................                    2,073,174        1,891,741
Less - accumulated depreciation
    and amortization ............................                    1,483,293        1,483,307
                                                                   -----------      -----------
Premises and equipment, net .....................                  $   589,881      $   408,434
                                                                   ===========      ===========

NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    As of December 31, 1997, the Company was party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments were comprised of commitments to extend credit and standby letters of credit and involved, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contract amounts of those instruments reflected the involvement the Bank had in particular classes of financial commitments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit was represented by the contractual amount of those instruments. The Company used the same credit policies in making commitments and conditional obligations as it did for balance sheet instruments.

    Commitments are agreements to lend to a customer as long as there are no violations of any conditions established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Fixed-interest rate commitments to extend credit are subject to market risk should interest rates rise above contracted rates during the commitment period. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the borrower. Collateral held varies but has included accounts receivable, inventory, property, plant and equipment, and residential and income producing commercial properties. Total unfunded commitments for loans and lines of credit were $7,193,000 and $5,972,000 at December 31, 1997 and 1996, respectively.

    Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support construction borrowing arrangements. The Bank's guarantees are primarily short term, expiring within one year. The credit risk involved in issuing letters of credit is essentially the same as extending loan facilities to customers. The Bank held cash as collateral supporting those commitments for which collateral is deemed necessary. Outstanding letters of credit were $1,106,000 and $719,000 at December 31, 1997 and 1996, respectively.

NOTE F - INCOME TAXES

    As discussed in Note A, the Company adopted, effective January 1, 1993, the provisions of FAS 109 for calculating income tax expense or benefit and related deferred tax assets and liabilities. During the years ended December 31, 1997, 1996 and 1995, the Company recorded $261,000, $108,000 and $260,000, respectively, of income tax benefits resulting from the corresponding reduction in the valuation allowance associated with the Company's tax loss carryforwards.

    For the years ended December 31, 1997, 1996 and 1995, a reconciliation of expected federal tax expense or benefit (calculated by applying appropriate statutory federal income tax rates) to the net income tax expense or benefit included in the accompanying consolidated statements of operations is as follows:


                                                        1997                       1996                  1995
                                                ----------------------    --------------------    --------------------
                                                  AMOUNT          %          AMOUNT        %         AMOUNT        %
                                                ---------       ------     ---------     ------    ---------    -------
Expected expense using statutory rate ......     $ 441,751      38.00%     $ 339,038     38.00%    $ 126,473     38.00%
Utilization of net operating
  losses carried forward ...................      (488,042)    (41.98)      (356,430)   (39.95)         ---       ---
Decrease in valuation allowance ............      (286,910)    (24.68)       (94,361)   (10.57)     (448,333)  (134.70)
Other, net .................................        71,983       6.19          3,753       .42        61,860     18.58
                                                 ---------     ------      ---------    ------     ----------  -------

Total income tax expense ...................     $(261,218)    (22.47)%    $(108,000)   (12.10)%   $(260,000)   (78.12)%
                                                 =========     ======      =========    ======     =========   =======

    As of December 31, 1997, the Company had net operating loss carryforwards remaining for federal tax purposes of approximately $2,918,000, which may be used to offset future taxable income or will expire, if unused, as follows:
$1,874,000 in 2007, $1,026,000 in 2008, and $18,000 in 2009.  Should certain substantial changes (as defined by the
federal income tax code), occur in the Company's ownership, an annual limitation would be imposed on the amount of loss which could be utilized in any one year. Because realization of the Company's net operating losses carried forward is uncertain, a valuation allowance has been established against the related deferred tax assets. The valuation allowance is used to reduce deferred tax assets to the estimated amount that management believes is more likely than not to be realized. In determining the amount of any necessary valuation allowance, management takes into consideration all available evidence and information, both positive and negative, that a valuation allowance is needed. Such evidence includes the Company's current and historical financial condition, results of operations and cumulative losses, as well as current and enacted future tax laws. Management also takes into consideration the length of its loss carryforwards, its estimate of the likelihood and amount of earnings during the carryforward period and the reduction in the benefit those carryforwards would provide should substantial changes occur in the Company's ownership during the carryforward period. As of December 31, 1997 and 1996 the Company's deferred tax assets and liabilities consisted of the following:

                                                                         1997             1996
                                                                     -----------      -----------
Gross deferred tax assets:
   Net operating loss carryforward .................                  $1,106,229       $1,581,066
   Fixed assets ....................................                     149,569          144,846
   Other real estate owned .........................                      46,302           22,971
   Other ...........................................                      49,296           42,117
   Valuation allowance .............................                    (655,974)      (1,411,000)
                                                                      ----------       ----------
      Total ........................................                     695,422          380,000
                                                                      ----------       ----------
Gross deferred tax liabilities:
   Allowance for loan losses .......................                      39,449            ---
                                                                      ----------       ----------
      Total.........................................                      39,449            ---
                                                                      ----------       ----------
Net deferred tax asset .............................                  $  655,973       $  380,000
                                                                      ==========       ==========


NOTE G - STOCK OPTIONS

    During 1994, the Company implemented a 401(k) defined contribution plan entitled "South Florida Bank Savings Plan" (the "Savings Plan"). The Savings Plan is contributory and covers all of the Company's officers and employees. The Company's contributions are determined by the Board of Directors. During the years ended December 31, 1997, 1996 and 1995, the Company's expense for the Savings Plan was $29,000, $24,000 and $19,000, respectively.

    The Company maintains a stock option plan for the Company's officers and employees that provides a maximum grant of 100,000 shares of common stock. As of December 31, 1997, options totaling 50,000 expire on April 27, 2003, and options totaling 9,000 expire on January 1, 2007. Options granted, exercised and exercisable were as follows:

                                                         PRICE          NUMBER         EXERCISABLE
                                                         -----          ------         -----------
Balance, December 31, 1994  ........................       5.00         70,000            42,500
    Granted ........................................       ---            ---
    Exercised ......................................       ---            ---
                                                                        ------
Balance, December 31, 1995 .........................       5.00         70,000            56,250
    Granted ........................................       ---            ---
    Canceled .......................................       5.00         (5,000)
    Exercised ......................................       5.00        (15,000)
                                                                        ------
Balance, December 31, 1996 .........................       5.00         50,000            50,000
    Granted ........................................       5.00         10,000
    Canceled .......................................       5.00         (1,000)
    Exercised  .....................................       ---             ---
                                                                        ------
Balance, December 31, 1997 .........................       5.00         59,000            52,250
                                                                        ======


NOTE H - RELATED PARTIES

    Deposits of the Company's directors, officers and relatives of directors totaled approximately $2,755,000, $1,922,000, and $1,921,000 at December 31,
1997, 1996 and 1995, respectively. Several of the Company's directors, officers, and relatives and affiliated entities of directors obtained loans and lines of credit from the Bank. These loans and lines of credit were granted in accordance with the normal lending policies of the Bank. For the years ended

December 31, 1997, 1996, and 1995 the activity in loans and lines of credit from related parties were as follows:

                                                                      1997             1996             1995
                                                                  -------------   --------------    -------------
Beginning balance ...................................              $1,348,811       $1,274,714       $  964,371
New loans ...........................................                 939,127          584,747          643,410
Other changes .......................................                (492,025)         (11,256)           ---
Repayments ..........................................                (943,667)        (499,394)        (333,067)
                                                                   ----------       ----------       ----------
    Ending Balance ..................................              $  852,246       $1,348,811       $1,274,714
                                                                   ==========       ==========       ==========

    During 1990, the Bank entered into a ground lease with a Florida general partnership for the property on which the Metro branch office is located. As of December 31, 1997, various directors and affiliates of the directors owned a minority interest of this partnership. The lease matures on August 31, 1999 and the Bank pays $3,500 per month. Total rent expense under this lease was $35,000, $28,000 and $27,000 during the years ended December 31, 1997, 1996 and
1995, respectively. During 1990, the Bank entered into a lease of office space owned by one of the Company's Directors. The lease matures on April 30, 1999 and the Bank currently pays $1,854 per month. Total rent expense under this lease was $23,000, $29,000 and $37,000 during the years ended December 31, 1997, 1996 and 1995, respectively. The law firm in which one of the Company's directors is a shareholder represents the Company as its legal counsel. Professional fees incurred for these services during the years ended December 31, 1997, 1996, and 1995 totaled $45,000, $54,000, and $29,000, respectively.

NOTE I - COMMITMENTS AND CONTINGENCIES

    The Company leases building facilities under noncancellable operating leases which expire at various dates through 2000. These leases generally provide for fixed rental payments and include renewal and purchase options at amounts which are generally based on fair market value at expiration of the lease. Rent expense under operating leases totaled $233,000, $220,000, and $221,000 during the years ended December 31, 1997, 1996, and 1995, respectively. As of December 31, 1997, future minimum lease payments under leases with initial or remaining noncancellable lease terms in excess of one year were as follows:

    1998  ..............................................                      $254,000
    1999  ..............................................                       194,000
    2000  ..............................................                        59,000
    2001  ..............................................                        33,000
    2002  ..............................................                        17,000
                                                                              --------
    Future minimum lease payments ......................                      $557,000
                                                                              ========


    The Bank entered into an agreement to purchase the main office for $600,000 in cash to be paid in February, 1998. The above table includes lease payments for the main office lease, which expires in 1999, of $54,000 in 1998 and $18,000 in 1999.

NOTE J - CAPITAL RATIOS

    As of December 31, 1997 and 1996, a comparison of the required minimum capital ratios to actual capital ratios was as follows:

                                                                BANK RATIOS
                                                          -------------------------      REGULATORY
                                                            1997             1996       REQUIREMENTS
                                                          --------         --------     ------------
Total capital to risk weighted assets ................     15.46%           13.70%            8.00%
Tier 1 capital (common shareholders'
    equity) to risk-weighted assets ..................     14.20            12.45             4.00
Tier 1 capital to average total assets -
    Leverage ratio ...................................      8.55             8.82             4.00


    Banking laws and regulations limit the amount of dividends that may be paid by financial institutions, including the Company. In addition, banking regulations impose certain minimum capital ratios on financial institutions, including the Company, which also restrict the Company's right to pay dividends.

NOTE K - CONDENSED HOLDING CORPORATION FINANCIAL INFORMATION
(PARENT COMPANY ONLY)

STATEMENTS OF FINANCIAL CONDITION

                                                                        DECEMBER 31,
                                                                -----------------------------
                                                                     1997             1996
                                                                -------------    -------------
ASSETS
------
Cash and due from banks .......................................  $   447,393      $   453,193
Dividend receivable from the Bank .............................      246,908            ---
Investment in the Bank ........................................    7,170,380        5,954,532
                                                                 -----------        ---------
    Total assets ..............................................  $ 7,864,681      $ 6,407,725
                                                                 ===========      ===========
Dividend payable ..............................................  $   242,195      $     ---
                                                                 -----------      ------------
SHAREHOLDERS' EQUITY
--------------------
Common stock, $.01 par value, 10,000,000 shares
    authorized, 1,210,975 shares outstanding ..................       12,110           12,110
Additional paid-in capital ....................................   10,366,378       10,366,378
Net unrealized securities gains (losses) of the Bank ..........          324          (32,911)
Retained deficit ..............................................   (2,756,326)      (3,937,852)
                                                                 -----------      -----------
    Total shareholders' equity ................................    7,622,486        6,407,725
                                                                 -----------      -----------
    Total liabilities and shareholders' equity ................  $ 7,864,681      $ 6,407,725
                                                                 ===========      ===========



                                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                                  ---------------------------------------------
STATEMENTS OF OPERATIONS                                             1997             1996             1995
------------------------                                          -----------      -----------      ----------
Equity in the Bank's earnings .................................   $1,429,521       $1,007,316         $624,054
Interest income from the Bank .................................       12,974           11,865              991
Legal expenses ................................................        9,512            4,899            5,767
Non-interest expense - other ..................................        9,262           14,076           26,455
                                                                  ----------       ----------         --------
    Net income ................................................   $1,423,721       $1,000,206         $592,823
                                                                  ==========       ==========         ========

STATEMENTS OF CASH FLOWS
------------------------
Cash flows used in operating activities:
    Other operating expenditures ..............................   $   (5,800)      $   (7,110)        $(27,712)
                                                                  ----------       ----------         --------
Cash flows used in investing activities:
    Contribution to the Bank ..................................         ---              ---          (700,000)
                                                                  ----------       ----------         --------
Cash flows provided by financing activities:
    Proceeds from issuance of common stock ....................         ---            75,000          920,359
                                                                  ----------       ----------         --------
Net increase (decrease) in cash and cash equivalents ..........       (5,800)          67,890          192,647
Cash and cash equivalents at beginning of period ..............      453,193          385,303          192,656
                                                                  ----------       ----------         --------
Cash and cash equivalents at end of period ....................   $  447,393       $  453,193         $385,303
                                                                  ==========       ==========         ========

Reconciliation of net income to net cash used in operating activities:
Net income ....................................................   $1,423,721       $1,000,206         $592,823
Equity in the Bank's earnings .................................   (1,429,521)      (1,007,316)        (624,054)
Decrease (Increase) in other assets ...........................         ---              ---             3,519
                                                                  ----------       ----------         --------
Net cash used in operating activities .........................   $   (5,800)      $   (7,110)        $(27,712)
                                                                  ==========       ==========         ========


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

    Loans Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. For variable-interest rate loans, the carrying amount was considered to approximate fair value. The fair value of fixed-interest rate mortgage loans was based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for any differences in loan characteristics, with servicing retained. The carrying amount of loans on non-accrual status was used as their fair value. The fair value of all other loans was estimated by discounting estimated cash flows using interest rates being charged by the Bank on December 31, 1997 and 1996, respectively, on comparable loans as to credit risk and terms.

    Deposits The fair values of demand deposits, NOW, money market and savings accounts were the carrying amounts payable on demand. The fair value of certificates of deposit was estimated by discounting the future cash flows using interest rates offered on December 31, 1997 and 1996, respectively, for deposits of similar remaining maturities.

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

    The carrying amount and estimated fair value of the Company's financial instruments as of December 31, 1997 and 1996 were as follows:


                                                              1997                              1996
                                                    ---------------------------       ----------------------------
                                                      CARRYING         FAIR            CARRYING          FAIR
FINANCIAL ASSETS:                                      AMOUNT          VALUE            AMOUNT           VALUE
-----------------                                   ----------      -----------       ----------       ------------
Cash and due from banks ........................    $  5,001,112     $  5,001,112      $ 4,663,206      $ 4,663,206
Federal funds sold .............................       1,998,000        1,998,000        5,179,000        5,179,000
Investments available-for-sale .................      16,584,500       16,584,500        8,476,165        8,476,165
Investments held-for-maturity ................,.       7,967,268        7,980,325        8,163,011        8,139,978
Loans ..........................................      49,706,387       49,441,000       44,040,268       43,799,000
FINANCIAL LIABILITIES:
----------------------
Deposits .......................................      73,099,288       73,164,000       63,887,775       64,091,000
Securities sold under agreements
    to repurchase ..............................       1,326,473        1,326,473          749,057          749,057
COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT
----------------------------------------------------------
Commitments to extend credit ...................            ---              ---              ---              ---
Standby letters of credit ......................            ---              ---              ---              ---


NOTE M - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    For the years ended December 31, 1997 and 1996, the Company's condensed quarterly financial information was as follows:

                                                           FIRST           SECOND             THIRD          FOURTH
                                                       -------------     -----------      ------------     ----------
1997:
-----
Interest income .................................       $1,348,823       $1,420,103       $1,533,945       $1,536,289
Interest expense ................................          540,932          569,416          627,118          669,084
                                                        ----------       ----------       ----------       ----------
Net interest income .............................          807,891          850,687          906,827          867,205
Non-interest income .............................          137,210          147,092          143,171          148,605
Non-interest expense ............................          667,798          656,988          729,912          791,487
                                                        ----------       ----------       ----------       ----------
Income before income taxes ......................          277,303          340,791          320,086          224,323
Benefit for income taxes ........................           30,000           30,000           30,000          171,218
                                                        ----------       ----------       ----------       ----------
Net income ......................................       $  307,303       $  370,791       $  350,086       $  395,541
                                                        ==========       ==========       ==========       ==========
Net income per share:
    Basic .......................................           $ 0.25           $ 0.31           $ 0.29           $ 0.33
                                                            ======           ======           ======           ======
    Diluted .....................................           $ 0.25           $ 0.30           $ 0.29           $ 0.31
                                                            ======           ======           ======           ======

1996:
-----
Interest income .................................       $1,242,332       $1,168,560       $1,189,975       $1,268,805
Interest expense ................................          492,003          463,196          469,323          532,100
                                                        ----------       ----------       ----------       ----------
Net interest income .............................          750,329          705,364          720,652          736,705
Non-interest income .............................          131,899          142,264          191,868          145,482
Non-interest expense ............................          686,007          634,443          634,099          677,808
                                                        ----------       ----------       ----------       ----------
Income before income taxes ......................          196,221          213,185          278,421          204,379
Benefit for income taxes ........................           15,000           15,000           15,000           63,000
                                                        ----------       ----------       ----------       ----------
Net income ......................................       $  211,221       $  228,185       $  293,421       $  267,379
                                                        ==========       ==========       ==========       ==========
Net income per share:
    Basic .......................................           $ 0.18           $ 0.19           $ 0.24           $ 0.22
                                                            ======           ======           ======           ======
    Diluted .....................................           $ 0.18           $ 0.19           $ 0.24           $ 0.21
                                                            ======           ======           ======           ======





                              OFFICERS OF THE BANK

    William P. Valenti                     President and Chief Executive Officer
    Harold S. Taylor, Jr.                  Executive Vice President/Senior Loan Officer
    Kathleen Taylor                        Senior Vice President/Loan Officer
    Deborah J. Boros                       Vice President/Operations
    Cynthia L. Doragh                      Vice President/Director of Sales and Marketing
    Christopher Ferrer                     Vice President/Branch Manager
    George A. Landon                       Vice President/Loan Officer
    Jeffrey J. Ritter                      Vice President/Loan Officer
    Suzanne Hummel                         Assistant Vice President/Branch Manager



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



                   COLONIAL OFFICE
                   1500 COLONIAL BOULEVARD
                   (941) 278-0220 O FAX (941) 278-0387



                   METRO-DANIELS OFFICE
                   13391 METRO PARKWAY
                   (941) 768-5300 O FAX (941) 768-3877



                   IONA OFFICE
                   15280 MCGREGOR BOULEVARD
                   (941) 466-6100



                   MAILING ADDRESS (ALL OFFICES)
                   P. O. BOX 2529
                   FORT MYERS, FL  33902-2529