Form 10KSB40, Exhibit 13
period 1998-12-31
SOUTH FLORIDA BANK HOLDING CORPORATION
filed 1999-03-29
CIK 869063

                                                                    EXHIBIT 13.1


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



                           INDEX TO 1998 ANNUAL REPORT


                                                          PAGE
                                                          ----
LETTER TO SHAREHOLDERS ...........................         1

SELECTED FINANCIAL DATA ..........................         2

MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS
     OF OPERATIONS ...............................         3

BUSINESS OF THE COMPANY ..........................        20

CAPITAL STOCK ....................................        20

HOLDING CORPORATION DIRECTORS AND OFFICERS .......        21

REPORT OF INDEPENDENT CERTIFIED
     PUBLIC ACCOUNTANTS ..........................        22

CONSOLIDATED FINANCIAL STATEMENTS ................        23

March, 1999



Dear Shareholders:

     We have come to the end of our most successful year ever, and the beginning of many new opportunities. On October 22, 1998, your Board announced the signing of an Affiliation Agreement with Fifth Third Bancorp. Although the transaction is subject to shareholder and regulatory approval, if approved, South Florida Bank will be merged into Fifth Third Bank of Florida during the second quarter of 1999. Together our banks will be able to provide more convenient locations in both Lee and Collier counties and a broader range of product offerings. One thing, however, will not change and that is our combined dedication to you, our shareholders, clients, and neighbors.

     During 1998, South Florida Bank Holding Corporation earned $1.7 million or $1.37 per share, an increase of 18% over the $1.4 million or $1.18 per share earned in the previous year. Income before taxes increased to $1.6 million for the year ended December 31, 1998 from $1.2 million for the year ended December 31, 1997. This increase resulted primarily from the gain on the sale of other real estate totaling $.4 million. The 1998 return on average equity was 21.0% and the return on average assets was 1.97%.

     As our community has grown so has our bank. Total assets of our combined company grew to $90.2 million as of December 31, 1998 from $82.9 million as of December 31, 1997, an increase of $7.3 million or 8.8%. The bank's loan portfolio grew to $53.2 million at December 31, 1998 from $49.7 million at December 31, 1997, an increase of $3.5 million or 7.0%.

     Although 1998 was our most successful year since the opening of our bank in May 1988, we are even more optimistic about our future. Our plans include a relocation of our existing Colonial Office to a new site at the intersection of Summerlin Road and Boy Scout Drive, the installation of two new ATM's, plans for a permanent location for our office at Metro and Daniels, and expansion plans into other Lee County markets.

     We live and work in a wonderful place and at a robust time in our economy. We have achieved great successes over these last ten years, but we are even more optimistic about the next ten.

     You will soon be receiving notice of a Special Shareholder Meeting to be held on Wednesday, May 12, 1999, and proxy material in connection with the proposed merger. Please complete the proxy material and return it as directed in the instructions. We hope you will attend and look forward to seeing you.

     Please read the following report as it provides an in-depth analysis of your Company's financial condition.

Very truly yours,





Robert Ernest Hendry                                     William P. Valenti
Chairman of the Board                                    President and Chief
                                                         Executive Officer

                                      SOUTH FLORIDA BANK HOLDING CORPORATION
                                              SELECTED FINANCIAL DATA

                                            1998             1997             1996            1995              1994
                                       ------------     ------------     ------------     ------------     ------------
STATEMENTS OF OPERATIONS:
Total interest income ..............   $  6,215,100     $  5,839,160     $  4,869,672     $  4,534,245     $  3,749,349
Total interest expense .............      2,317,311        2,406,550        1,956,622        2,009,174        1,402,489
                                       ------------     ------------     ------------     ------------     ------------
    Net interest income ............      3,897,789        3,432,610        2,913,050        2,525,071        2,346,860
Provision for loan losses ..........             --               --               --           28,000          (75,000)
Non-interest income ................      1,008,931          576,078          611,513          547,321          515,196
Non-interest expense ...............      3,282,906        2,846,185        2,632,357        2,711,569        2,894,585
                                       ------------     ------------     ------------     ------------     ------------
    Income before
       income taxes ................      1,623,814        1,162,503          892,206          332,823           42,471
Benefit for income taxes ...........         54,898          261,218          108,000          260,000               --
                                       ------------     ------------     ------------     ------------     ------------
    Net income .....................      1,678,712     $  1,423,721     $  1,000,206     $    592,823     $     42,471
                                       ============     ============     ============     ============     ============
    Net income per share:
       Basic .......................   $       1.37     $       1.18     $        .83     $       0.59     $       0.04
                                       ============     ============     ============     ============     ============
       Diluted .....................   $       1.36     $       1.15     $        .82     $       0.59     $       0.04
                                       ============     ============     ============     ============     ============

Return on average assets ...........           1.97%            1.82%            1.57%            1.01%             .08%
Return on average equity ...........          21.03            21.39            18.44            14.89             1.20

Loans charged-off ..................   $   (108,273)    $    (72,116)    $    (98,341)    $   (815,193)    $   (163,072)
Loans recovered ....................        115,315           49,588          150,633          296,700          507,821
                                       ------------     ------------     ------------     ------------     ------------
    Net loans (charged-off)
       recovered ...................   $      7,042     $    (22,528)    $     52,292     $   (518,493)    $    344,749
                                       ============     ============     ============     ============     ============

STATEMENTS OF FINANCIAL CONDITION:
Total loans ........................   $ 53,153,764     $ 49,706,387     $ 44,040,268     $ 36,545,637     $ 32,854,507
Allowance for loan losses ..........        889,076          882,034          904,562          852,270        1,342,763
                                       ------------     ------------     ------------     ------------     ------------
    Loans - net ....................     52,264,688       48,824,353       43,135,706       35,693,367       31,511,744

Total loan delinquencies 30
    days and over ..................        844,966          377,034          390,345          904,198        1,609,520
Other real estate owned ............        156,000          514,211          548,500          582,500        2,361,035
                                       ------------     ------------     ------------     ------------     ------------
    Total ..........................      1,000,966          891,245          938,845        1,486,698        3,970,555

Investments ........................     26,325,231       24,551,768       16,639,176       17,867,052       13,461,342
Federal funds sold .................      2,210,539        1,998,000        5,179,000        5,337,000        1,428,000

Total assets .......................     90,180,422       82,859,358       71,529,527       63,590,119       52,751,846

Total deposits .....................     77,025,314       73,099,288       63,887,775       55,990,836       48,136,291

Total shareholders' equity .........      9,343,569        7,622,486        6,407,725        5,386,085        3,803,037
Book value per share ...............           7.38             6.29             5.29             4.50             3.79

Number of branches .................              4                4                3                3                3

Average equity to average assets ...           9.38%            8.49%            8.52%            6.48%            6.56%
Total risk-based capital ratio .....          17.45            15.46            13.70            13.33            11.04
Tier 1 capital to average total
   asset ratio .....................          10.00             8.55             8.82             8.05             6.92

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Consolidated total assets of South Florida Bank Holding Corporation (the "Holding Corporation"), its subsidiary South Florida Bank (the "Bank"), and the Bank's wholly-owned subsidiaries, New Town Properties, Inc. and Valu Prop, Inc. (collectively, the "Company") increased to $90.2 million as of December 31, 1998, from $82.9 million as of December 31, 1997, an increase of $7.3 million or 8.84%. During 1998 and 1997, the Bank emphasized growth by means of an advertising campaign, an officer calling program and the opening of a new branch (in July 1997). The Company's shareholders' equity increased to $9.3 million as of December 31, 1998 from $7.6 million as of December 31, 1997, an increase of $1.7 million or 22.58%. This increase was primarily the result of net income of $1.7 million, exercise of stock options totaling $274,000 and the $22,000 increase resulting from unrealized securities gains offset by the $253,000 dividend declared and payable as of December 31, 1998. As of December 31, 1998, the Bank's total risk-based capital ratio was 17.45% and leverage ratio was 10.00%, as compared to 15.46% and 8.55%, respectively, as of December 31, 1997. See "Capital Resources" for additional information regarding the Bank's capital ratios.

     Net income increased to $1.7 million for the year ended December 31, 1998, or $1.37 per share, from $1.4 million for the year ended December 31, 1997, or $1.18 per share, and from net income of $1.0 million for the year ended December 31, 1996, or $.83 per share. Income before income taxes increased to $1.6 million for 1998, from $1.2 million for 1997 and $892,000 for 1996. The Company's improved earnings during 1998 as compared to the prior two years resulted partly from net interest income increasing $465,000 from 1997 to 1998 and $520,000 from 1996 to 1997 as the Bank's total interest-earning assets grew. In addition, the Bank realized $403,000 in gains on the sale of other real estate owned during 1998. The Bank recorded a benefit for income taxes of $55,000 during 1998, compared to $261,000 during 1997 and $108,000 during 1996.

     The following discussion provides a more in-depth analysis of the Company's financial condition and results of operations. The financial statements and accompanying notes included in this report are an integral part of this discussion and should be read in conjunction with it.

FINANCIAL CONDITION

     The Bank's advertising campaign, coupled with an officer calling program and the opening of a new branch, resulted in an increase in total assets and liabilities. The Company's total assets increased to $90.2 million as of December 31, 1998 from $82.9 million as of December 31, 1997, an increase of $7.3 million or 8.84%. Earning assets, comprised of loans and the investment portfolio (which in turn is comprised of investments held-to-maturity, investments available-for-sale, and federal funds sold) increased, as discussed below, to $80.8 million as of December 31, 1998 from $75.4 million as of December 31, 1997, an increase of $5.4 million or 7.20%. Non-earning assets, comprised of cash and due from banks, premises and equipment, accrued interest receivable, other real estate owned and other assets, increased to $9.4 million as of December 31, 1998 from $7.5 million as of December 31, 1997, an increase of $1.9 million or 25.31%.

     Net loans increased to $52.3 million as of December 31, 1998 from $48.8 million as of December 31, 1997, an increase of $3.4 million or 7.05%. Mortgage loans which increased $3.5 million were the primary components of outstanding loans. In addition, installment loans increased $1.3 million (primarily with a mobile home loan product) and commercial loans decreased $1.2 million. Management's strategy is to lend to small-to-medium sized businesses. For a discussion of the increase of loans on non-accrual status to $818,000 as of December 31, 1998 from $344,000 as of December 31, 1997, and the increase in the allowance for loan losses to $889,000 as December 31, 1998 from $882,000 as of December 31, 1997, see "--Allowance for Loan Losses."

     The investment portfolio increased to $28.5 million as of December 31, 1998 from $26.6 million as of December 31, 1997, an increase of $1.9 million or 7.48%. The proceeds from the increase in deposits were primarily used to fund the increase in loans and investments.

     Cash and due from banks increased to $6.1 million as of December 31, 1998 from $5.0 million as of December 31, 1997, or an increase of $1.1 million or 21.95%. This increase resulted primarily from the increase in funds on deposit with other banks.

     Premises and equipment increased to $1.8 million as of December 31, 1998 from $590,000 as of December 31, 1997, an increase of $1.2 million or 212.09%. This increase resulted primarily from the purchase of the main branch land and building and the purchase of land for a new branch site totaling $1.3 million, partially offset by depreciation expense of $198,000 during 1998. Accrued interest receivable decreased to $510,000 as of December 31, 1998 from $601,000 as of December 31, 1997, a decrease of $91,000 or 15.11%. This decrease resulted primarily from a decrease in yields on interest-earning assets.

     Other assets decreased to $774,000 as of December 31, 1998 from $779,000 as of December 31, 1997, a decrease of $5,000 or 0.67%. This decrease resulted primarily from a decrease in prepaid expenses, partially offset by an increase in deferred income tax assets, net of the valuation allowance, associated with the Company's tax loss carryforward. Net deferred income tax assets totaled $711,000 as of December 31, 1998. See Note F of the Notes to Consolidated Financial Statements.

     Deposits increased to $77.0 million as of December 31, 1998 from $73.1 million as of December 31, 1997, an increase of $3.9 million or 5.37%. Core deposits increased to $71.8 million as of December 31, 1998 from $66.9 million as of December 31, 1997, an increase of $4.9 million or 7.39%. This increase in core deposits primarily reflected deposit accounts opened as a result of the advertising campaign, officer calling program and the opening of a new branch during 1997. As of December 31, 1998 and 1997, the ratio of net loans to deposits was 67.85% and 66.79%, respectively.

     Securities sold under agreements to repurchase ("Sweep Accounts") increased to $3.1 million as of December 31, 1998 from $1.3 million as of December 31, 1997, an increase of $1.8 million or 136.48%. This increase resulted primarily from the opening of new sweep accounts.

PENDING ACQUISITION

     On October 22, 1998, the Holding Corporation announced that it entered into an Agreement with Fifth Third Bancorp pursuant to which Fifth Third Bancorp would acquire the Holding Corporation and Bank. In the transaction, holders of Holding Corporation common stock would receive .348 shares of Fifth Third Bancorp common stock in exchange therefor. Consummation of the transaction is subject to a number of conditions, including the receipt of regulatory approval and approval of the Agreement by the Holding Corporation shareholders. The acquisition is expected to take place in June 1999.

     For the years ended December 31, 1998, 1997 and 1996, the Bank's average statements of financial condition, interest income and expense, and yields earned and rates paid were as follows:

                                                                AVERAGE BALANCES, INTEREST YIELDS AND RATES
                                                              1998                                      1997
                                          ---------------------------------------------------------------------------------------
                                             Average                       Yield/     Average                             Yield/
ASSETS:                                      Balance         Interest       Rate      Balance         Interest             Rate
-------                                      -------         --------       ----      -------         --------             ----
Loans:
  Commercial ........................     $  8,928,730      $  855,551      9.58%  $  8,446,610      $  871,378           10.32%
   Mortgage (a) .....................       35,352,558       3,018,481      8.54     31,506,620       2,801,285            8.89
   Installment ......................        5,835,817         508,940      8.72      4,059,505         346,559            8.54
   Other ............................        3,078,435         293,731      9.54      2,915,892         284,059            9.74
                                          ------------      ----------      ----   ------------      ----------           -----
Total loans, net
   of unearned
   income (b) .......................       53,195,540       4,676,703      8.79     46,928,627       4,303,281            9.17
Investment securities-
   all taxable ......................       20,955,978       1,270,676      6.06     20,130,432       1,180,155            5.86
Federal funds sold ..................        4,848,593         267,721      5.52      6,542,783         355,724            5.44
                                          ------------      ----------      ----   ------------      ----------           -----
Total earning
   assets (c) .......................       79,000,111      $6,215,100      7.87%    73,601,842      $5,839,160            7.93%
                                                            ==========      ====                     ==========           =====
Cash and due
   from banks .......................        3,846,190                                3,603,228
Other assets ........................        3,112,014                                2,116,596
Allowance for
   loan losses ......................         (900,775)                                (911,423)
                                          ------------                             ------------
Total assets ........................     $ 85,057,540                             $ 78,410,243
                                          ============                             ============

LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing deposits:
   NOW accounts .....................     $ 11,867,694      $  142,311      1.20%  $  9,894,916      $  133,934            1.35%
   Money market .....................       10,327,895         278,091      2.69      9,178,891         244,917            2.67
   Savings ..........................        4,500,132          90,955      2.02      3,238,009          72,016            2.22
   Time deposits:
   Under $100,000 ...................       26,068,685       1,451,995      5.57     28,357,929       1,624,930            5.73
   $100,000 & over ..................        5,745,040         310,140      5.40      5,379,827         302,886            5.63
                                          ------------      ----------      ----   ------------      ----------           -----
Total interest-bearing
   deposits .........................       58,509,446       2,273,492      3.89     56,049,572       2,378,683            4.24
Sweep accounts ......................        1,921,772          61,991      3.23      1,282,216          40,841            3.19
                                          ------------      ----------      ----   ------------      ----------           -----
Total interest-bearing
   liabilities ......................       60,431,218      $2,335,483      3.86%    57,331,788      $2,419,524            4.22%
                                                            ==========      ====   ============      ==========           =====
Demand deposits .....................       16,200,242                               13,884,711
Other liabilities ...................          454,691                                  538,056
Shareholders' equity ................        7,981,389                                6,655,688
                                          ------------                             ------------
Total ...............................     $ 85,067,540                             $ 78,410,243
                                          ============                             ============
SPREAD AND INTEREST DIFFERENTIAL:
Interest rate spread                                                        4.01%                                          3.71%
                                                                            ====                                           ====
Excess of total earning assets
   over total interest-bearing
   liabilities.......................      $18,568,893                             $ 16,270,054
                                           ===========                             ============
Net yield on interest-
   earning assets....................                       $3,879,617      4.91%                    $3,419,636            4.65%
                                                            ==========      ====                     ==========            ====



                                                              1996
                                         --------------------------------------
                                             Average                     Yield/
ASSETS:                                      Balance         Interest     Rate
Loans:
  Commercial ........................     $  7,536,483      $  767,113   10.18%
   Mortgage (a) .....................       26,930,923       2,434,924    9.04
   Installment ......................        2,593,582         224,442    8.65
   Other ............................        2,876,305         289,674   10.07
                                          ------------      ----------   -----
Total loans, net
   of unearned
   income (b) .......................       39,937,293       3,716,153    9.30
Investment securities-
   all taxable ......................       16,703,169         981,321    5.88
Federal funds sold ..................        3,234,819         172,198    5.32
                                          ------------      ----------   -----
Total earning
   assets (c) .......................       59,875,281      $4,869,672    8.13%
                                                            ==========    ====
Cash and due
   from banks .......................        2,809,497
Other assets ........................        1,879,234
Allowance for
   loan losses ......................         (927,332)
                                          ------------
Total assets ........................     $ 63,636,680
                                          ============
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing deposits:
   NOW accounts .....................     $  7,604,620      $  123,378    1.62%
   Money market .....................        9,332,707         242,863    2.60
   Savings ..........................        2,360,086          52,476    2.22
   Time deposits:
   Under $100,000 ...................       23,031,493       1,333,029    5.79
   $100,000 & over ..................        3,145,980         178,118    5.66
                                          ------------      ----------   -----
Total interest-bearing
   deposits .........................       45,474,886       1,929,864    4.24
Sweep accounts ......................        1,194,434          38,623    3.23
                                          ------------      ----------   -----
Total interest-bearing
   liabilities ......................       46,669,320      $1,968,487    4.22%
                                                            ==========   =====
Demand deposits .....................       11,093,282
Other liabilities ...................          450,556
Shareholders' equity ................        5,423,522
                                          ------------
Total ...............................     $ 63,636,680
                                          ============
SPREAD AND INTEREST DIFFERENTIAL:
Interest rate spread                                                      3.91%
Excess of total earning assets                                            ====
   over total interest-bearing
   liabilities.......................     $ 13,025,961
                                          ============
Net yield on interest-
   earning assets....................                       $2,901,185    4.85%
                                                            ==========    ====

-----------------------
See footnotes on page 6.

Footnotes to page 5:

     (a) Interest income on mortgage loans included loan fees recognized as income of $14,000, $14,000 and $9,000 during the years ended December 31, 1998, 1997 and 1996, respectively.
     (b) Non-accrual loans were included in loans, net of unearned income.
     (c) The Company has made no loans or investments that qualify for tax-exempt treatment and, accordingly, has no tax-exempt income.

LOAN PORTFOLIO

     The Bank's loan portfolio is primarily concentrated in commercial, mortgage, and installment loans. As of December 31, 1998, 1997 and 1996, the composition of the Bank's loan portfolio was as follows:

                                                 1998                            1997                            1996
                                    ---------------------------     ---------------------------     --------------------------
                                                         % OF                            % OF                           % OF
                                                        TOTAL                           TOTAL                           TOTAL
                                          AMOUNT        LOANS            AMOUNT         LOANS            AMOUNT         LOANS
                                    -------------   ----------     -------------   -----------     -------------   ----------
Commercial...................       $   8,085,544        15.21%     $  9,289,611         18.69%     $  8,062,573       18.31%
Mortgage: (a)
     Construction............             823,817         1.55           961,264          1.93         1,029,003         2.34
     Non-Construction........          35,109,188        66.05        31,508,547         63.39        28,172,195        63.97
Installment (b)..............           6,092,523        11.46         4,781,456          9.62         3,589,684         8.15
Other loans (c)..............           3,042,692         5.73         3,165,509          6.37         3,186,813         7.23
                                    -------------   ----------      ------------   -----------      ------------   ----------

Total loans, net of
     unearned income.........          53,153,764       100.00%       49,706,387        100.00%       44,040,268       100.00%
                                                    ==========                     ===========                     ==========

Allowance for loan losses....            (889,076)        1.67%         (882,034)         1.77%         (904,562)        2.05%
                                    -------------   ==========      ------------   ===========      ------------   ==========

Loans, net...................       $  52,264,688                   $ 48,824,353                    $ 43,135,706
                                    =============                   ============                    ============

-------------
     (a) In addition to loans for the purchase, construction, improvement of or investment in real estate, the Bank's real estate loans include all loans for various other consumer or business purposes which are secured by real estate mortgages.
     (b) Installment loans generally include loans secured with mobile homes, automobiles, trucks, boats, and equipment.
     (c) Other loans generally include credit card loans, equity lines to individuals, deposit overdraft protection and deposit overdrafts.

     Average total loans, net of unearned income, were $53.2 million during the year ended December 31, 1998 as compared to $46.9 million during the year ended December 31, 1997, representing a $6.3 million (or 13.35%) increase. Total loans outstanding, net of unearned income, as of December 31, 1998 were $53.2 million as compared to $49.7 million as of December 31, 1997, representing a $3.5 million (or 6.93%) increase. The increase in loans from 1997 to 1998 was primarily attributable to loan originations of $18.2 million which exceeded loan repayments of $14.6 million. During 1997, loan originations were $15.2 million, while loan repayments were $9.3 million. The Bank's loan portfolio is its largest category of earning assets. The Bank is a locally owned and operated commercial bank, serving consumers, professionals, and small-to-medium sized businesses located in the Lee County area. The majority of the Bank's loans currently are to customers located within this area.

     New loans and loan renewals are reviewed by management and the Directors, including the potential created for possible credit concentrations. Management reviews the loan portfolio on a quarterly basis for potential credit concentrations. Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions. As of December 31, 1998 and 1997, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business, exceeded 10% of total loans, except that as of such date loans collateralized with mortgages on real estate represented 67.60% and 65.32%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

     As of December 31, 1998, the maturities and interest rate sensitivity of certain categories of loans based on remaining scheduled principal repayments were as follows:

                                                                       AFTER ONE        OVER
                                                         ONE YEAR       YEAR THRU       FIVE
                                                         OR LESS       FIVE YEARS       YEARS          TOTAL
                                                        ---------      ----------     ---------      ---------
Selected loan categories:
     Commercial..............................           $4,032,504     $2,965,563     $1,087,477     $8,085,544
     Real estate-construction ...............               58,014        202,544        563,259        823,817
                                                        ----------     ----------     ----------     ----------
         Total                                          $4,090,518     $3,168,107     $1,650,736     $8,909,361
                                                        ==========     ==========     ==========     ==========
Loans due after one year:
     Having predetermined interest rates ....                          $1,262,766     $  238,063     $1,500,829
     Having floating interest rates .........                           1,905,341      1,412,673      3,318,014
                                                                       ----------     ----------     ----------
         Total...............................                          $3,168,107     $1,650,736     $4,818,843
                                                                       ==========     ==========     ==========

     The Bank recognizes interest income from loans on the accrual basis. If a loan is placed on non-accrual status, then accrual of interest income is suspended and any interest earned, but unpaid, is charged against current earnings as a reduction in current period interest income. A loan is placed on non-accrual status when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well secured and in the process of collection. In addition, a loan is placed on non-accrual status before 90 days delinquency occurs if management believes that, after giving consideration to economic and business conditions and collection efforts, the collection of interest or principal is doubtful.

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

     The Company has adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan, Income Recognition and Disclosure" ("FAS 118"). FAS 114 and 118 address the accounting by creditors for impairment of certain loans and generally require the Company to identify loans, for which the Company probably will not receive full repayment of principal and interest, as impaired loans. These Statements require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. The Company implemented these Statements by modifying its quarterly review of the adequacy of the allowance for loan losses to also identify and value impaired loans in accordance with guidance in these Statements. Adoption of FAS 114 and 118 did not have a material impact on the Company's financial position or results of operations.

     As of December 31, 1998 and 1997, impaired loans, all of which were considered collateral dependent, totaled $1,109,000 and $687,000, respectively, and the related allowance for loan losses was $186,000 and $128,000, respectively. As of December 31, 1998 and 1997, the net investment in impaired loans was $923,000 and $559,000, respectively. During the years ended December 31, 1998, 1997 and 1996, impaired loans averaged $644,000, $1,082,000 and
$1,214,000, respectively, interest income recognized on impaired loans totaled $108,000, $72,000 and $113,000, respectively, and interest income received on impaired loans totaled $77,000, $39,000 and $91,000, respectively.

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

     As of December 31, 1998, the allowance for loan losses was $889,000 or 1.67% of total loans, net of unearned income, as compared to $882,000 or 1.77% of total loans, net of unearned income, as of December 31, 1997. For the years ended December 31, 1998, 1997 and 1996, the Bank's loan loss experience and its provision for loan losses were as follows:

                                                            1998              1997              1996
                                                       ------------       -----------      ------------
Average loans outstanding ........................     $ 53,195,541       $46,928,627      $ 39,937,293
                                                       ============       ===========      ============
Net loans at end of period .......................     $ 52,264,688       $48,824,353      $ 43,135,706
                                                       ============       ===========      ============

Allowance for loan losses at
     beginning of period .........................     $    882,034       $   904,562      $    852,270
Loans charged-off:
     Commercial ..................................            1,244            11,386            27,535
     Mortgage ....................................           78,220            25,999            17,816
     Installment .................................              763            23,613             6,110
     Other loans .................................           28,046            11,118            46,880
                                                       ------------       -----------      ------------
Total loans charged-off ..........................          108,273            72,116            98,341
                                                       ------------       -----------      ------------
Recoveries of loans previously charged-off:
     Commercial ..................................           53,118            25,877           123,003
     Mortgage ....................................           29,725            19,595            21,925
     Installment .................................           14,116             3,074             3,998
     Other loans .................................           18,356             1,042             1,707
                                                       ------------       -----------      ------------
Total recoveries .................................          115,315            49,588           150,633
                                                       ------------       -----------      ------------
Net loan charged-offs (recoveries) ...............           (7,042)           22,528           (52,292)
Provision charged to expense .....................               --                --                --
                                                       ------------       -----------      ------------

Allowance for loan losses at end of period .......     $    889,076       $   882,034      $    904,562
                                                       ============       ===========      ============

Ratio of net charge-offs during period
     to average net loans outstanding ............             (.01)%             .05%             (.13)%
Allowance for loan losses as a percentage
     of loans, net of unearned income
     at end of period ............................             1.67%             1.77%             2.05%

     During 1998, 13 loans were charged-off, none of which exceeded $31,000. During 1998, there were 21 loans with recoveries, none of which exceeded $23,000.

     Senior management of the Bank and the loan staff meet weekly or more often as needed to review all past due and non-performing loans and to discuss collection actions. The Bank's Board of Directors performs a similar review on at least a monthly basis. Loans are charged-off when and to the extent they are deemed by management to be a loss to the Bank.

     Non-performing assets increased to $974,000 as of December 31, 1998 as compared to $858,000 as of December 31, 1997, which had increased from $811,000 at December 31, 1996, or a respective increase of $116,000 or 13.57% and $47,000 or 5.77%. The increase during 1998 resulted primarily from the increase in loans over 90 days delinquent, partially offset by the sale of certain other real estate owned. The increase during 1997 resulted primarily from the increase in loans over 90 days delinquent. The ratio of non-performing loans as a percent of total loans, net of unearned income, was 1.54%, .69% and .60% as of December 31, 1998, 1997 and 1996, respectively. The allowance for loan losses as a percentage of non-performing loans was 108.64%, 256.59% and 344.34% as of December 31, 1998, 1997 and 1996, respectively.

     As of December 31, 1998, 1997 and 1996, the Bank's non-performing loans and repossessed assets were as follows:

                                                  1998                      1997                        1996
                                           ------------------       --------------------        --------------------

                                                         % OF                      % OF                        % OF
                                                        TOTAL                      TOTAL                       TOTAL
                                            AMOUNT      LOANS         AMOUNT       LOANS         AMOUNT        LOANS
                                            ------      -----        --------      -----        --------      ------
Non-accruing loans:
     Under 90 days delinquent ......       $ 30,778       .06%       $154,278       .31%        $117,930      .27%
     90 or more days delinquent.            787,621      1.48         189,470       .38          144,762      .33
                                           --------      ----        --------       ---         --------      ---
Total non-accruing loans............       $818,399      1.54%       $343,748       .69%        $262,692      .60%
                                           ========      ====        ========       ===         ========      ===

Total real estate owned.............       $156,000                  $514,211                   $548,500
                                           --------                  --------                   --------
Total non-performing assets.........       $974,399                  $857,959                   $811,192
                                           ========                  ========                   ========

Loans delinquent and accruing:
     30 to 59 days..................      $  19,417       .04%       $ 12,648       .03%        $ 21,818      .05%
     60 to 89 days..................          7,150       .01          20,638       .04          105,835      .24
                                           --------      ----        --------       ---         --------      ---
         Total    ..................       $  26,567      .05%       $ 33,286       .07%        $127,653      .29%
                                           ========      ====        ========       ===         ========      ===

Total delinquencies
     30 days and over...............       $844,966      1.59%       $377,034       .76%        $390,345      .89%
                                           ========      ====        ========       ===         ========      ===

     As of December 31, 1998, 1997 and 1996, the Bank did not have any troubled debt restructurings and no loans were over 90 days delinquent and still accruing interest. Non-accruing loans totaled $818,000 as of December 31, 1998 as compared to $344,000 as of December 31, 1997, an increase of $474,000 or 138.08%. The largest non-accruing loan as of December 31, 1998 was a $580,000 first mortgage loan secured with commercial real estate. The second largest non-accruing loan as of December 31, 1998 was a $83,000 first mortgage loan secured with commercial real estate. As of December 31, 1998, this loan was current.

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

     As of December 31, 1998, other real estate owned, all of which is located in Lee County, Florida and which was recorded at the lower of fair value or the loan balance, is comprised of one parcel of raw land with a carrying value of $148,000 (and a fair value of $220,000) and one single-family residential lot with a carrying value of $8,000 (and a fair value of $10,500).

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

     Although the total allowance for loan losses was available to absorb losses from all loans, management allocated the reserve among general portfolio categories for informational and regulatory reporting purposes.

     At December 31, 1998, 1997 and 1996, the allocation of the allowance for loan losses was as follows:

                                             1998                     1997                      1996
                                    ------------------------  ----------------------  ------------------------
                                                     LOANS                   LOANS                     LOANS
                                                    TO TOTAL                TO TOTAL                  TO TOTAL
                                     AMOUNT          LOANS    AMOUNT         LOANS     AMOUNT          LOANS
                                     ------         --------  ------        --------   ------         --------
Commercial loans ..............     $132,000         15.21%  $157,000         18.69%  $177,000         18.31%
Mortgage:
     Construction .............        8,000          1.55     10,000          1.93     11,000          2.34
     Non-construction .........      511,000         66.05    428,000         63.39    450,000         63.97
Installment loans .............       87,000         11.46     74,000          9.62     57,000          8.15
Other loans ...................       53,000          5.73     58,000          6.37     57,000          7.23
Unallocated reserve ...........       98,076            --    155,034            --    152,562            --
                                    --------        ------   --------        ------   --------        ------

Total allowance for loan
 losses........................     $889,076        100.00%  $882,034        100.00%  $904,562        100.00%
                                    ========        ======   ========        ======   ========        ======

INVESTMENT PORTFOLIO

     The carrying value of the Bank's investment portfolio was $28.5 million as of December 31, 1998 as compared to $26.5 million as of December 31, 1997. The average book yield on the Bank's investment portfolio was 6.01% and 6.03% as of December 31, 1998 and 1997, respectively. The average maturity of the Bank's investment portfolio as of December 31, 1998 and 1997, was 119 and 34 months, respectively. There was unrealized net market appreciation of approximately $60,000 as of December 31, 1998.

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

     As of December 31, 1998, the carrying values, the maturities and the average yields of the Bank's investment securities, all of which were taxable, were as follows:

                                                              AFTER ONE YEAR         AFTER 5 YEARS
                                    WITHIN ONE YEAR           THROUGH 5 YEARS      THROUGH 10 YEARS          AFTER 10 YEARS
                                  --------------------    --------------------   --------------------   -----------------------
                                    Amount        Yield     Amount       Yield     Amount       Yield     Amount        Yield
                                  ----------     -------  ---------     -------  ----------    -------  ----------     -------
AVAILABLE-FOR-SALE:
U.S. Agency obligations ......    $        --        --%  $8,499,219      5.90%  $2,206,102      6.34%  $10,783,948      6.38%
                                  ===========    ======   ==========    ======   ==========    ======   ===========    ======

HELD-TO-MATURITY:
U.S. Agency obligations ......    $   692,715      6.23%  $2,918,280      6.25%  $  503,230      6.63%  $        --        --%
Collateralized mortgage
  obligations ................             --        --           --        --           --        --       721,737      5.94
                                  ===========    ======   ==========    ======   ==========    ======   ===========    ======
Total held-to-maturity .......    $   692,715      6.23%  $2,918,280      6.25%  $  503,230      6.63%  $   721,737      5.94%
                                  ===========    ======   ==========    ======   ==========    ======   ===========    ======


DEPOSITS

     The Bank's average core deposits increased to $69.0 million during the year ended December 31, 1998 from $64.6 million during the year ended December 31, 1997 and from $53.4 million during the year ended December 31, 1996, or respective increases of $4.4 million or 6.83% and $11.2 million or 20.84%. Average total deposits increased to $74.7 million during 1998 from $69.9 million during 1997 and from $56.6 million during 1996, or respective increases of $4.8 million or 6.83% and $13.3 million or 23.63%. Average non-interest bearing deposits increased to $16.2 million during

1998 from $13.9 million during 1997 and from $11.1 million during 1996, or respective increases of $2.3 million or 16.68% and $2.8 million or 25.16%. These increases resulted from advertising campaigns coupled with an officer calling program and the opening of a new branch in 1997. For the years ended December 31, 1998, 1997 and 1996 the Bank's average deposit balances and the percent of total average deposits were as follows:



                                               1998                         1997                       1996
                                   -------------------------   -------------------------   -------------------------
                                     AVERAGE           % OF      AVERAGE           % OF     AVERAGE           % OF
                                     AMOUNT            TOTAL     AMOUNT            TOTAL     AMOUNT            TOTAL
                                     ------            -----     ------            -----     ------            -----
Demand deposits:
    Non-interest-bearing .....     $16,200,242         21.69%  $13,884,711         19.85%  $11,093,282         19.61%
    NOW accounts .............      11,867,694         15.89     9,894,916         14.15     7,604,620         13.44
Money Market .................      10,327,895         13.82     9,178,891         13.13     9,332,707         16.50
Savings deposits .............       4,500,132          6.02     3,238,009          4.63     2,360,086          4.17
Time deposits
    under $100,000 ...........      26,068,685         34.89    28,357,929         40.55    23,031,493         40.72
                                   -----------        ------   -----------        ------   -----------        ------
Total core deposits ..........      68,964,648         92.31    64,554,456         92.31    53,422,188         94.44
Time deposits $100,000
    and over .................       5,745,040          7.69     5,379,827          7.69     3,145,980          5.56
                                   -----------        ------   -----------        ------   -----------        ------
Total deposits ...............     $74,709,688        100.00%  $69,934,283        100.00%  $56,568,168        100.00%
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

     As of December 31, 1998 and 1997, the Bank had $116,000 and $225,000,
respectively, of public deposits. As of December 31, 1998 and 1997, no single depositor had deposits totaling in excess of 3% of total deposits. The Bank has not accepted any brokered certificates of deposit. Management does not believe the Bank is dependent on a single deposit customer, or a group of customers concentrated in a particular industry, whose loss or insolvency would have a material adverse effect on the Bank's operations.

     As of December 31, 1998, approximately 6.72% of the Bank's deposits consisted of certificates of deposit in amounts of $100,000 or more, the majority of which were held by residents of the Bank's market area and approximately 77.35% of which will mature within twelve months of December 31, 1998. As of December 31, 1998, the maturity distribution of the Bank's time deposits of $100,000 or more was as follows:

                                                                  AMOUNT
                                                               ----------
         3 months or less............................          $1,268,893
         Over 3 months through 6 months..............           1,226,286
         Over 6 months trough 12 months..............           1,510,574
         Over 12 months..............................           1,173,238
                                                               ----------
         Total time deposits $100,000 and over.......          $5,178,991
                                                               ==========

SHORT-TERM BORROWINGS

     The Bank has entered into short-term borrowing arrangements with certain of its customers. These arrangements, entitled "Sweep Accounts", call for the Bank to automatically transfer customer funds in excess of certain pre-defined amounts from the customer's insured deposit account to the Sweep Account. The Sweep Accounts mature weekly and were collateralized with U. S. Government agency securities totaling $3.3 million as of December 31, 1998; accordingly, they were classified on the Company's consolidated statements of financial condition as securities sold under agreements to repurchase. For the years ended December 31, 1998, 1997 and 1996, the Bank's short-term borrowings were as follows:

                                                    1998            1997            1996
                                                ----------      ----------      ----------
Year ended December 31:
     Average indebtedness outstanding .....     $1,921,772      $1,282,216      $1,194,434
     Average rate paid ....................           3.23%           3.19%           3.23%
     Maximum indebtedness
         at any month-end .................     $4,091,625      $1,793,439      $1,415,369
As of December 31:
     Balance outstanding ..................     $3,136,907      $1,326,473      $  749,057
     Rate paid ............................           3.42%           3.16%           3.15%

CAPITAL RESOURCES

     The Holding Corporation's total shareholders' equity was $9.3 million and $7.6 million as of December 31, 1998 and 1997, respectively. This increase was the result of 1998's net income of $1.7 million, exercise of stock options totaling $274,000 and the $22,000 increase in the net unrealized securities gains to December 31, 1998 from December 31, 1997 offset by the $253,000 dividend declared and payable as of December 31, 1998. The Bank's total shareholder's equity was $8.9 million and $7.2 million as of December 31, 1998 and 1997, respectively. The increase in the Bank's shareholder's equity was the result of the Bank's net income of $1.7 million and the $22,000 increase in the net unrealized securities gains to December 31, 1998 from December 31, 1997.

     Banking laws and regulations limit the amount of dividends that may be paid by financial institutions, including the Company. In addition, banking regulations impose certain minimum capital ratios on financial institutions, including the Company, which also restrict the Company's right to pay dividends. The federal banking regulatory authorities have adopted certain "prompt corrective action" rules with respect to depository institutions. The rules establish five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. As of December 31, 1998, the Bank met the capital ratios of a "well capitalized" financial institution with a total risk-based capital ratio of 17.45%, a Tier 1 risk-based capital ratio of 16.19%, and a Tier 1 leverage ratio of 10.00%. Depository institutions which fall below the "adequately capitalized" category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as "significantly undercapitalized" and, if the institution is "critically undercapitalized," the banking regulatory agencies have the right to appoint a receiver or conservator.

     The Bank's total risk-based capital (total capital to risk-weighted assets), Tier 1 risk-based capital (Tier 1 capital to risk-weighted assets) and leverage (Tier 1 capital to total average assets during the three months ended December 31) ratios as compared to the ratios mandated by the FDIC were as follows:

                                                            TOTAL        TIER 1
                                                         RISK-BASED     RISK-BASED          LEVERAGE
                                                        CAPITAL RATIO  CAPITAL RATIO          RATIO
                                                        -------------  -------------        ---------
Well capitalized per FDIC (minimum ratios)......           10.00%            6.00%             5.00%
Bank: December 31, 1997.........................           15.46            14.20              8.55
      December 31, 1998.........................           17.45            16.19             10.00

ASSET AND LIABILITY MANAGEMENT

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

LIQUIDITY

     Holding Corporation. The Holding Corporation's operating revenue and net income are derived solely from the Bank through interest income on its deposit accounts, dividends and management fees. There are various statutory and contractual limitations on the ability of the Bank to pay dividends, extend credit, or otherwise supply funds to the Holding Corporation. The FDIC and the Florida Department of Banking and Finance also have the general authority to limit the dividends paid by insured banks and bank holding companies. Until the $.20 dividend declared as of December 31, 1998 and 1997, the Holding Corporation had not paid any cash dividends and, prior to its acquisition by the Holding Corporation on January 30, 1991, the Bank had not paid any cash dividends to its shareholders.

     Bank. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, the Bank's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity or sale of other earning assets. In addition to cash and due from banks, the Bank considers all securities available-for-sale and all federal funds sold as primary sources of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, and the asset/liability mix within the balance sheet, as well as the Bank's overall reputation in the community. During the years ended December 31, 1998, 1997 and 1996, investing activities used $5.9 million, $13.9 million and $6.3 million, respectively, of cash. During the years ended December 31, 1998, 1997 and 1996, financing activities provided $5.8 million, $9.8 million and $7.1 million, respectively, of cash. These activities primarily resulted from the Bank focusing its efforts on growth through an advertisement campaign, as well as an officer calling campaign and the opening of a new branch in 1997.

RESULTS OF OPERATIONS

SUMMARY

     The Company's net income was $1.7 million for the year ended December 31, 1998, or $1.37 per share, as compared to $1.4 million for the year ended December 31, 1997, or $1.18 per share, and $1.0 million for the year ended December 31, 1996, or $.83 per share. For the years ended December 31, 1998, 1997 and 1996, the Company's performance ratios were as follows:

                                                    1998         1997       1996
                                                  --------     --------   --------
Return on average assets.......................      1.97%       1.82%      1.57%
Return on average equity.......................     21.03       21.39      18.44
Average equity to average assets...............      9.38        8.49       8.52

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

     The Bank's net interest income increased to $3.9 million during the year ended December 31, 1998 from $3.4 million during the year ended December 31, 1997, an increase of $460,000 or 13.55%. The increase was primarily due to the increase in average interest-earning assets and average interest-bearing liabilities. The 12.99% volume increase in 1998 from 1997 in loan interest income was primarily attributable to the 11.78% increase in average loans and the 2.85% volume decrease in 1998 from 1997 in investment interest income was primarily attributable to the 3.37% decrease in average investments. The yield on the loan portfolio decreased 38 basis points, while the yield on the investment portfolio increased 20 basis points. The interest rates paid on interest-bearing liabilities decreased 36 basis points. The result was an increase in the net interest margin to 4.91% during 1998 from 4.65% during 1997.

     The increase (decrease) during the year ended December 31, 1998 from the year ended December 31, 1997 in the Bank's interest income earned and interest expense paid resulting from changes in volumes of, rates earned or paid on, and the combined effect of changes in both volume and rate on various categories of interest-earning assets and interest-bearing liabilities were as follows:

                                                                                 VOLUME/
ASSETS:                                              VOLUME          RATE          RATE           TOTAL
-------                                              ------          ----          ----           -----
Loans:
     Commercial ..............................     $  49,737      $ (62,024)     $ (3,540)     $ (15,827)
     Mortgage ................................       341,946       (111,179)      (13,571)       217,196
     Installment .............................       151,643          7,469         3,269        162,381
     Other ...................................        15,835         (5,837)         (326)         9,672
                                                   ---------      ---------      --------      ---------
         Total loans .........................       559,161       (171,571)      (14,168)       373,422
Investment securities ........................        48,398         40,464         1,659         90,521
Federal funds sold ...........................       (92,111)         5,544        (1,436)       (88,003)
                                                   ---------      ---------      --------      ---------
Total interest income ........................       515,448       (125,563)      (13,945)       375,940
                                                   ---------      ---------      --------      ---------

LIABILITIES:
Interest-bearing deposits:
     NOW accounts ............................        26,703        (15,279)       (3,047)         8,377
     Money market accounts ...................        30,658          2,236           280         33,174
     Savings deposits ........................        28,071         (6,571)       (2,561)        18,939
     Time deposits:
         Under $100,000 ......................      (131,175)       (45,427)        3,667       (172,935)
         $100,000 and over ...................        20,562        (12,462)         (846)         7,254
                                                   ---------      ---------      --------      ---------
     Total interest-bearing deposits .........       (25,181)       (77,503)       (2,507)      (105,191)
Securities sold under agreements
     to repurchase ...........................        20,371            520           259         21,150
                                                   ---------      ---------      --------      ---------
Total interest expense .......................        (4,810)       (76,983)       (2,248)       (84,041)
                                                   ---------      ---------      --------      ---------

Net interest income ..........................     $ 520,258      $ (48,580)     $(11,697)     $ 459,981
                                                   =========      =========      ========      =========

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

     The increase (decrease) during the year ended December 31, 1997 from the year ended December 31, 1996 in the Bank's interest income earned and interest expense paid resulting from changes in volumes of, rates earned or paid on, and the combined effect of changes in both volume and rate on various categories of interest-earning assets and interest-bearing liabilities were as follows:

                                                                                            VOLUME/
ASSETS:                                         VOLUME          RATE          RATE           TOTAL
-------                                         ------          ----          ----           -----
Loans:
     Commercial ........................     $    92,639      $ 10,374      $  1,252      $ 104,265
     Mortgage ..........................         413,706       (40,469)       (6,876)       366,361
     Installment .......................         126,857        (3,029)       (1,711)       122,117
     Other .............................           3,987        (9,471)         (131)        (5,615)
                                             -----------      --------      --------      ---------
         Total loans ...................         637,189       (42,595)       (7,466)       587,128
Investment securities ..................         201,354        (2,091)         (429)       198,834
Federal funds sold .....................         176,092         3,676         3,758        183,526
                                             -----------      --------      --------      ---------
Total interest income ..................       1,014,635       (41,010)       (4,137)       969,488
                                             -----------      --------      --------      ---------

LIABILITIES:
------------
Interest-bearing deposits:
     NOW accounts ......................          37,158       (20,445)       (6,157)        10,556
     Money market accounts .............          (4,003)        6,158          (101)         2,054
     Savings deposits ..................          19,520            14             6         19,540
     Time deposits:
         Under $100,000 ................         308,286       (13,308)       (3,077)       291,901
         $100,000 and over .............         126,475          (998)         (709)       124,768
                                             -----------      --------      --------      ---------
     Total interest-bearing deposits ...         487,436       (28,579)      (10,038)       448,819
Securities sold under agreements
     to repurchase .....................           2,839          (578)          (43)         2,218
                                             -----------      --------      --------      ---------
Total interest expense .................         490,275       (29,157)      (10,081)       451,037
                                             -----------      --------      --------      ---------

Net interest income ....................     $   524,360      $(11,853)     $  5,944      $ 518,451
                                             ===========      ========      ========      =========

     As interest rates continue to change, the Bank's net interest margin may be squeezed by the repricing of the interest-earning assets at different times than the repricing of interest-costing liabilities.

PROVISION FOR LOAN LOSSES

     The Bank made no provision for loan losses during the years ended December 31, 1998, 1997 and 1996. Net loan charge-offs (recoveries) during 1998, 1997 and 1996 were $(7,000), $23,000 and $(52,000), respectively. The amount provided for loan losses was based on an evaluation by management of the amount needed to maintain the allowance at a level sufficient to cover anticipated losses and the inherent risk of losses in the loan portfolio. As of December 31, 1998 and 1997, the allowance for loan losses as a percentage of loans net of unearned income was 1.67% and 1.77%, respectively, and as a percentage of non-accrual loans was 108.64% and 256.59%, respectively. See "--Financial Condition-Allowance for Loan Losses".

NON-INTEREST INCOME

     Deposit service charge income increased $31,000 or 6.33% to $520,000 (or .70% of average deposits) during the year ended December 31, 1998, after increasing $34,000 or 7.35% to $489,000 (or .70% of average deposits) during the year ended December 31, 1997 from $455,000 (or .80% of average deposits) during the year ended December 31, 1996. These increases primarily resulted from an increase in service charge income on demand deposit accounts and increases in the volume of overdraft charges. During 1998, the Bank sold certain properties included in other real estate owned and recognized a $403,000 gain. During 1996, the Bank sold $2.5 million of investments available-for-sale recognizing a $4,000 gain. Also during 1996, the Bank received a $70,000 settlement with Lee County for business damages resulting from the Mid-Point bridge construction in front of the Colonial branch.

NON-INTEREST EXPENSE

     Personnel expenses increased to $1.6 million during the year ended December 31, 1998, from $1.4 million and $1.3 million during the respective years ended December 31, 1997 and 1996, or respective increases of $202,000 or 14.56% and $114,000 or 8.92%. The increase to 1998 from 1997 and to 1997 from 1996 primarily resulted from salaries paid to the employees at the new branch, as well as compensation increases for existing employees. The monthly average of full-time equivalent employees during 1998 was 40.1 as compared to 35.8 employees during 1997 and 33.2 employees during 1996. As of December 31, 1998, the Bank employed 37 full-time and 4 part-time employees.

     Occupancy expense increased $67,000 or 12.29% during the year ended December 31, 1998 to $612,000 after increasing $20,000 or 3.69% to $545,000 during the year ended December 31, 1997, from $525,000 during the year ended December 31, 1996. The increase in 1998 from 1997 primarily resulted from additional costs of the new branch and acquisition of the main office land and building. The increase in 1997 from 1996 also resulted from additional costs of the new branch, as well as the addition of computers.

     Advertising expense decreased $23,000 or 21.84% during the year ended December 31, 1998 to $84,000 after increasing $33,000 or 44.65% to $74,000 during the year ended December 31, 1997, from $57,000 during the year ended December 31, 1996. The decrease in 1998 from 1997 primarily resulted from a decrease in print advertising. The increase in 1997 from 1996 primarily resulted from the cost of the advertising campaigns.

     Supplies expense decreased to $71,000 during the year ended December 31, 1998, after increasing to $78,000 during the year ended December 31, 1997 from $64,000 during the year ended December 31, 1996, or a decrease of $7,000 or 9.35% during 1998 and an increase of $14,000 or 21.61% during 1997. The decrease in 1998 from 1997 resulted primarily from a decrease in bank forms expense. The increase in 1997 from 1996 resulted from the Bank purchasing more supplies to meet the needs of increased loans and deposits, including supplies to stock the new branch.

     Loan collection expenses, excluding legal expenses but including real estate taxes, insurance, loss on the sale of other real estate owned, and appraisal costs on real estate in foreclosure, decreased $34,000 or 36.48% to $59,000 for the year ended December 31, 1998, after increasing to $93,000 during the year ended December 31, 1997, from $50,000, or an increase of $43,000 or 87.93%. The decrease in 1998 and increase in 1997 resulted primarily from an increase in write-downs of other real estate owned during 1997.

     Legal expenses decreased to $53,000 during the year ended December 31, 1998, from $72,000 and $99,000 during the years ended December 31, 1997 and 1996, respectively, or respective decreases of $19,000 or 25.73% and $27,000 or 27.62%. These decreases reflected the reduction in collection actions handled by the Bank's attorneys.

     Other operating expenses increased to $786,000 during the year ended December 31, 1998, from $538,000 and $521,000 during the years ended December 31, 1997 and 1996, respectively, or respective increases of $248,000 or 45.97% and $17,000 or 3.28%. The 1998 increase primarily resulted from the item processing and data processing being outsourced by the Bank. The 1997 increase primarily resulted from the increased costs associated with the increase in the size of the Bank.

INCOME TAXES

     During the years ended December 31, 1998, 1997 and 1996, the Company had a benefit for income taxes of $55,000, $261,000 and $108,000 by recording deferred income tax assets resulting from the corresponding reduction in the valuation allowance associated with the Company's tax loss carry forward. At December 31, 1998, the Company had a net operating loss carry forward of $1.3 million for Federal income tax reporting purposes. The Internal Revenue Service examined without change the Bank's Federal income tax return for the year ended December 31, 1988.

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

YEAR 2000 ISSUES

     Overview: The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, date-sensitive software and/or hardware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or other disruption of operations and may impede normal business activities. In June 1996, the Federal Financial Institutions Examination Council ("FFIEC") alerted the banking industry of the serious challenges that would be encountered with the Year 2000 issue. The FDIC has also implemented a plan to require compliance with Year 2000 issues and regularly reviews the Bank's progress. In accordance with FFIEC and FDIC recommendations, the Bank has implemented a five-phase approach to address the Year 2000 problem.

     State of Readiness: In accordance with FDIC guidelines, the Bank has developed a five-phase comprehensive plan which it believes will result in timely and adequate modifications of its systems and technology to address its Year 2000 issues, which contemplates all system conversions and testing to be substantially completed by December 31, 1999. The Bank has completed an assessment of its mission-critical and other systems for Year 2000 compliance and is currently in the third and fourth of five phases of compliance ("renovation and validation"), as defined by the FFIEC. The Bank has tested its non-information technology systems, such as environmental and alarm systems, and found them to be Year 2000 compliant.

     To determine the readiness of its customers, the Bank has sent a questionnaire to, and received responses from, its significant borrowers to determine the extent of risk created by any failure by them to remediate their own Year 2000 issues. The Bank's strategic plan provides, if necessary, a Year 2000 contingency reserve of not less than $10,000 for borrowers with high Year 2000 risks. The Bank will reassess each significant borrowing customer's risk on a regular basis.

     To determine the readiness of its vendors, the Bank has sent out a letter to each significant vendor inquiring about their compliance with Year 2000. For those vendors that have responded that they are Year 2000 compliant and that the Bank has determined to not have a material impact on its operations, no further work is performed. For those vendors that have responded they are working towards Year 2000 compliance and that the Bank has determined to be significant, including mission-critical vendors, the Bank plans to follow up on a regular basis through 1999. These vendors have advised that they expect to be Year 2000 compliant before December 31, 1999. If those vendors do not demonstrate compliance by a certain date, the Bank will seek other alternatives, which may include seeking replacement vendors.

     Costs and Risks: Most of the Bank's computer hardware and software applications were modified or replaced in order to both upgrade its existing systems and maintain functionality as the Year 2000 approaches. The Bank had spent approximately $214,000 as of December 31, 1998 to address its Year 2000 issues and upgrade its systems in general. Although additional costs will likely be incurred in preparation for the Year 2000, the Bank does not expect such costs to have a material impact on its financial condition or results of operations.

     Ultimately, the potential impact of the Year 2000 issue will depend not only on the corrective measures the Bank undertakes, but also on the way in which the Year 2000 issue is addressed by governmental agencies, businesses and other entities who receive data from the Bank, or whose financial condition or operational capability is important to the Bank, such as suppliers or customers. At worst, the Bank's customers and vendors will face severe Year 2000 issues, which may cause borrowers to become unable to service their loans. The Bank may also be required to replace non-compliant vendors with more expensive Year 2000-compliant vendors. At this time, the Bank cannot determine the financial effect on its operations if significant customer and/or vendor remediation efforts are not resolved in a timely manner.

     Contingency Plan: The Bank has created a contingency plan that would take effect should there be circumstances preventing timely implementation. The Bank intends to review mission-critical systems again by the end of the second quarter of 1999 and, if such systems have not become Year 2000 compliant, will retain a new vendor to resolve these issues. The Bank has also identified alternate procedures to achieve a successful resumption of business in case of mission-critical system failures, including manual systems and supplemental power capability.

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

     At December 31, 1998, $34.3 million or 41.99% of the Company's total interest-earning assets were subject to rate adjustment during 1999, while a total of $53.7 million or 86.31% of the Company's total interest-bearing liabilities were subject to adjustment during that same period. As reflected by the table, the Company had a cumulative "negative" gap of $19.4 million for the year following December 31, 1998.

     At December 31, 1998, an analysis of the interest rate sensitivity of the Company's assets and liabilities was as follows:


                                    Immediately
                                   Adjustable or
                                      Less Than       31 to 90       91 to 180     181 to 365       Over 365
                                       30 Days          Days            Days          Days             Days          Total
                                   -------------    ------------   -----------    -------------   -------------  -----------
Loans:
Commercial:
   Variable-interest rate ......    $  5,785,721    $       ---    $        ---    $         --    $        --   $ 5,785,721
   Fixed-interest rate .........         110,904        202,514         301,005         370,834      1,314,566     2,299,823
Mortgage:
   Construction:
     Variable-interest rate ....         582,320             --              --              --             --       582,320
     Fixed-interest rate .......              --             --           7,591          47,641        186,265       241,497
   Non-construction:
     Variable-interest rate ....      16,976,229             --              --              --             --    16,976,229
     Fixed-interest rate .......         347,779        287,935       1,317,075       1,203,742     14,976,428    18,132,959
Installment ....................          77,784        156,136         179,280         397,258      5,282,065     6,092,523
Other ..........................       3,042,692             --              --              --             --     3,042,692
                                    ------------    -----------    ------------    ------------    -----------   -----------
   Total loans .................      26,923,429        646,585       1,804,951       2,019,475     21,759,324    53,153,764
Federal funds sold .............       2,210,539             --              --              --             --     2,210,539
Investments available-
   for sale ....................              --             --              --              --     21,489,269    21,489,269
Investments held-
   to-maturity .................              --             --         238,983         453,732      4,143,247     4,835,962
                                    ------------    -----------    ------------    ------------    -----------   -----------
   Total earning assets ........      29,133,968        646,585       2,043,934       2,473,207     47,391,840   $81,689,534
                                    ------------    -----------    ------------    ------------    -----------   ===========

DEPOSITS:
NOW Accounts ...................      14,431,425             --              --              --             --   $14,431,425
Money Market ...................      11,315,901             --              --              --             --    11,315,901
Savings deposits ...............       4,742,188             --              --              --             --     4,742,188
Time deposits:
   Under $100,000 ..............       1,479,912      2,377,195       4,749,714       7,495,850      7,348,762    23,451,433
   $100,000 and over ...........         400,088        868,805       1,226,286       1,510,574      1,173,238     5,178,991
                                    ------------    -----------    ------------    ------------    -----------   -----------
   Total costing deposits ......      32,369,514      3,246,000       5,976,000       9,006,424      8,522,000    59,119,938
Sweep accounts .................       3,136,907             --              --              --             --     3,136,907
                                    ------------    -----------    ------------    ------------    -----------   -----------
   Total costing liabilities ...      35,506,421      3,246,000       5,976,000       9,006,424      8,522,000   $62,256,845
                                    ------------    -----------    ------------    ------------    -----------   ===========

INTEREST RATE
   SENSITIVITY GAP:
Amount .........................     $(6,372,453)   $(2,599,415)    $(3,932,066)   $ (6,533,217)   $38,869,840
                                     ===========    ===========     ===========    ============    ===========
% of total assets ..............           (7.07)%        (2.88)%         (4.36)%         (7.24)%        43.10%
                                     ===========    ===========     ===========    ============    ===========

CUMULATIVE INTEREST
   RATE SENSITIVITY GAP:
Amount .........................     $(6,372,453)   $(8,971,868)    $(12,903,934)  $(19,437,151)   $19,432,689
                                     ===========    ===========     ============   ============    ===========
% of total assets ..............           (7.07)%        (9.95)%        (14.31)%        (21.55)%        21.55%
                                     ===========    ===========     ============   ============    ===========

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

CAPITAL STOCK

     There is no established public trading market for the Holding Corporation's common stock. Management of the Holding Corporation is aware of certain transactions in its common stock that occurred in 1998 and 1997 although the trading prices of all stock transactions are not known. At December 31, 1998, there were 1,265,350 shares of Holding Corporation common stock outstanding held by 685 shareholders of record.

     Until the $.20 per share dividend (or a total of $253,000 and $242,000) was declared as of December 31, 1998 and 1997, respectively, the Holding Corporation had not paid any dividends since it was organized in January, 1991 and, prior thereto, the Bank did not pay any dividends to its shareholders since its organization in May, 1988. The ability of the Holding Corporation to pay dividends is subject to statutory restrictions on cash dividends applicable to Florida corporations. Further, the Holding Corporation's primary source of income is the dividends it receives from the Bank, which declared a $247,000 dividend payable as of December 31, 1997 to the Holding Company. The Florida Banking Code imposes certain restrictions on the right of Florida state banking corporations, such as the Bank, from paying dividends.

     Transactions in Company common stock are infrequent and are negotiated privately between the persons involved in those transactions. The following sets forth the high and low trading prices for certain trades of Holding Corporation common stock that occurred in transactions known to management in the respective periods during 1998 and 1997:

                                                     1998                                       1997
                                     ------------------------------------     -------------------------------------
                                      HIGH            LOW         SHARES         HIGH           LOW          SHARES
                                      ----            ---         ------         ----           ---          ------
1st Quarter....................      $10.50         $10.00        11,500        $ 7.25         $6.00          4,800
2nd Quarter....................       11.00          10.00         1,600         10.00          7.00          3,350
3rd Quarter.....................      11.50          10.50         4,250         10.00          7.25          5,890
4th Quarter.....................        ---            ---           ---         10.75          8.00         45,900

SPECIAL SHAREHOLDERS MEETING

     The Holding Corporation's Special Shareholders Meeting will be held on Wednesday, May 12, 1999 at 4:00 p.m. at the Bank's Colonial Office, 1500 Colonial Boulevard, Fort Myers, Florida 33919.

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

     CAROLE A. GREEN is a Florida State Legislator for District 75. She served on the Board of Lee Memorial Health System from 1995 through 1998. She also serves on The Children's Hospital Development Board and the Lee Memorial Foundation.

     ROBERT ERNEST HENDRY, a dentist, is a Fort Myers native. He served on the board of directors of Exchange National Bank in Fort Myers from 1980 to 1983, and was a founding director of Security National Bank from 1983 until 1988. He serves as Chairman of the Holding Corporation's Board.

     JAMES T. HUMPHREY, JR., is a senior member of the law firm of Humphrey & Knott, P.A. located in Fort Myers. He served as city judge from 1972 to 1973, and as county attorney from 1973 to 1977. His law firm is the Company's general legal counsel.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of South Florida Bank Holding Corporation

     We have audited the consolidated statements of financial condition of South Florida Bank Holding Corporation as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of South Florida Bank Holding Corporation as of December 31, 1998 and 1997, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




BREWER, BEEMER, KUEHNHACKL & KOON, P.A.

Orlando, Florida
January 29, 1999

                     SOUTH FLORIDA BANK HOLDING CORPORATION
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                   DECEMBER 31,
                                                        -----------------------------
                                                             1998             1997
                                                        ------------     ------------
ASSETS
------
Cash and due from banks ............................    $  6,098,905     $  5,001,112
Federal funds sold .................................       2,210,539        1,998,000
Investments available-for-sale .....................      21,489,269       16,584,500
Investments held-to-maturity (market value of
     $4,861,149 and $7,980,325) ....................       4,835,962        7,967,268
Loans, net of allowance for loan losses of
     $889,076 and $882,034 .........................      52,264,688       48,824,353
Accrued interest receivable ........................         509,791          600,536
Premises and equipment, net ........................       1,840,965          589,881
Other real estate owned ............................         156,000          514,211
Other assets .......................................         774,303          779,497
                                                        ------------     ------------

     Total assets ..................................    $ 90,180,422     $ 82,859,358
                                                        ============     ============

LIABILITIES
-----------
Deposits:
     Demand deposits ...............................    $ 17,905,376     $ 14,238,948
     NOW accounts ..................................      14,431,425       11,125,578
     Money market accounts .........................      11,315,901        8,621,852
     Savings deposits ..............................       4,742,188        3,635,619
     Time deposits under $100,000 ..................      23,451,433       29,279,400
     Time deposits $100,000 and over ...............       5,178,991        6,197,891
                                                        ------------     ------------
         Total deposits ............................      77,025,314       73,099,288
Securities sold under agreements to repurchase .....       3,136,907        1,326,473
Accrued interest payable ...........................         361,265          457,407
Other liabilities ..................................         313,367          353,704
                                                        ------------     ------------

     Total liabilities .............................      80,836,853       75,236,872
                                                        ------------     ------------

Commitments and contingencies (Notes B, E and I)

SHAREHOLDERS' EQUITY
--------------------
Common stock, $.01 par value, 10,000,000 shares
     authorized, 1,265,350 and 1,210,975 shares
     outstanding ...................................          12,654           12,110
Additional paid-in capital .........................      10,639,771       10,366,378
Net unrealized securities gains ....................          21,828              324
Retained deficit ...................................      (1,330,684)      (2,756,326)
                                                        ------------     ------------

     Total shareholders' equity ....................       9,343,569        7,622,486
                                                        ------------     ------------

     Total liabilities and shareholders' equity ....    $ 90,180,422     $ 82,859,358
                                                        ============     ============




          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     SOUTH FLORIDA BANK HOLDING CORPORATION
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                 1998             1997              1996
                                                              ----------       ----------       -----------
INTEREST AND FEE INCOME FROM EARNING ASSETS:
Loans ................................................        $4,676,703       $4,303,281       $ 3,716,153
Federal funds sold ...................................           267,721          355,724           172,198
Investment securities ................................         1,270,676        1,180,155           981,321
                                                              ----------       ----------       -----------
     Total interest income ...........................         6,215,100        5,839,160         4,869,672
                                                              ----------       ----------       -----------

INTEREST EXPENSE:
Deposits:
     NOW accounts ....................................           142,311          133,934           123,378
     Money market accounts ...........................           259,919          231,943           230,998
     Savings deposits ................................            90,955           72,016            52,476
     Time deposits under $100,000 ....................         1,451,995        1,624,930         1,333,029
     Time deposits $100,000 and over .................           310,140          302,886           178,118
Other ................................................            61,991           40,841            38,623
                                                              ----------       ----------       -----------
     Total interest expense ..........................         2,317,311        2,406,550         1,956,622
                                                              ----------       ----------       -----------

NET INTEREST INCOME ..................................         3,897,789        3,432,610         2,913,050
PROVISION FOR LOAN LOSSES ............................                --               --                --
                                                              ----------       ----------       -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES...         3,897,789        3,432,610         2,913,050
                                                              ----------       ----------       -----------

NON-INTEREST INCOME:
Service charge income ................................           519,648          488,711           455,246
Realized securities gains ............................                --               --             3,828
Gain on sale of other real estate owned ..............           402,759               --                --
Other.................................................            86,524           87,367           152,439
                                                              ----------       ----------       -----------
     Total non-interest income .......................         1,008,931          576,078           611,513
                                                              ----------       ----------       -----------

NON-INTEREST EXPENSES:
Personnel expense ....................................         1,588,218        1,386,331         1,272,815
Occupancy expense ....................................           611,731          544,767           525,366
Advertising ..........................................            83,759          107,161            74,084
Supplies .............................................            70,669           77,954            64,103
Loan collection expenses .............................            59,189           93,180            49,582
Legal expenses .......................................            53,300           71,767            99,147
FDIC insurance .......................................            30,079           26,587            25,921
Other ................................................           785,961          538,438           521,339
                                                              ----------       ----------       -----------
     Total non-interest expenses .....................         3,282,906        2,846,185         2,632,357
                                                              ----------       ----------       -----------

INCOME BEFORE INCOME TAXES ...........................         1,623,814        1,162,503           892,206
BENEFIT FOR INCOME TAXES .............................            54,898          261,218           108,000
                                                              ----------       ----------       -----------

NET INCOME ...........................................         1,678,712        1,423,721         1,000,206
NET UNREALIZED SECURITIES GAINS (LOSSES), NET OF TAX
   OF $13,180, $20,370 AND $32,831, RESPECTIVELY .....            21,504           33,235           (53,566)
                                                              ----------       ----------       -----------

COMPREHENSIVE INCOME .................................        $1,700,216       $1,456,956       $   946,640
                                                              ==========       ==========       ===========

NET INCOME PER SHARE:
     Basic ...........................................        $     1.37       $     1.18       $       .83
                                                              ==========       ==========       ===========
     Diluted .........................................        $     1.36       $     1.15       $       .82
                                                              ==========       ==========       ===========

Weighted average number of common shares .............         1,229,924        1,210,975         1,207,696
                                                              ==========       ==========       ===========


           The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     SOUTH FLORIDA BANK HOLDING CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                         NET
                                                                      UNREALIZED                          TOTAL
                                                       ADDITIONAL     SECURITIES                          SHARE-          NUMBER
                                         COMMON         PAID-IN         GAINS          RETAINED           HOLDERS'          OF
                                          STOCK         CAPITAL        (LOSSES)         DEFICIT           EQUITY          SHARES
                                         -------      -----------      --------       -----------       ----------       ---------

Balance,
   December 31, 1995 ..............      $11,960      $10,291,528      $ 20,655       $(4,938,058)      $5,386,085       1,195,975

Proceeds from exercise of
   15,000 stock options ...........          150           74,850            --                --           75,000          15,000

Unrealized depreciation on
   investments available-for-sale,
   net of related taxes ...........           --               --       (53,566)               --          (53,566)             --

Net income for 1996 ...............           --               --            --         1,000,206        1,000,206              --
                                         -------      -----------      --------       -----------       ----------       ---------

Balance,
   December 31, 1996 ..............       12,110       10,366,378       (32,911)       (3,937,852)       6,407,725       1,210,975

Unrealized appreciation on
   investments available-for-sale,
   net of related taxes. ..........           --               --        33,235                --           33,235              --

Dividend declared
   at $.20 per share ..............           --               --            --          (242,195)        (242,195)             --

Net income for 1997 ...............           --               --            --         1,423,721        1,423,721              --
                                         -------      -----------      --------       -----------       ----------       ---------

Balance,
   December 31, 1997 ..............       12,110       10,366,378           324        (2,756,326)       7,622,486       1,210,975

Proceeds from exercise of
   54,375 stock options ...........          544          273,393            --                --          273,937          54,375

Unrealized appreciation on
   investments available-for-sale,
   net of related taxes ...........           --               --        21,504                --           21,504              --

Dividend declared
   at $.20 per share ..............           --               --            --          (253,070)        (253,070)             --

Net income for 1998 ...............           --               --            --         1,678,712        1,678,712              --
                                         -------      -----------      --------       -----------       ----------       ---------

Balance,
   December 31, 1998 ..............      $12,654      $10,639,771      $ 21,828       $(1,330,684)      $9,343,569       1,265,350
                                         =======      ===========      ========       ===========       ==========       =========

           The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     SOUTH FLORIDA BANK HOLDING CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                            ------------------------------------------------
                                                                1998               1997               1996
                                                            ------------       ------------       -----------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Interest received ....................................      $  6,305,845          5,690,445         4,914,008
Non-interest income ..................................         1,008,931            576,078           611,513
Interest paid ........................................        (2,413,453)        (2,392,681)       (2,035,555)
Personnel expenses ...................................        (1,588,218)        (1,386,331)       (1,272,815)
Other operating expenditures .........................        (1,885,110)        (1,268,178)       (1,235,772)
                                                            ------------       ------------       -----------
Net cash provided by operating activities ............         1,427,995          1,219,333           981,379
                                                            ------------       ------------       -----------

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Investments available-for-sale:
     Purchases .......................................       (18,959,759)       (10,054,730)       (6,546,175)
     Maturities ......................................        14,100,000          2,000,000         7,006,520
     Sales ...........................................                --                 --         2,454,923
Investments held-to-maturity:
     Purchases .......................................        (2,000,000)        (3,987,621)       (6,948,492)
     Maturities ......................................         5,135,128          4,183,364         5,174,703
Proceeds from the sale of other real estate owned ....           788,885             83,300            78,377
Increase in loans ....................................        (3,501,250)        (5,737,658)       (7,486,716)
Purchases of premises and equipment ..................        (1,448,869)          (338,011)          (51,586)
                                                            ------------       ------------       -----------
Net cash used in investing activities ................        (5,885,865)       (13,851,356)       (6,318,446)
                                                            ------------       ------------       -----------

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Increase (Decrease) in:
     Demand deposits .................................         3,666,428           (976,663)        4,825,558
     NOW accounts ....................................         3,305,847          3,284,228          (626,162)
     Money market accounts ...........................         2,694,049            872,070          (602,799)
     Savings deposits ................................         1,106,569            909,779           519,124
     Time deposits ...................................        (6,846,867)         5,122,099         3,781,218
Securities sold under agreements to repurchase .......         1,810,434            577,416          (874,263)
Dividends paid to shareholders .......................          (242,195)                --                --
Proceeds from exercise of stock options ..............           273,937                 --            75,000
                                                            ------------       ------------       -----------
Net cash provided by financing activities ............         5,768,202          9,788,929         7,097,676
                                                            ------------       ------------       -----------

NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS ................................         1,310,332         (2,843,094)        1,760,609

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD .....         6,999,112          9,842,206         8,081,597
                                                            ------------       ------------       -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD ...........      $  8,309,444       $  6,999,112       $ 9,842,206
                                                            ============       ============       ===========



          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     SOUTH FLORIDA BANK HOLDING CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (CONTINUED)

    Reconciliation of net income to net cash provided by operating activities

                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------------
                                                              1998               1997               1996
                                                           -----------        -----------        -----------
Net income .........................................       $ 1,678,712        $ 1,423,721        $ 1,000,206

Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization .................           183,637            156,564            145,666
     Benefit for income taxes ......................           (54,898)          (261,218)          (108,000)
     Writedown of other real estate owned ..........            33,000                 --                 --
     Net gain on sale of other real estate owned....          (402,759)                --                 --
     Decrease (Increase) in:
         Accrued interest receivable ...............            90,745           (148,715)            44,336
         Other assets ..............................            46,912            (34,965)             4,079
     Increase (Decrease) in:
         Accrued interest payable ..................           (96,142)            13,869            (78,933)
         Other liabilities .........................           (51,212)            70,077            (25,975)
                                                           -----------        -----------        -----------

Net cash provided by operating activities ..........       $ 1,427,995        $ 1,219,333        $   981,379
                                                           ===========        ===========        ===========

Supplemental schedule of non-cash activities:
     Loans transferred to other real estate owned...       $    60,915        $   106,586        $    78,377

     Net unrealized securities gains (losses) ......            21,504             33,235            (53,566)

     Dividend declared, not paid ...................           253,070            242,195                 --




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

Loan Impairment and Losses

         The Bank has adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan, Income Recognition and Disclosure" ("FAS 118"). These statements address the accounting by creditors for impairment of certain loans. The Statements generally require the Bank to identify loans for which the Bank probably will not receive full repayment of principal and interest, as impaired loans. The Statements require that impaired loans be valued at either (i) the present value of expected future cash flows, discounted at the loan's effective interest rate, or (ii) at the observable market price of the loan, or (iii) the fair value of the underlying collateral if the loan is collateral dependent. The Bank has implemented the Statements by modifying its quarterly review of the adequacy of the allowance for credit losses to also identify and value impaired loans in accordance with guidance in these Statements.

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

Premises and Equipment

         Premises and equipment are stated at cost less accumulated depreciation. Leasehold improvements are amortized on the straight-line method over the shorter of their estimated useful lives or the lease terms which range from seven to 15 years. Depreciation expense is computed on the straight-line basis over the estimated useful life of buildings, which range from ten to forty years, and furniture and equipment, which range from three to seven years. Additions to premises and equipment and major improvements are capitalized. Maintenance and repairs are expensed as incurred.

Income Recognition

         Interest income on loans is accrued based upon the principal amount outstanding. Non-refundable fees and costs associated with the origination of loans are deferred and recognized over the life of the loan using a method that approximates the interest method.

Stock-Based Compensation

         Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123") which requires certain disclosures about stock-based employee compensation arrangements, regardless of the method used to account for them, and defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, FAS 123 also allows an entity to continue to measure compensation cost for stock-based compensation plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to continue using the accounting method in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been adopted. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company elected to continue using the accounting method in APB Opinion No. 25. The effect of using the fair value method of accounting on net income for the years ended December 31, 1998 and 1997 would not have been material.

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

Net Income Per Share

         Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") which replaces the presentation of primary earnings per share with basic earnings per share and which requires dual presentation of basic and diluted earnings per share on the Consolidated Statements of Income. FAS 128 requires restatement of all prior-period earnings per share data presented. Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period, and diluted net income per share includes the effect of unexercised stock options using the treasury stock method. The treasury stock method assumes that common stock was purchased at the average market price during the period. For the years ended December 31, 1998, 1997 and 1996, the reconciliation of the denominators of the basic and diluted per-share computations was as follows:

                                           1998              1997              1996
                                         ---------         ---------         ---------

Common shares..................          1,229,924         1,210,975         1,207,696
Stock options..................              2,674            27,351            11,202
                                         ---------         ---------         ---------
Diluted shares.................          1,232,598         1,238,326         1,218,898
                                         =========         =========         =========

Comprehensive Income

         The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130") as of January 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in net assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition, such items, along with net income, are components of comprehensive income. The adoption of FAS 130 had no effect on the Company's net income or shareholders' equity.

Cash Flows

         For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold, which are invested overnight.

NOTE B - INVESTMENTS AVAILABLE-FOR-SALE AND INVESTMENTS HELD-TO-MATURITY

         At December 31, 1998 and 1997, the carrying value, gross unrealized gains and losses, and estimated market value of investments available-for-sale and investments held-to-maturity were as follows:

                                                                         GROSS           GROSS              CARRYING
                                                     AMORTIZED         UNREALIZED      UNREALIZED            VALUE
INVESTMENTS AVAILABLE-FOR-SALE:                        COST              GAINS           LOSSES           (FAIR VALUE)
                                                    -----------         -------         --------          -----------
1998
U.S. Agency obligations due:
     After one year through five years ....         $ 8,489,116         $19,650         $ (9,547)         $ 8,499,219
     After five years through ten years ...           2,227,781              --          (21,679)           2,206,102
     After ten years ......................          10,737,166          51,079           (4,297)          10,783,948
                                                    -----------         -------         --------          -----------
     Total investments
         available-for-sale ...............         $21,454,063         $70,729         $(35,523)         $21,489,269
                                                    ===========         =======         ========          ===========

1997
U.S. Agency obligations due:
     In one year or less ..................         $ 2,502,245         $    70         $ (5,440)         $ 2,496,875
     After one year through five years ....          14,081,733          15,756           (9,864)          14,087,625
                                                    -----------         -------         --------          -----------
     Total investments
         available-for-sale ...............         $16,583,978         $15,826         $(15,304)         $16,584,500
                                                    ===========         =======         ========          ===========


                                                     CARRYING
                                                       VALUE             GROSS           GROSS             ESTIMATED
                                                    (AMORTIZED         UNREALIZED      UNREALIZED            MARKET
INVESTMENTS HELD-TO-MATURITY:                          COST)             GAINS           LOSSES              VALUE
                                                    ----------          -------         -------           ----------
1998
U.S. Agency obligations due:
     In one year or less ..................         $  692,715          $    --         $  (657)          $  692,058
     After one year through five years ....          2,918,280           26,176              --            2,944,456
     After five years through ten years ...            503,230               --          (2,136)             501,094
Collateralized mortgage obligations
     due after ten years ..................            721,737            1,804              --              723,541
                                                    ----------          -------         -------           ----------
Total investments held-to-maturity ........         $4,835,962          $27,980         $(2,793)          $4,861,149
                                                    ==========          =======         =======           ==========
1997
U.S. Agency obligations due:
     In one year or less ..................         $1,000,000          $    --         $    --           $1,000,000
     After one year through five years ....          5,125,282           12,536             (10)           5,137,808
Collateralized mortgage obligations
     due after ten years ..................          1,841,986            4,016          (3,485)           1,842,517
                                                    ----------          -------         -------           ----------
Total investments held-to-maturity ........         $7,967,268          $16,552         $(3,495)          $7,980,325
                                                    ==========          =======         =======           ==========

         Expected maturities for the collateralized mortgage obligations will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

         As of December 31, 1998, investments available-for-sale and held-to-maturity with a carrying value of approximately $3.3 million were pledged to collateralize securities sold under agreements to repurchase, $702,000 were pledged for public deposits and $301,000 were pledged for Treasury, Tax and Loan deposits.

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

         As of December 31, 1998 and 1997, loans consisted of the following:

                                                     1998                1997
                                                  -----------         -----------
Commercial ...........................            $ 8,085,544         $ 9,289,611
Mortgage:
     Construction ....................                823,817             961,264
     Non-construction ................             35,109,188          31,508,547
Installment ..........................              6,092,523           4,781,456
Other loans ..........................              3,042,692           3,165,509
                                                  -----------         -----------
Total loans, net of unearned income...             53,153,764          49,706,387
Less - allowance for loan losses .....                889,076             882,034
                                                  -----------         -----------
     Loans, net ......................            $52,264,688         $48,824,353
                                                  ===========         ===========

         For the years ended December 31, 1998, 1997, and 1996, an analysis of the allowance for loan losses was as follows:

                                                    1998               1997               1996
                                                  ---------          ---------          ---------
Beginning balance ....................            $ 882,034          $ 904,562          $ 852,270
Provision for loan losses.............                   --                 --                 --
Charge-offs ..........................             (108,273)           (72,116)           (98,341)
Recoveries ...........................              115,315             49,588            150,633
                                                  ---------          ---------          ---------
     Ending balance ..................            $ 889,076          $ 882,034          $ 904,562
                                                  =========          =========          =========

         As discussed in Note A, the Company has adopted the provisions of FAS 114 and FAS 118 related to impaired loans. As of December 31, 1998 and 1997, the total recorded investment in impaired loans was $1,109,000 and $687,000, respectively, and the Bank recorded an allowance for loan losses of $186,000 and $128,000, respectively, related to its impaired loans. As of December 31, 1998 and 1997, the net investment in impaired loans was $923,000 and $559,000, respectively. During the years ended December 31, 1998, 1997 and 1996, the recorded investment in impaired loans averaged $644,000, $1,082,000 and $1,214,000, respectively, and interest income recognized on impaired loans totaled $108,000, $72,000 and $113,000, respectively, and interest income received on impaired loans totaled $77,000, $39,000 and $91,000, respectively.

         A credit risk concentration results when the Company has a significant credit exposure to an individual or a group engaged in similar activities or having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. As of December 31, 1998 and 1997, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business, exceeded 10% of total loans, except that as of such date, loans collateralized with mortgages on real estate represented 67.60% and 65.32%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

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

NOTE D - PREMISES AND EQUIPMENT

         As of December 31, 1998 and 1997 premises and equipment were comprised of the following:

                                                1998               1997
                                             ----------         ----------
Land ............................            $1,157,650         $       --
Buildings .......................               176,297                 --
Leasehold improvements ..........             1,000,677            981,177
Furniture and equipment .........             1,175,304          1,091,997
                                             ----------         ----------
     Total ......................             3,509,928          2,073,174
Less - accumulated depreciation
     and amortization ...........             1,668,963          1,483,293
                                             ----------         ----------
Premises and equipment, net .....            $1,840,965         $  589,881
                                             ==========         ==========

NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

         As of December 31, 1998, the Company was party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments were comprised of commitments to extend credit and standby letters of credit and involved, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contract amounts of those instruments reflected the involvement the Bank had in particular classes of financial commitments.

         The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit was represented by the contractual amount of those instruments. The Company used the same credit policies in making commitments and conditional obligations as it did for balance sheet instruments.

         Commitments are agreements to lend to a customer as long as there are no violations of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Fixed-interest rate commitments to extend credit are subject to market risk should interest rates rise above contracted rates during the commitment period. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the borrower. Collateral held varies but has included accounts receivable, inventory, property, plant and equipment, and residential and income producing commercial properties. Total unfunded commitments for loans and lines of credit were $8,127,000 and $7,193,000 at December 31, 1998 and 1997, respectively.

         Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support construction borrowing arrangements. The Bank's guarantees are primarily short term, expiring within one year. The credit risk involved in issuing letters of credit is essentially the same as extending loan facilities to customers. The Bank held cash as collateral supporting those commitments for which collateral is deemed necessary. Outstanding letters of credit were $479,000 and $1,106,000 at December 31, 1998 and 1997, respectively.

NOTE F - INCOME TAXES

         As discussed in Note A, the Company has adopted the provisions of FAS 109 for calculating income tax expense or benefit and related deferred tax assets and liabilities. During the years ended December 31, 1998, 1997 and 1996, the Company recorded $55,000, $261,000 and $108,000, respectively, of income tax benefits resulting from the corresponding reduction in the valuation allowance associated with the Company's tax loss carryforwards.

         For the years ended December 31, 1998, 1997 and 1996, a reconciliation of expected federal tax expense or benefit (calculated by applying appropriate statutory federal income tax rates) to the net income tax expense or benefit included in the accompanying consolidated statements of operations is as follows:

                                                       1998                     1997                     1996
                                               -------------------      -------------------      -------------------
                                                AMOUNT         %         AMOUNT         %         AMOUNT         %
                                               ---------    ------      ---------    ------      ---------    ------

Expected expense using statutory rate...       $ 617,049     38.00%     $ 441,751     38.00%     $ 339,038     38.00%
Decrease in valuation allowance ........        (655,974)   (40.40)      (755,026)   (64.95)      (283,000)   (31.72)
Other, net .............................         (15,973)    (0.98)        52,057      4.48       (164,038)   (18.38)
                                               ---------    ------      ---------    ------      ---------    ------

Total income tax expense ...............       $ (54,898)    (3.38)%    $(261,218)   (22.47)%    $(108,000)   (12.10)%
                                               =========    ======      =========    ======      =========    ======

         During the years ended December 31, 1998, 1997 and 1996, the Company utilized net operating loss carryforwards totaling $1,620,000, $1,284,000 and $955,000, respectively.

         As of December 31, 1998, the Company had net operating loss carryforwards remaining for federal tax purposes of approximately $1.3 million, which may be used to offset future taxable income or will expire, if unused, as follows: $256,000 in 2007, $1,026,000 in 2008, and $18,000 in 2009. Should
certain substantial changes (as defined by the federal income tax code), occur in the Company's ownership, an annual limitation would be imposed on the amount of loss which could be utilized in any one year. Because realization of the Company's net operating losses carried forward is uncertain, a valuation allowance has been established against the related deferred tax assets. The valuation allowance is used to reduce deferred tax assets to the estimated amount that management believes is more likely than not to be realized. In determining the amount of any necessary valuation allowance, management takes into consideration all available evidence and information, both positive and negative, that a valuation allowance is needed. Such evidence includes the Company's current and historical financial condition, results of operations and cumulative losses, as well as current and enacted future tax laws. Management also takes into consideration the length of its loss carryforwards, its estimate of the likelihood and amount of earnings during the carryforward period and the reduction in the benefit those carryforwards would provide should substantial changes occur in the Company's ownership during the carryforward period. As of December 31, 1998 and 1997 the Company's deferred tax assets and liabilities consisted of the following:

                                                        1998                1997
                                                      --------          -----------

Gross deferred tax assets:
     Net operating loss carryforward........          $498,456          $ 1,106,229
     Fixed assets ..........................           143,934              149,569
     Other real estate owned ...............            58,720               46,302
     Other .................................            41,122               49,296
     Valuation allowance ...................                --             (655,974)
                                                      --------          -----------
         Total .............................           742,232              695,422
                                                      --------          -----------
Gross deferred tax liabilities:
     Allowance for loan losses .............            30,916               39,449
                                                      --------          -----------
         Total .............................            30,916               39,449
                                                      --------          -----------
Net deferred tax asset .....................          $711,316          $   655,973
                                                      ========          ===========

NOTE G - STOCK OPTIONS

         During 1994, the Company implemented a 401(k) defined contribution plan entitled "South Florida Bank Savings Plan" (the "Savings Plan"). The Savings Plan is contributory and covers all of the Company's officers and employees. The Company's contributions are determined by the Board of Directors. During the years ended December 31, 1998, 1997 and 1996, the Company's expense for the Savings Plan was $32,000, $29,000 and $24,000, respectively.

         The Company maintains a stock option plan for the Company's officers and employees that provides a maximum grant of 100,000 shares of common stock. As of December 31, 1998, options totaling 5,000 expire on January 1, 2007, and options totaling 2,125 expire on January 13, 2008.

         Options granted, exercised and exercisable were as follows:

                                       PRICE     NUMBER   EXERCISABLE
                                       -----     ------   -----------
Balance, December 31, 1995.....       $ 5.00     70,000     56,250
     Granted ..................           --         --
     Canceled .................         5.00     (5,000)
     Exercised ................         5.00    (15,000)
                                                -------
Balance, December 31, 1996.....         5.00     50,000     50,000
     Granted ..................         5.00     10,000
     Canceled .................         5.00     (1,000)
     Exercised ................           --         --
                                                -------
Balance, December 31, 1997.....         5.00     59,000     52,250
     Granted ..................        10.50      2,500
     Canceled .................           --         --
     Exercised ................         5.04    (54,375)
                                                -------
Balance, December 31, 1998.....         6.64      7,125        750
                                                =======

NOTE H - RELATED PARTIES

         Deposits of the Company's directors, officers and relatives of directors totaled approximately $2,634,000, $2,755,000, and $1,922,000 at December 31, 1998, 1997 and 1996, respectively. Several of the Company's directors, officers, and relatives and affiliated entities of directors obtained loans and lines of credit from the Bank. These loans and lines of credit were granted in accordance with the normal lending policies of the Bank. For the years ended December 31, 1998, 1997, and 1996 the activity in loans and lines of credit from related parties were as follows:

                                             1998              1997               1996
                                           ---------        -----------        -----------
Beginning balance .............            $ 852,246        $ 1,348,811        $ 1,274,714
New loans .....................              125,153            939,127            584,747
Other changes .................              352,442           (492,025)           (11,256)
Repayments ....................             (727,053)          (943,667)          (499,394)
                                           ---------        -----------        -----------
     Ending balance ...........            $ 602,788        $   852,246        $ 1,348,811
                                           =========        ===========        ===========

         During 1990, the Bank entered into a ground lease with a Florida general partnership for the property on which the Metro branch office is located. As of December 31, 1998, various directors and affiliates of the directors owned a minority interest of this partnership. The lease matures on August 31, 1999 and the Bank pays $3,500 per month. Total rent expense under this lease was $45,000, $35,000 and $28,000 during the years ended December 31, 1998, 1997 and 1996, respectively. During 1990, the Bank entered into a lease of office space owned by one of the Company's Directors. The lease matures on April 30, 1999 and the Bank currently pays $1,910 per month. Total rent expense under this lease was $24,000, $23,000 and $29,000 during the years ended December 31, 1998, 1997 and 1996, respectively. The law firm in which one of the Company's directors is a shareholder represents the Company as its legal counsel. Professional fees incurred for these services during the years ended December 31, 1998, 1997, and 1996 totaled $29,000, $45,000, and $54,000, respectively.

NOTE I - COMMITMENTS AND CONTINGENCIES

Lease Commitments

         The Company leases building facilities under noncancellable operating leases which expire at various dates through 2002. These leases generally provide for fixed rental payments and include renewal and purchase options at amounts which are generally based on fair market value at expiration of the lease. Rent expense under operating leases totaled $222,000, $233,000, and $220,000 during the years ended December 31, 1998, 1997, and 1996, respectively.

         As of December 31, 1998, future minimum lease payments under leases with initial or remaining noncancellable lease terms in excess of one year were as follows:

         1999..............................................                 $177,000
         2000..............................................                   63,000
         2001..............................................                   35,000
         2002..............................................                   18,000
                                                                            --------
         Future minimum lease payments.....................                 $293,000
                                                                            ========

Year 2000

         Because many computerized systems use only two digits to record the year in date fields, such systems may not be able to process dates accurately in the year 2000 and after. The effects of this problem will vary from system to system and could adversely affect the Company's operations.

         The Company has implemented a plan to remediate, replace and test all systems that may be negatively affected by the Year 2000 issue, particularly mission-critical systems. As of December 31, 1998, the Company has completed substantially all of the anticipated work required by the plan. Costs incurred specifically related to the Year 2000 issue totaled approximately $214,000 as of December 31, 1998. Although additional costs will likely be incurred in preparation for the Year 2000, the Company does not expect such costs to have a material impact on its financial condition or results of operations.

         To determine the readiness of its customers and vendors, the Bank has corresponded with its significant borrowers and vendors to determine the extent of risk created by any failure by them to remediate their own Year 2000 issues. The Bank's strategic plan provides, if necessary, a Year 2000 contingency reserve of not less than $10,000 for borrowers with high Year 2000 risks. In addition, if certain vendors do not demonstrate Year 2000 compliance by a certain date, the Bank will seek other alternatives, which may include seeking replacement vendors.

         Ultimately, the potential impact of the Year 2000 issue will depend not only on the corrective measures the Bank undertakes, but also on the way in which the Year 2000 issue is addressed by governmental agencies, businesses and other entities who receive data from the Bank, or whose financial condition or operational capability is important to the Bank, such as suppliers or customers. At this time, the Bank cannot determine the financial effect on its operations if significant customer and/or vendor remediation efforts are not resolved in a timely manner.

NOTE J - CAPITAL RATIOS

         As of December 31, 1998 and 1997, a comparison of the required minimum capital ratios to actual capital ratios was as follows:

                                                                     BANK RATIOS
                                                               ----------------------        REGULATORY
                                                               1998             1997        REQUIREMENTS
                                                               -----            -----       ------------
Total capital to risk weighted assets......................    17.45%           15.46%          8.00%
Tier 1 capital (common shareholders'
     equity) to risk-weighted assets.......................    16.19            14.20           4.00
Tier 1 capital to average total assets -
     Leverage ratio........................................    10.00             8.55           4.00

         Banking laws and regulations limit the amount of dividends that may be paid by financial institutions, including the Company. In addition, banking regulations impose certain minimum capital ratios on financial institutions, including the Company, which also restrict the Company's right to pay dividends.

         Florida Banking Statutes also limit the amount of dividends that may be paid by the Bank to the Company without prior approval of the Bank's regulatory agency. Retained earnings of the Bank which may be paid to the Company as dividends without prior approval totaled approximately $3,898,000 and $2,814,000 as of December 31, 1998 and 1997, respectively.

NOTE K - PENDING ACQUISITION

         On October 22, 1998, the Holding Corporation announced that it entered into an Agreement with Fifth Third Bancorp pursuant to which Fifth Third Bancorp would acquire the Holding Corporation and Bank. In the transaction, holders of Holding Corporation common stock would receive .348 shares of Fifth Third Bancorp common stock in exchange therefor. Consummation of the transaction is subject to a number of conditions, including the receipt of regulatory approval and approval of the Agreement by the Holding Corporation shareholders. The acquisition is expected to take place in June 1999.

NOTE L - CONDENSED HOLDING CORPORATION FINANCIAL INFORMATION
(PARENT COMPANY ONLY)

STATEMENTS OF FINANCIAL CONDITION                                                 DECEMBER 31,
                                                                       ---------------------------------
                                                                           1998                 1997
                                                                       ------------         ------------

ASSETS
Cash and due from banks ...................................            $    696,486         $    447,393
Dividend receivable from the Bank .........................                      --              246,908
Investment in the Bank ....................................               8,900,153            7,170,380
                                                                       ------------         ------------
     Total assets .........................................            $  9,596,639         $  7,864,681
                                                                       ============         ============

Dividend payable ..........................................            $    253,070         $    242,195
                                                                       ------------         ------------

SHAREHOLDERS' EQUITY
Common stock, $.01 par value, 10,000,000 shares authorized,
     1,265,350 and 1,210,975 shares outstanding ...........                  12,654               12,110
Additional paid-in capital ................................              10,639,771           10,366,378
Net unrealized securities gains of the Bank ...............                  21,828                  324
Retained deficit ..........................................              (1,330,684)          (2,756,326)
                                                                       ------------         ------------
     Total shareholders' equity ...........................               9,343,569            7,622,486
                                                                       ------------         ------------
     Total liabilities and shareholders' equity ...........            $  9,596,639         $  7,864,681
                                                                       ============         ============


                                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                                       -----------------------------------------------------
STATEMENTS OF OPERATIONS                                                  1998                 1997                 1996
                                                                       -----------          -----------          -----------
Equity in the Bank's earnings .............................            $ 1,708,269          $ 1,429,521          $ 1,007,316
Interest income from the Bank .............................                 18,172               12,974               11,865
Legal expenses ............................................                 20,959                9,512                4,899
Non-interest expense - other ..............................                 26,770                9,262               14,076
                                                                       -----------          -----------          -----------
Net income ................................................              1,678,712            1,423,721            1,000,206
Net unrealized securities gains (losses) ..................                 21,504               33,235              (53,566)
                                                                       -----------          -----------          -----------
     Comprehensive income .................................            $ 1,700,216          $ 1,456,956          $   946,640
                                                                       ===========          ===========          ===========

STATEMENTS OF CASH FLOWS
Cash flows used in operating activities:
     Other operating expenditures .........................            $   (29,557)         $    (5,800)         $    (7,110)
                                                                       -----------          -----------          -----------
Cash flows provided by investing activities:
     Receipt of dividend from the Bank ....................                246,908                   --                   --
                                                                       -----------          -----------          -----------
Cash flows provided by financing activities:
     Proceeds from exercise of stock options ..............                273,937                   --               75,000
     Dividends paid to shareholders .......................               (242,195)                  --                   --
                                                                       -----------          -----------          -----------
         Cash flows provided by financing activities ......                 31,742                   --               75,000
                                                                       -----------          -----------          -----------
Net increase (decrease) in cash and cash equivalents ......                249,093               (5,800)              67,890
Cash and cash equivalents at beginning of period ..........                447,393              453,193              385,303
                                                                       -----------          -----------          -----------
Cash and cash equivalents at end of period ................            $   696,486          $   447,393          $   453,193
                                                                       ===========          ===========          ===========

                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                        -----------------------------------------------
                                                                           1998              1997              1996
                                                                        -----------       -----------       -----------
Reconciliation of net income to net cash used in operating activities:
Net income ........................................                     $ 1,678,712       $ 1,423,721       $ 1,000,206
Equity in the Bank's earnings .....................                      (1,708,269)       (1,429,521)       (1,007,316)
                                                                        -----------       -----------       -----------
Net cash used in operating activities..............                     $   (29,557)      $    (5,800)      $    (7,110)
                                                                        ===========       ===========       ===========

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS

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

         Loans Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. For variable-interest rate loans, the carrying amount was considered to approximate fair value. The fair value of fixed-interest rate mortgage loans was based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for any differences in loan characteristics, with servicing retained. The carrying amount of loans on non-accrual status was used as their fair value. The fair value of all other loans was estimated by discounting estimated cash flows using interest rates being charged by the Bank on December 31, 1998 and 1997, respectively, on comparable loans as to credit risk and terms.

         Deposits The fair values of demand deposits, NOW, money market and savings accounts were the carrying amounts payable on demand. The fair value of certificates of deposit was estimated by discounting the future cash flows using interest rates offered on December 31, 1998 and 1997, respectively, for deposits of similar remaining maturities.

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

         The carrying amount and estimated fair value of the Company's financial instruments as of December 31, 1998 and 1997 were as follows:

                                                                               1998                                1997
                                                                  -----------------------------       -----------------------------
                                                                    CARRYING           FAIR             CARRYING           FAIR
FINANCIAL ASSETS:                                                    AMOUNT            VALUE             AMOUNT            VALUE
-----------------                                                 -----------       -----------       -----------       -----------
Cash and due from banks ...................................       $ 6,098,905       $ 6,098,905       $ 5,001,112       $ 5,001,112
Federal funds sold ........................................         2,210,539         2,210,539         1,998,000         1,998,000
Investments available-for-sale ............................        21,489,269        21,489,269        16,584,500        16,584,500
Investments held-to-maturity ..............................         4,835,962         4,861,149         7,967,268         7,980,325
Loans .....................................................        53,153,764        53,174,000        49,706,387        49,441,000
FINANCIAL LIABILITIES:
Deposits ..................................................        77,025,314        77,056,000        73,099,288        73,164,000
Securities sold under agreements
     to repurchase ........................................         3,136,907         3,136,907         1,326,473         1,326,473
COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT:
Commitments to extend credit ..............................                --                --                --                --
Standby letters of credit .................................                --                --                --                --

NOTE N - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

         For the years ended December 31, 1998 and 1997, the Company's condensed quarterly financial information was as follows:

                                                                    FIRST             SECOND            THIRD            FOURTH
                                                                  ----------        ----------        ----------       ----------
1998:
Interest income ...........................................       $1,535,027        $1,577,354        $1,565,962       $1,536,757
Interest expense ..........................................          597,061           595,344           569,345          555,561
                                                                  ----------        ----------        ----------       ----------
Net interest income .......................................          937,966           982,010           996,617          981,196
Non-interest income .......................................          154,848           147,348           149,489          557,246
Non-interest expense ......................................          774,426           822,346           831,168          854,966
                                                                  ----------        ----------        ----------       ----------
Income before income taxes ................................          318,388           307,012           314,938          683,476
Benefit (provision) for income taxes ......................           60,000            60,000            60,000         (125,102)
                                                                  ----------        ----------        ----------       ----------
Net income ................................................          378,388           367,012           374,938          558,374
Net unrealized securities gains (losses)...................            6,713            (5,595)           51,141          (30,755)
                                                                  ----------        ----------        ----------       ----------
Comprehensive income ......................................       $  385,101        $  361,417        $  426,079       $  527,619
                                                                  ==========        ==========        ==========       ==========
Net income per share:
     Basic ................................................       $     0.31        $     0.30        $     0.31       $     0.45
                                                                  ==========        ==========        ==========       ==========
     Diluted ..............................................       $     0.30        $     0.30        $     0.31       $     0.45
                                                                  ==========        ==========        ==========       ==========

1997:
Interest income ...........................................       $1,348,823        $1,420,103        $1,533,945       $1,536,289
Interest expense ..........................................          540,932           569,416           627,118          669,084
                                                                  ----------        ----------        ----------       ----------
Net interest income .......................................          807,891           850,687           906,827          867,205
Non-interest income .......................................          137,210           147,092           143,171          148,605
Non-interest expense ......................................          667,798           656,988           729,912          791,487
                                                                  ----------        ----------        ----------       ----------
Income before income taxes ................................          277,303           340,791           320,086          224,323
Benefit for income taxes ..................................           30,000            30,000            30,000          171,218
                                                                  ----------        ----------        ----------       ----------
Net income ................................................          307,303           370,791           350,086          395,541
Net unrealized securities gains (losses)...................          (30,857)           26,898            27,458            9,736
                                                                  ----------        ----------        ----------       ----------
Comprehensive income ......................................       $  276,446        $  397,689        $  377,544       $  405,277
                                                                  ==========        ==========        ==========       ==========
Net income per share:
     Basic ................................................       $     0.25        $     0.31        $     0.29       $     0.33
                                                                  ==========        ==========        ==========       ==========
     Diluted ..............................................       $     0.25        $     0.30        $     0.29       $     0.31
                                                                  ==========        ==========        ==========       ==========

                               SOUTH FLORIDA BANK

                         Lee County's Banking Advantage
                                   Member FDIC


                              OFFICERS OF THE BANK

William P. Valenti                     President and Chief Executive Officer
Harold S. Taylor, Jr.                  Executive Vice President/Senior Loan Officer
Kathleen Taylor                        Senior Vice President/Loan Officer
Deborah J. Boros                       Vice President/Operations
Cynthia L. Doragh                      Vice President/Director of Sales and Marketing
Christopher Ferrer                     Vice President/Branch Manager
Jeffrey J. Ritter                      Vice President/Loan Officer
Suzanne Hummel                         Assistant Vice President/Branch Manager


                                BRANCH LOCATIONS

MAIN OFFICE
2017 McGregor Boulevard
(941) 334-2020 - Fax (941) 334-6203
24 Hour Advantage Banking  (941) 334-7589

COLONIAL OFFICE
1500 Colonial Boulevard
(941) 278-0220 - Fax (941) 278-0387

METRO-DANIELS OFFICE
13391 Metro Parkway
(941) 768-5300 - Fax (941) 768-3877

IONA OFFICE
15280  McGregor Boulevard
(941) 466-6100 - Fax (941) 334-6203

MAILING ADDRESS (ALL OFFICES)
P. O. Box 2529
Fort Myers, FL 33902-2529